As filed with the Securities and Exchange Commission on July 27, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UCI INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3714	16-1760186
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14601 Highway 41 North

Evansville, Indiana 47725

(812) 867-4156

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Keith A. Zar

Vice President, General Counsel and Secretary

UCI International, Inc.

14601 Highway 41 North

Evansville, Indiana 47725

(812) 867-4156

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel Sheridan, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 555 11th Street, NW Washington, DC 20002 (202) 637-2200	Valerie Ford Jacob, Esq. Daniel J. Bursky, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(a)(b)	Amount of Registration Fee
Common stock, $0.01 par value	$200,000,000	$14,260

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Including additional shares of common stock that may be purchased pursuant to the underwriters’ overallotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 27, 2010

PROSPECTUS

             Shares

UCI International, Inc.

Common Stock

This is UCI International, Inc.’s initial public offering. We are selling              shares of our common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “UCII.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. Our internal data and forecasts have not been verified by any independent source. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets. In addition, unless stated otherwise, market share and market position data used throughout this prospectus refer to our share of the North American light vehicle aftermarket.

Unless stated otherwise, all market industry statistics, excluding estimates that are qualified by our belief, are based on data included in the 2011 Automotive Aftermarket Industry Association, or AAIA, Digital Automotive Aftermarket Factbook, referred to herein as Factbook, which combines the latest available aftermarket industry data from many sources including original AAIA research, government sources and independent research suppliers.

CERTAIN TERMS USED IN THIS PROSPECTUS

Except as otherwise required by the context, any reference in this prospectus to:

•	“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market;

•	“CAGR” refers to compounded annual growth rate;

•	“DIFM,” an acronym for ‘do-it-for-me,’ refers to consumers who use professionals to perform the maintenance and repair work needed on their own vehicles;

•	“DIY,” an acronym for ‘do-it-yourself,’ refers to consumers who themselves perform the maintenance and repair work needed on their vehicles;

•	“North America” and “North American” refers to the United States and Canada;

•	“OEM” refers to original equipment manufacturers;

•	“OES” refers to original equipment service providers (the service organizations connected with new car dealers);

•	the “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers;

•	“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon; and

•

with respect to our customers, “Advance” refers to Advance Stores Company, Inc.; “AutoZone” refers to AutoZone, Inc.; “CARQUEST” refers to CARQUEST Auto Parts Inc.; “Chrysler” refers to Chrysler Group LLC; “Ford” refers to Ford Motor Company; “GM” refers to General Motors Company; “NAPA” refers to NAPA Autoparts Inc.; and “O’Reilly” refers to O’Reilly Automotive, Inc.

ii

CERTAIN TRADEMARKS

This prospectus includes trademarks, such as Airtex, Champ, Wells, ASC, Master Parts, Luber-finer and Airtex Engine Management, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless otherwise noted in this prospectus, the terms “the Company,” “we,” “us,” “our” and “our company” refer to UCI International, Inc. and its subsidiaries, and “UCI” refers to United Components, Inc., our wholly-owned subsidiary.

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe that we maintain a leading market position in each of our four product lines, including the #1 market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. Approximately 88% of our 2009 net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We have one of the most comprehensive product lines in the aftermarket, offering approximately 47,000 part numbers that we deliver at an industry leading average fill rate of approximately 98%.

We provide our customers with a unique value proposition by combining our extensive high-quality product portfolio and our superior service, support and delivery with our global and low-cost manufacturing, sourcing and distribution platform. This value proposition is demonstrated by our longstanding relationships, which average approximately 20 years, with some of the largest companies in the aftermarket, such as Advance, AutoZone, CARQUEST, NAPA and O’Reilly. We also supply to select OEM platforms that complement our core aftermarket business and provide us with visibility into emerging product trends. We believe our value proposition, combined with our product support and category management services, enhances our customers’ financial and operating performance, allows us to achieve strong operating margins and positions us well for profitable growth.

For the twelve months ended March 31, 2010, our net sales were $895.4 million, Adjusted EBITDA was $149.3 million, or 16.7% of net sales, and net income was $20.2 million. The following charts set forth our approximate net sales for the year ended December 31, 2009 by percentage of product line and percentage of sales channel:

Our Product Lines

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2008 models. Our four product lines provide a stable and diverse base of business, even in difficult economic cycles, and can be classified into two groups:

•

Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream.

	Filtration	Fuel Delivery Systems	Vehicle Electronics	Cooling Systems
Products	• Oil Filters • Air Filters • Fuel Filters • Cabin Air, Transmission, Hydraulic and Industrial Filters	• Fuel Pump Assemblies • Electric Fuel Pumps • Mechanical Fuel Pumps • Strainers and Kits	• Sensors • Coils • Switches • Caps and Rotors • Emissions	• Aluminum and Cast Iron Cooling Systems • Fan Clutches

% of Total Net Sales (1)	39%	25%	19%	17%

Number of Parts (2)	4,950	2,235	38,300	1,600

Number of Customers (2)	1,400	1,000	275	1,000

Representative Brands (3)

(1)	Based on net sales for the year ended December 31, 2009.
(2)	Numbers reflected are approximate.
(3)	Includes our brands, licensed brands and private label brands.

Our Industry

We operate primarily in the North American aftermarket, which is large and fragmented. According to J.D. Power, the number of vehicles in operation globally totals over one billion, of which approximately 259 million are located in the United States. We believe the addressable market for our current product lines servicing vehicles in North America is approximately $10 billion.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 to 2009, the aftermarket grew at a CAGR of 3.3% with annual growth rates varying between (1.7)% and 7.0%. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, the aftermarket declined by only 1.7% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

•

Increasing global vehicle population: According to J.D. Power, the global vehicle population is expected to experience a 3.3% CAGR from 2009 to 2015, and light vehicles in operation in the United States are expected to grow at a projected CAGR of 1.3% between 2009 and 2015.

•	Aging of vehicle population: The average age of light vehicles in use in the United States grew from 8.8 years in 1999 to 10.2 years in 2009.

•

Increasing vehicle miles driven: Miles driven in the United States has increased steadily over the last several decades. For example, between 1981 and 2009, miles driven in the United States has increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined in only one year, 2008, mainly due to sharp increases in fuel prices.

•

Growing heavy-duty aftermarket: According to FTR Associates, historical total truck ton-miles increased in each year over the past 17 years, except for 2008 and 2009, when fuel price increases and the economic downturn affected this trend. MacKay & Company estimates the heavy-duty vehicle aftermarket will grow by approximately 8% in 2010.

Further, we believe that aftermarket dynamics will continue to be impacted by additional longer-term trends, such as the increasing complexity of vehicles and proliferation of related parts, blurring distinctions between the retail and traditional channels and on-going industry consolidation, resulting in a customer base with more complex needs. These trends are driving industry participants to rely on suppliers that can provide a full product portfolio across multiple channels in a timely and reliable manner. We believe that we are well positioned to capitalize on these trends as we continue to partner with our customers who are leading aftermarket participants and have been active in industry consolidation.

Replacement parts for the light vehicle aftermarket are distributed through three main channels:

•

Retail: National chains that primarily serve the DIY group and are strategically pursuing the DIFM group by targeting independent repair shops and professional installers or “commercial” sales. Leading retail providers include Advance, AutoZone and O’Reilly.

•

Traditional: Independent repair shops and professional installers supplied through companies like CARQUEST and NAPA, as well as buying groups such as The Aftermarket Auto Parts Alliance, or The Alliance, and the Automotive Distribution Network, or The Network.

•	OES: Dealership service bays associated with OEMs such as GM, Ford and Chrysler.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with approximately $775 million, or 88% of our 2009 net sales, attributable to the aftermarket. We believe that we maintain a leading market position in each of our four product lines, including the #1 market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket.

Attractive aftermarket product portfolio. We believe that our product lines are among the most attractive in the aftermarket based on key differentiating attributes, including:

•

Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream.

•	Highly Engineered: Our product lines require significant engineering, product development, product support, sourcing and manufacturing capabilities.

Long-standing and deep relationships with industry leading customers. We are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices.

Unique customer value proposition. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 47,000 unique part numbers and deliver at an industry leading average fill rate of approximately 98%, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

Innovative category management expertise. We believe our sophisticated category management capabilities are highly valued by our customers and provide us a competitive advantage. Our category management process utilizes our experienced professionals, specialized software and proprietary processes and tools to analyze industry, competitive and customer inputs to develop and recommend specific targeted actions to our customers. These targeted actions help our customers improve their sales growth and category profitability, increase consumer satisfaction through robust parts availability and minimize their working capital needs through enhanced inventory efficiency. Successful application of these services within our customer base has enabled us to increase our customer retention, expand sales of our products, optimize our product sourcing decisions through increased market visibility and penetrate new customers across the aftermarket.

Global and low-cost manufacturing, sourcing and distribution platform. We operate manufacturing facilities in low-cost countries, including an approximately 20-year presence in both China and Mexico, and have invested significantly in automation throughout our global operations. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to achieve average fill rates of approximately 98% and provide unique direct shipment capabilities.

Strong operating margins and cash flow profile. Our Adjusted EBITDA represented 16.7% of our net sales for the twelve months ended March 31, 2010. Our ability to generate strong cash flow from operations provides financial flexibility and enables us to reinvest capital in our business, support growth and finance strategic acquisitions. In addition, during the past five years, we generally have maintained relatively low capital expenditure levels of approximately 2% to 4% of net sales, further bolstering our cash flow profile.

Experienced management team with proven track record. Our core senior management team has an average of 20 years of industry experience. Under the leadership of Bruce Zorich, our Chief Executive Officer, we have achieved significant accomplishments since 2003, including:

•	increasing average fill rates from the low 90s to approximately 98%;

•	increasing annual net sales per employee from approximately $140,000 to $200,000;

•	expanding our global footprint, while reducing total facilities from 47 to 29; and

•	increasing our Adjusted EBITDA as a percentage of net sales from 13.1% in the year ended December 31, 2003 to 16.7% for the twelve months ended March 31, 2010.

Our Strategy

Our objective is to continue to be a market leader with strong profit margins achieved by providing superior products and services to our customers. Over the past several years we have invested significant resources to develop differentiated services for our customers, improve our operational efficiency and enhance our low-cost country manufacturing and sourcing capabilities. We believe these investments provide a solid foundation for profitable net sales growth and continued operational improvements as highlighted below.

Drive incremental net sales in excess of anticipated industry growth in our core markets. Our strategy is to use our category management expertise, broad product coverage and superior product support and delivery to continue to differentiate ourselves from our competition, drive incremental growth and attract new customers. Historically, some of our most important customers have grown faster than the overall market and as these customers continue to expand their revenue and market share, we seek to increase their reliance on our capabilities to increase our own market share. We are also actively marketing these capabilities to new customers across our aftermarket channels and anticipate that we will secure new business similar to our recent wins with, among others, CARQUEST, NAPA and O’Reilly.

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the military, heavy-duty, power generation and other channels.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $130 million of non-U.S. net sales in 2009. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

Enhance margins through our culture of operational excellence. We have developed a culture that drives ongoing cost reduction and operational improvement through investments in automation and other process enhancements and the expansion of our global low-cost manufacturing, sourcing and distribution platform. We believe that our China manufacturing and sourcing capabilities, along with our Mexican operations, position us to realize continued cost savings. In addition, we recently launched our Product Source Optimization initiative, or PSO, which utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced and to determine the optimal manufacturing or sourcing location.

Expand our platform through strategic partnerships and acquisitions. The aftermarket remains relatively fragmented and we are well positioned to capitalize on additional partnering and consolidation opportunities. We will continue to analyze and selectively pursue strategic opportunities where we can add value by leveraging our core competencies and realize synergies by applying our operating culture and processes to improve operating results. Our partnership and acquisition strategy also focuses on growth through product extensions that fit well within our existing distribution channels and expansion into new geographic markets.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.

•

The current economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

•	Our relationship with AutoZone creates risks associated with a concentrated net sales source.

•	Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount.

•	The introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts.

•	Increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health.

•	Our international operations are subject to uncertainties that could affect our operating results.

•	Our substantial indebtedness could adversely affect our financial health.

Our Sponsor

At March 31, 2010, affiliates of The Carlyle Group, or Carlyle, owned 90.8% of our common stock with the remainder owned by members of our board of directors and certain current and former employees. Carlyle is one of the largest and most diversified global private equity groups with $90.5 billion under management as of March 31, 2010 and international breadth and depth along with significant strategic, operational and financial resources. Since 1987, the firm has invested $60.6 billion of equity in 969 private equity and real estate transactions. Carlyle has over 20 years of investment experience and demonstrated expertise in the industrial, energy & power, automotive & transportation and aerospace & defense sectors, among others. In addition to its track record, Carlyle has a strong network of relationships and partnerships with seasoned industry executives and businesses.

Our History and Corporate Information

UCI International, Inc. was incorporated in Delaware on March 8, 2006, under the name UCI Holdco, Inc., as a holding company for UCI Acquisition Holdings, Inc., or UCI Acquisition, and United Components, Inc. UCI International, Inc. owns all of the common stock of United Components, Inc. through its wholly-owned subsidiary UCI Acquisition. UCI Acquisition and United Components, Inc. are corporations formed at the direction of Carlyle. All operations of UCI International, Inc. are conducted by United Components, Inc. and its subsidiaries. Through our predecessors, we commenced operations in 1958.

Our principal executive offices are located at 14601 Highway 41 North, Evansville, Indiana 47725 and our telephone number is (812) 867-4156. Our internet address is www.ucinc.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered by us	shares.

Common stock outstanding after this offering	shares.

Overallotment option	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock at the initial public offering price to cover overallotments, if any.

Use of proceeds	We estimate that the net proceeds from the sale of shares by us will be approximately $ million, after deducting underwriting discounts and commissions and estimated expenses, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from the sale of shares by us to repay certain of our indebtedness and the remainder for working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed NYSE symbol	“UCII.”

Risk factors	See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after completion of this offering is based on 2,864,210 shares outstanding as of March 31, 2010 and excludes:

•	127,715 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010 at a weighted average exercise price of $9.60 per share;

•	109,840 shares of restricted common stock that vest only upon the occurrence of a change in control of UCI International, Inc., as defined in our equity incentive plan; and

•	70,310 shares of common stock reserved for issuance under our equity incentive plans following the completion of this offering.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the overallotment option by the underwriters;

•	an initial offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus; and

•

that, concurrently with the closing of this offering, the number of our authorized common stock will be increased to              shares, and each share then outstanding will be split into approximately              shares by way of a stock split.

Summary Historical Financial Data

The following tables set forth our summary historical financial data for the years ended December 31, 2007, 2008 and 2009, for the three month periods ended March 31, 2009 and March 31, 2010 and as of and for the twelve months ended March 31, 2010. Our summary historical income statement data for each of the years in the three-year period ended December 31, 2009 have been derived from our audited financial statements included elsewhere in this prospectus. Our summary historical income statement data for the three months ended March 31, 2009 and March 31, 2010 and our summary historical balance sheet data as of March 31, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments consisting only of normal, recurring adjustments necessary for a fair presentation of the results for the unaudited interim period. The unaudited financial data for the twelve months ended March 31, 2010 have been derived by adding our financial data for the year ended December 31, 2009 to our financial data for the three months ended March 31, 2010 and subtracting our financial data for the three months ended March 31, 2009. Results for the three months and twelve months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for any other period. The financial data set forth below are not necessarily indicative of future results of operations. This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections and our financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2007	2008	2009	2009	2010	2010
(Dollars in millions)				(unaudited)		(unaudited)
Income Statement Data:
Net sales (1)	$969.8	$880.4	$885.0	$219.9	$230.3	$895.4
Cost of sales (2)	748.8	702.5	685.4	180.5	173.1	678.0

Gross profit	221.0	177.9	199.6	39.4	57.2	217.4
Operating (expenses) income
Selling and warehousing	(61.1)	(62.9)	(56.6)	(14.3)	(14.3)	(56.6)
General and administrative	(50.0)	(51.6)	(47.8)	(12.5)	(11.6)	(46.9)
Amortization of acquired intangible assets	(7.0)	(6.3)	(5.7)	(1.5)	(1.3)	(5.5)
Restructuring (costs) gains (2)(3)	0.8	(2.4)	(0.9)	(0.2)	(2.0)	(2.7)
Trademark impairment loss (4)	(3.6)	(0.5)	—	—	—	—
Patent litigation costs (5)	—	—	(7.0)	—	(1.0)	(8.0)

Operating income	100.1	54.2	81.6	10.9	27.0	97.7
Other expense
Interest expense, net	(72.9)	(65.4)	(60.5)	(15.7)	(14.8)	(59.6)
Management fee expense	(2.0)	(2.0)	(2.0)	(0.5)	(0.5)	(2.0)
Miscellaneous, net	(2.9)	(3.5)	(5.5)	(1.5)	(0.9)	(4.9)

Income (loss) before income taxes	22.3	(16.7)	13.6	(6.8)	10.8	31.2
Income tax (expense) benefit	(8.3)	4.3	(5.1)	2.1	(4.2)	(11.4)

Net income (loss) from continuing operations	14.0	(12.4)	8.5	(4.7)	6.6	19.8
Gain on sale of discontinued operations, net of tax	2.7	—	—	—	—	—

Net income (loss)	16.7	(12.4)	8.5	(4.7)	6.6	19.8
Less: Loss attributable to noncontrolling interest	(0.1)	(0.8)	(0.7)	(0.3)	—	(0.4)

Net income (loss) attributable to UCI International, Inc.	$16.8	$(11.6)	$9.2	$(4.4)	$6.6	$20.2

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(unaudited)
Earnings Per Share Data:
Basic earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$5.01	$(4.07)	$3.22	$(1.52)	$2.31
Gain on sale of discontinued operations, net of tax	0.96	—	—	—	—

Net income (loss) attributable to UCI International, Inc.	$5.97	$(4.07)	$3.22	$(1.52)	$2.31

Weighted average shares outstanding (in thousands)	2,813	2,853	2,862	2,861	2,864

Diluted earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$4.92	$(4.07)	$3.16	$(1.52)	$2.25
Gain on sale of discontinued operations, net of tax	0.95	—	—	—	—

Net income (loss) attributable to UCI International, Inc.	$5.87	$(4.07)	$3.16	$(1.52)	$2.25

Weighted average shares outstanding (in thousands)	2,861	2,853	2,914	2,861	2,936

	March 31, 2010,
	Actual	As Adjusted (6)
(Dollars in millions)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$165.9	$
Total assets	1,087.5
Total debt (including current portion)	751.8

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2007	2008	2009	2009	2010	2010
(Dollars in millions)				(unaudited)		(unaudited)
Other Financial Data:
Capital expenditures	$29.7	$31.9	$15.3	$4.0	$5.8	$17.1
Depreciation and amortization	35.3	37.0	37.1	9.4	9.0	36.7
Adjusted EBITDA (7) (unaudited)	150.4	113.7	133.9	25.2	40.6	149.3
Adjusted EBITDA margin (7) (unaudited)	15.5%	12.9%	15.1%	11.5%	17.6%	16.7%

(1)	Net sales in 2008 includes a special $6.7 million warranty provision related to unusually high warranty returns related to one category of parts.

(2)	Cost of sales in 2007 includes $4.7 million of costs incurred in connection with the integration of our pre-ASC Acquisition water pump operations with the operations of ASC. The remaining $0.7 million of water pump integration costs in 2007 are included in “Restructuring (costs) gains.”

(3)	Restructuring gain in 2007 includes a gain on the sale of land and building. Amounts in the 2008, 2009 and 2010 periods result from our capacity consolidation and realignment actions.

(4)	Includes trademark impairment losses due to a customer’s decision to market a significant portion of our products under the customer’s own private label brand. This decision has not affected, and is not expected to affect, our sales of these products.

(5)	Includes trial costs and damages awarded in connection with an unfavorable jury verdict on a patent infringement matter. See Note 16 to our audited consolidated financial statements and Note J to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(6)	As adjusted to reflect the issuance of shares offered hereby assuming an initial public offering price of $ per share, the midpoint of the offering price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share would increase (decrease) each of as adjusted cash and cash equivalents and total assets by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. An increase (decrease) of 1.0 million in the number of shares offered by us would increase as adjusted cash and cash equivalents and total assets by approximately $ million.

(7)	We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. “Adjusted EBITDA” represents net income before interest expense, income tax expense and depreciation and amortization, or EBITDA, as further adjusted to exclude certain other items as set forth in the reconciliation presented below. “Adjusted EBITDA margin” is our Adjusted EBITDA as a representative percentage of net sales. You are encouraged to evaluate each adjustment and whether you consider each to be appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our calculations of Adjusted EBITDA may not be comparable to similarly entitled measures reported by other companies.

Adjusted EBITDA and, as a result, Adjusted EBITDA margin have limitations as analytical tools and you should not consider them in isolation, or as a substitute for analysis of our results as reported under generally accepted accounting principles in the United States, or GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt;

•

non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information.

The following is a reconciliation of net income (loss) from continuing operations applicable to UCI International, Inc. to Adjusted EBITDA and a calculation of Adjusted EBITDA margin:

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2007	2008	2009	2009	2010	2010
(Dollars in millions)	(unaudited)
Net income (loss) from continuing operations attributable to UCI International, Inc.	$14.1 (a)	$(11.6)	$9.2	$(4.4)	$6.6	$20.2
Interest expense, net on noncontrolling interest	72.9	65.4	60.5	15.7	14.8	59.6
Income tax expense (benefit), net of noncontrolling interest	8.3	(4.1)	5.2	(2.1)	4.2	11.5
Depreciation expense, net of noncontrolling interest	25.2	27.3	27.9	7.1	6.8	27.6
Amortization expense	9.6	9.0	8.5	2.2	2.1	8.4

EBITDA	130.1	86.0	111.3	18.5	34.5	127.3
Restructuring costs and severance (b)	5.0	2.8	4.0	1.2	2.1	4.9
Trademark impairment loss (c)	3.6	0.5	—	—	—	—
Patent litigation costs (d)	—	—	7.0	—	1.0	8.0
Cost of defending class action litigation (e)	—	4.0	1.5	0.5	0.9	1.9
Special warranty expense (f)	—	6.7	—	—	—
New business changeover and sales commitment costs (g)	5.0	5.0	5.0	2.4	0.6	3.2
Establishment of new facilities in China (h)	1.1	3.6	0.5	0.4	—	0.1
Resolution of pre-acquisition matters (i)	(1.3)	—	—	—	—	—
Cost to resolve disputed non-trade receivables (j)	0.8	—	—	—	—	—
UCI International, Inc. non-operating expenses (k)	0.7	2.3	2.2	1.5	0.9	1.6
Non-cash stock options expense	3.4	0.8	0.4	0.2	0.1	0.3
Management fee (l)	2.0	2.0	2.0	0.5	0.5	2.0

Adjusted EBITDA	$150.4	$113.7	$133.9	$25.2	$40.6	$149.3

Net sales	$969.8	$880.4	$885.0	$219.9	$230.3	$895.4
Adjusted EBITDA margin	15.5%	12.9%	15.1%	11.5%	17.6%	16.7%

(a)	In 2007, net income from continuing operations attributable to UCI International, Inc. does not include the $2.7 million gain on our sale of discontinued operations, net of tax.

(b)	We have taken various restructuring actions since 2007 to align our cost structure with customers’ spending and current market conditions. These actions have included the integration of our pre-ASC acquisition water pump product line into the water pump operations of ASC, as well as other targeted actions to reduce excess capacity and reduce our operating expenses. See Note 2 to our audited consolidated financial statements and Note B to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding our restructuring actions.

(c)	In 2007 and 2008, we recognized trademark impairment losses of $3.6 million and $0.5 million, respectively. These non-cash losses were due to a customer’s decision to market a significant portion of UCI-supplied products under the customer’s own private label brand, instead of UCI’s brand. This decision has not affected and is not expected to affect UCI’s sales of these products.

(d)	Our wholly-owned subsidiary, Champion Laboratories, Inc., is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During the first quarter of 2010, we incurred post-trial costs of $1.0 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties have filed post-trial motions. Parker-Hannifin is seeking treble damages and attorneys’ fees. See “Business—Litigation—Patent Litigation.”

(e)	We incurred costs to defend ourselves in litigation, including class action litigation, alleging violations of antitrust and consumer protection laws by us and other parties in the North American automotive filter aftermarket.

(f)	The special warranty expense of $6.7 million in 2008 related to a higher than normal failure rate of a specific category of parts resulting in an unusually high level of warranty returns.

(g)	New business changeover and sales commitment costs were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

(h)	In 2007, 2008 and 2009, we incurred nonrecurring start-up costs to establish two new factories in China.

(i)	In 2007, we resolved certain pre-acquisition liabilities for less than the amounts accrued resulting in income of $1.3 million.

(j)	In 2007, we provided an $0.8 million allowance related to disputed non-trade receivables from the Mexican government.

(k)	From time to time, we have incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.

(l)	Pursuant to our management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries, we pay an annual management fee of $2.0 million and out-of-pocket expenses. The agreement terminates either when Carlyle or its affiliates own less than 10% of our equity interest or when we and Carlyle mutually agree to terminate the agreement. See “Certain Relationships and Related Party Transactions.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. In addition, the risks described below are not the only ones facing our company.

Risks Related to Our Business

Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.

The global economy has continued to experience a period of significant uncertainty, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various businesses and financial institutions and a considerable level of intervention from the U.S. federal government and various foreign governments. Demand for our automotive products such as ours is linked to consumer demand for automobiles, which has been, and may continue to be, adversely impacted by the continuing uncertain economic environment.

First, consumers’ driving habits are impacted by deteriorating economic conditions, leading to a reduction in miles driven thereby increasing the periods between maintenance and repairs. In the latter part of 2008 and 2009, consumers’ driving habits were impacted by deteriorating economic conditions. U.S. Department of Energy statistics indicate that miles driven in the United States for the year 2008 were 3.2% lower than for 2007. Miles driven in 2009 increased only slightly from 2008. If total miles driven were to continue to decrease and consumers extend the mileage interval for routine maintenance, we could experience a decline in demand for our products due to a reduction in the need for replacement parts. Further, as economic conditions result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations could be impacted.

Second, difficult economic conditions may cause changes to the business models, products, financial condition or consumer financing and rebate programs of the OEMs, adversely affecting the number of cars produced and purchased. North American light vehicle sales reached their lowest point in nearly three decades in 2009 and the number of light vehicle registrations remained flat from 2008 to 2009. The effect of fewer cars being sold and fewer cars on the road adversely affected the demand for our products, reducing purchases by our customers in the aftermarket and by the OEMs.

If economic conditions continue to deteriorate or do not show signs of improvement, we may experience material adverse impacts to our business and operating results.

The current economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers.

The capital and credit markets have been experiencing extreme volatility and disruption since the latter part of 2008 and as a result, the markets have exerted downward pressure on the availability of liquidity and credit capacity for many issuers. While currently these conditions have not materially impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which could increase the cost of financing.

We need liquidity to pay our operating expenses, interest on our debt and capital expenditures. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. Our primary sources of liquidity are cash on hand, cash flow from operations and factoring of customer trade accounts receivable. Subject to certain limitations, UCI’s credit agreement for its senior credit facility permits sales of and liens on receivables, which are being sold pursuant to factoring arrangements arranged for us by certain customers with a number of banks. At March 31, 2010, we had factoring relationships arranged by four customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the current challenging capital markets, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all, or our customers could discontinue their participation in the arrangements, which could have a material adverse impact on our liquidity. Further, we terminated our revolving credit facility in June 2009. While we determined at the time that the cost to extend the facility was not justified, the lack of a revolving credit facility may further reduce our ability to meet liquidity needs.

In addition to the potential liquidity risks we face, some of our customers and suppliers are likely to experience serious cash flow problems and, as a result, may find it difficult to obtain financing, if financing is available at all. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our earnings and cash flow. Furthermore, our suppliers may not be successful in generating sufficient revenue or securing alternate financing arrangements, and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources of these goods and services, and there is no assurance that we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis, and thereby affect our results of operations.

Our relationship with AutoZone creates risks associated with a concentrated net sales source.

We generate a large percentage of our net sales from our business with AutoZone, but we cannot be assured that AutoZone will continue to purchase from us. Net sales to AutoZone accounted for approximately 30% of our total net sales in fiscal 2009 and 29% of our total net sales in 2008, respectively. Several of our competitors are likely to pursue business opportunities with this customer and threaten our current position. If we fail to maintain this relationship, our net sales will be significantly diminished. Even if we maintain our relationship, our net sales concentration as a result of this relationship increases the potential impact to our business that could result from any changes in the economic terms of this relationship. Any change in the terms of our sales to this customer could have a material impact on our financial position and results of operations. Further, to the extent AutoZone’s overall business or market share decreases, or does not increase as anticipated, we may be adversely impacted.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount.

We do not typically enter into firm, long-term agreements with customers for the sale of our products. Instead, our products are sold through a series of purchase orders based on our customers’ current or projected needs. By not entering into long-term agreements we risk losing customers, or sales of a certain product to any particular customer, on relatively short notice. The loss of a significant customer, or a significant reduction in sales to a particular customer, could have a material impact on our financial position and results of operations.

Increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our financial health.

We depend on third parties for the raw materials and components used in our manufacturing processes. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into long-term contracts for certain commodities purchases. During much of 2008, the cost of commodities, including steel, aluminum, iron, plastic and other petrochemical products, packaging materials and media, increased significantly compared to 2007. Energy costs also increased significantly during this period. These higher costs affected the prices we paid for raw materials and for purchased component parts and finished products. The prices of these commodities have fluctuated significantly in recent years and such volatility in the prices of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers and this could have a material adverse effect on our financial condition, results of operations or cash flows. Even in the event that increased costs can be passed through to customers, our gross margin percentages would decline. While we currently maintain alternative sources for steel and other raw materials, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability or operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile.

We monitor sources of supply to attempt to assure that adequate raw materials and other supplies needed in manufacturing processes are available. However, we do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we will be successful in passing on these attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, if we are unable to maintain or enter into purchasing contracts for commodities, or if delivery of materials from suppliers is delayed or non-conforming, our operations could be disrupted or our profitability could be adversely impacted.

We face competition in our markets.

We operate in some very competitive and fragmented markets, and we compete against numerous different types of businesses, some of which have greater financial or other resources than we do. Although we have significant market positions in each of our product lines within the aftermarket, we cannot be assured that we will be able to maintain our current market share. In the OEM sales channel, some of our competitors have achieved substantially greater market penetration in many of the product lines which we offer. Competition is based on a number of considerations, including product performance, quality of customer service and support, timely delivery and price. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, working capital, customer service and support, marketing and our distribution networks. We cannot be assured that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve. As a result of competition, we have experienced pricing pressure. There can be no guarantee that this downward price pressure will not continue, and we may be forced to adjust the prices of some of our products to stay competitive, or not compete at all in some markets, possibly giving rise to revenue loss.

The trend toward consolidation and bankruptcies among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales.

We are subject to increasing pricing pressure from import activity, particularly from Asia.

Price competition from light vehicle aftermarket suppliers, particularly based in Asia and other locations with lower production costs, have historically played a role and may play an increasing role in the aftermarket channels in which we compete. Pricing pressures have historically been more prevalent with respect to our filter products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, they are expanding their manufacturing capabilities to move toward producing a broad range of lower cost, higher quality products and providing an expanded product offering. Partially in response to these pressures, we opened two new factories in China in 2008. In the future, competitors in Asia may be able to effectively compete in our premium markets and produce a wider range of products, which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

Our international operations are subject to uncertainties that could affect our operating results.

Our business is subject to certain risks associated with doing business internationally. Our non-U.S. sales represented approximately 14.7% of our total net sales for the year ended December 31, 2009. In addition, we operate seven manufacturing facilities outside of the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	geopolitical instability;

•	exchange controls;

•	compliance with U.S. Department of Commerce export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in interest rates;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	enforceability of contracts in the People’s Republic of China;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act;

•	difficulty of enforcing judgments or other remedies in foreign jurisdictions;

•	diminished protection for intellectual property outside of the United States; and

•	the potential for terrorism against U.S. interests.

In addition, we may face obstacles in the People’s Republic of China, including a cumbersome bureaucracy and significant political, economic and legal risks which may adversely affect our operations in that country.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

We could be materially adversely affected by changes or imbalances in currency exchange and other rates.

As a result of increased international production and sourcing of components and completed parts for resale, we are exposed to risks related to the effects of changes in foreign currency exchange rates, principally exchange rates between the U.S. dollar and the Chinese yuan and the U.S. dollar and the Mexican peso. The currency exchange rate from Chinese yuan to U.S. dollars has historically been stable, in large part due to the economic policies of the Chinese government. However, there are no assurances that this currency exchange rate will continue to be as stable in the future. The U.S. government has stated that the Chinese government should reduce its influence over the currency exchange rate and let market conditions control. Less influence by the Chinese government will most likely result in the Chinese yuan strengthening against the U.S. dollar. An increase in the Chinese yuan against the dollar means that we will have to pay more in U.S. dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales. In that event, we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through March 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. A strengthening U.S. dollar against the Mexican peso means that our Mexican operations must pay more in pesos to obtain inventory from the United States, which translates into higher cost of sales for the Mexican operations. We are attempting to obtain price increases from our customers for the products sold by our Mexican operations, but there are no assurances that we will be successful.

We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.

If the North American light vehicle aftermarket adopts more expansive return policies or practices such as extended payment terms, our cash flow and results of operations could be harmed.

We are subject to returns from customers, some of which may manage their excess inventory through returns. In line with industry practices, arrangements with customers typically include provisions that permit them to return specified levels of their purchases. Returns have historically represented approximately 3% to 5% of our gross sales. If returns from our customers significantly increase, for reasons such as obsolescence or changes in inventory management by our customers, our profitability may be adversely affected. Further, certain of our products may not be reused or resold upon return. In addition, some customers in the North American light vehicle aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flow may be adversely affected.

The introduction of new and improved products and services poses a potential threat to the aftermarket for light vehicle parts.

Improvements in technology and product quality are extending the longevity of light vehicle parts and delaying aftermarket sales. In particular, the introduction of oil change indicators and the use of synthetic motor oils may extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid light vehicles may pose a long-term risk to our business because these vehicles are unlikely to utilize many of our existing product lines. The introduction of new and improved service initiatives by OEMs also poses a risk to our market share in the light vehicle replacement parts market. In particular, we face market share risk from general automakers, which have introduced increased warranty and maintenance service initiatives, which are gaining popularity. These service initiatives have the potential to decrease the demand on aftermarket sales of our products in the traditional and retail sales channels.

The consolidation of our customers can have adverse effects on our business.

Our financial condition and results of operations could also be adversely affected because the customer base for automotive parts is decreasing in both the OEM channel and aftermarket. As a result, we are competing for business from fewer customers. Due to the growing market share of these major customers, we have been, and expect to continue to be, requested to reduce prices. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by existing customers and necessary to win additional business.

Our lean manufacturing and other cost saving plans may not be effective.

Our strategy includes goals such as improvement of inventory management and customer delivery and plant and distribution facility consolidation. While we have and will continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other cost saving plans. If we are unable to realize these anticipated cost reductions, our financial health may be adversely affected. Moreover, our continued implementation of cost saving plans and facilities integration may disrupt our operations and performance.

It may be difficult for us to recruit and retain the types of highly-skilled employees we need to remain competitive.

Our continued success depends in part on our ability to recruit, retain and motivate highly-skilled sales, marketing and engineering personnel. Competition for persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer. We have entered into employment agreements with certain of our key personnel. However, we cannot be assured that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace him or her, and our operations and ability to manage day-to-day aspects of our business may be materially adversely affected.

We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business.

As of June 30, 2010, we had approximately 3,850 employees, with union affiliations and collective bargaining agreements at two of our facilities, representing approximately 12% of our workforce. The bargaining agreement for our Fairfield, Illinois plant expires in August 2010 and we are currently in the process of renegotiating that agreement. Since 1984, we have had only one work stoppage, which lasted for three days at our Fairfield, Illinois plant. Although we believe that our relations with our employees are currently good, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. We may also incur increased labor costs in the event our work force becomes more unionized or as a result of any renegotiation of our existing labor arrangements. In addition, many of our direct and indirect customers and vendors have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by occasional strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

Increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have, historically, been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could reduce global demand for and use of automobiles and shift customer demand away from larger cars and light trucks, including SUVs, which we believe have more frequent replacement intervals for our products, which could have an adverse effect on our profitability. For example, historic highs in crude oil prices and corresponding historic highs in gasoline prices at the pump in 2008 impacted consumers’ driving habits. See “—Continued volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations.” Further, higher gasoline prices may result in a reduction in discretionary spending for auto repair by the end users of our products, which could materially adversely impact our results of operations. A reduction in discretionary spending can also result in a decrease in the number of new cars purchased, which adversely affects the demand for our products by our customers in the aftermarket and by the OEMs. Additionally, higher energy costs may increase our freight expenses associated with the shipping of our products to customers.

Environmental, health and safety laws and regulations may impose significant compliance costs and liabilities on us.

We are subject to many environmental, health and safety laws and regulations governing emissions to air, discharges to water, the generation, handling and disposal of waste and the clean up of contaminated properties. Compliance with these laws and regulations is costly. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with applicable environmental, health and safety laws and regulations. Moreover, if these environmental, health and safety laws and regulations become more stringent in the future, we could incur additional costs. We cannot assure we are in full compliance with all environmental, health and safety laws and regulations. Our failure to comply with applicable environmental, health and safety laws and regulations and permit requirements could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to causation or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time in the past. We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at six sites, for which management believes it has made adequate reserves. See “Business—Environmental, Health and Safety Matters.” In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closings. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closings of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face lawsuits brought by third parties that either allege property damage or personal injury as a result of, or seek reimbursement for costs associated with, such contamination.

If the products we manufacture or distribute are found to be defective, we could incur significant costs and our reputation could be adversely affected.

We face a business risk of exposure to product liability claims in the event that the use of our products has, or is alleged to have, resulted in injury, death or other adverse effects. We currently maintain product liability insurance coverage, but we cannot be assured that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or prospects. If one of our products is determined to be defective, we may face substantial warranty costs and may be responsible for significant costs associated with a product recall or a redesign. In addition, our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products or have reduced demand for our products, which could negatively impact our net sales and profitability.

We are subject to class action lawsuits alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1 and state law, related to aftermarket oil, air, fuel and transmission filters and lawsuits alleging violations of the Canadian Competition Act. If the plaintiffs in these lawsuits against us are successful, our financial condition, results of operations and liquidity, as well as our reputation may be materially and adversely affected.

UCI’s wholly owned subsidiary, Champion Laboratories, Inc., or Champion, has been named as one of multiple defendants in three consolidated amended complaints alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1 and state law, related to aftermarket oil, air, fuel and transmission filters. The complaints are styled as putative class actions. One asserts claims on behalf of a putative class of direct filter purchasers, one asserts claims on behalf of a putative class of indirect end user filter purchases and one asserts claims on behalf of a class of operators of service stations in California who indirectly purchased filters from defendants for resale. All three complaints seek damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees. Champion was also named as one of multiple defendants in a related complaint filed by William G. Burch in the United States District Court for the Northern District of Oklahoma on behalf of the United States pursuant to the False Claims Act, 31 U.S.C. § 3730. The United States declined to intervene in that case. Champion was also named as one of five defendants in a putative class action filed in Quebec, Canada. This action alleges conspiracy violations of the Canadian Competition Act and violations of the obligation to act in good faith (contrary to art. 6 of the Civil Code of Quebec) related to the sale of aftermarket filters. The plaintiff seeks compensatory damages against the five defendants in the amount of $5 million and $1 million in punitive damages. Champion, but not UCI, was also named as one of 14 defendants in a putative class action filed in Ontario, Canada. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks $150 million in general damages against the 14 defendants and $15 million in punitive damages. The Offices of the Attorney Generals for the State of Florida and the State of Washington are also investigating the allegations raised in these suits. We are fully cooperating with the Florida and Washington Attorney General investigations. The Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks damages, including statutory treble damages, penalties, fees, costs and an injunction.

The Antitrust Division of the Department of Justice, or DOJ, investigated the allegations raised in these suits, and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

We intend to vigorously defend against these claims. However, the outcome of these class actions, like other litigation proceedings, is uncertain. Also, litigation and other steps taken to defend these lawsuits can be costly, and we may incur substantial costs and expenses in doing so. Multidistrict litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. The defense of these lawsuits is also expected to divert the efforts and attention of some of our key management and personnel from the normal business operations of our company. As a result, our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. If the plaintiffs in these lawsuits against us are successful, it may result in substantial monetary damages, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity as well as our reputation.

Entering new markets poses commercial risks.

We have recently made significant investments as part of our strategy to expand into new markets. Maintaining continued expansion requires significant investment and resources and we cannot be assured these resources will continue to be available as needed. We also cannot guarantee that our expansion into any new market will be successful, or whether we will be able to meet the needs of new customers or compete favorably in any new market. Therefore, we may be unable to recover the costs associated with such efforts.

If we are unable to meet future capital requirements, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we grow, we may have to incur capital expenditures. Historically, we have been able to fund these expenditures through cash flow from operations and borrowings under UCI’s senior credit facilities. However, UCI’s senior credit facilities contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. In addition, the revolving credit facility of UCI’s senior credit facility terminated in June 2009. We cannot be assured that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our net sales and profitability.

We are subject to risks associated with changing manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality;

•	technical expertise and development capability;

•	new product innovation;

•	reliability and timeliness of delivery;

•	price competitiveness;

•	product design capability;

•	manufacturing expertise;

•	operational flexibility;

•	customer service; and

•	overall management.

Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot be assured that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot be assured that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

We may not be able to continue to grow through acquisitions of, or investments in, other companies.

In the past we have grown through acquisitions and partnership opportunities and we may engage in similar transactions in the future. Such transactions, however, involve significant risks including the integration of the newly acquired business, the diversion of management’s attention from other business concerns and effects on our business relationships with customers and suppliers. We cannot be assured we will successfully identify suitable acquisition or partnership opportunities in the future, and in the event we do commence with such a transaction, we cannot be assured we will be successful at integrating the newly acquired business or that it will perform as anticipated. Any such failure could have a material and adverse affect on our business.

Our intellectual property may be misappropriated or subject to claims of infringement.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. The costs associated with the protection of our intellectual property are ongoing and in some instances may be substantial. We cannot be assured that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. We currently do, and may continue in the future to, rely on unpatented proprietary technology. It is possible that our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to maintain the confidentiality of our trade secrets and proprietary information. We cannot be assured that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability.

In addition, from time to time, we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including with respect to some of our more profitable products. In some instances, we may be found to have infringed on the intellectual property rights of others. In such a case, we may incur significant costs or losses and may be subject to an injunction that would prevent us from selling a product found to infringe. For example, in December of 2009, a jury determined that Champion, our wholly-owned subsidiary, had infringed on a competitor’s patent and the court entered a partial judgment in this matter, awarding the plaintiff $6.5 million in damages and a permanent injunction. The plaintiff is currently seeking treble damages and attorneys’ fees. See “Business—Litigation—Patent Litigation.”

An impairment in the carrying value of goodwill or other assets could negatively affect our consolidated results of operations and net worth.

Pursuant to accounting principles generally accepted in the United States, we are required to annually assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in charges for goodwill and other asset impairments. We assess the potential impairment of goodwill on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable. We assess definite lived intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual goodwill impairment test resulted in no goodwill impairment. Although our analysis regarding the fair value of goodwill indicates that it exceeds its carrying value, materially different assumptions regarding the future performance of our businesses could result in goodwill impairment losses.

Our pension obligations could adversely impact our business.

We sponsor defined benefit plans that were underfunded by $61.1 million at December 31, 2009. If the performance of the assets in the pension plans does not meet our expectations or actuarial assumptions, our required contributions may be significantly greater than we currently expect. In such an event, our cash flows may be insufficient to make such a payment or otherwise be negatively impacted.

Our substantial indebtedness could adversely affect our financial health.

As of March 31, 2010, we and our subsidiaries had total indebtedness of $751.8 million (not including intercompany indebtedness).

Our substantial indebtedness could have important consequences to you. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under UCI’s senior credit facilities are subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	could make us more vulnerable to a general economic downturn than a company that is less leveraged.

In addition, the indentures governing our Senior PIK Notes due 2013 and UCI’s senior subordinated notes, as well as the agreement governing UCI’s senior credit facilities, contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our cash interest expense for fiscal year 2009 was $28.7 million. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including our Senior PIK Notes, UCI’s senior credit facilities and UCI’s senior subordinated notes, or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity, and we cannot be assured that we will be able to refinance any of our indebtedness including our Senior PIK Notes, the senior credit facilities and the senior subordinated notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot be assured that any such actions, if necessary, could be effected on commercially reasonable terms or at all. Even in the event these actions are taken, we cannot be assured that we will generate sufficient cash flow to enable us to pay our indebtedness. In addition, the indentures governing our Senior PIK Notes and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities limit our ability to sell assets and will also restrict the use of proceeds from any such sale. Furthermore, UCI’s senior credit facilities are secured by substantially all of the assets of UCI. Therefore, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations. If we fail to make schedule payments on our debt, such a failure to pay would be an event of default and would likely result in a cross default under other debt instruments enabling our lenders to declare all outstanding principal and interest due and payable. Further, if we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing that debt. As a result of such a default or action against the collateral, we may be forced into bankruptcy or liquidation, which may result in a partial or total loss of your investment.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indentures governing our Senior PIK Notes and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Restrictive covenants in the indenture governing our debt may restrict our ability to pursue our business strategies.

The indentures governing our Senior PIK Notes and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facility limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	pay dividends and make distributions, investments or other restricted payments;

•	incur additional indebtedness;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

In addition, as of the end of any given quarter, UCI’s senior credit facilities require us to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio, covering the previous four quarters, through the term of the senior credit facilities. At March 31, 2010, UCI was required to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio of 3.75 to 1 and 3.0 to 1, respectively. These ratio requirements change quarterly under the terms of UCI’s senior credit facilities. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indentures governing our Senior PIK Notes and UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

The breach of any of these covenants or restrictions could result in a default under the indentures governing our Notes or UCI’s senior subordinated notes and the agreement governing UCI’s senior credit facilities. An event of default under either or both of these indentures or UCI’s senior credit facilities would permit some of our lenders to declare all amounts borrowed from them to be due and payable, and there is no assurance that we would have sufficient assets to repay our indebtedness. An event of default under either of these indentures or UCI’s senior credit facilities would likely result in a cross default under either or both of the other instruments. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing that debt. As a result of such a default or action against collateral, we may be forced into bankruptcy or liquidation, which may result in a partial or total loss of your investment.

We will incur significant increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur significant legal, accounting and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules of the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, or NYSE, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2010. We have been compliant with the requirements of the Sarbanes-Oxley Act since 2003. However, if we are not able to continue to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets.

We are controlled by Carlyle, whose interests in our business may be different than yours.

As of March 31, 2010, Carlyle Partners III, L.P. and CP III Coinvestment, L.P., both of which are affiliates of Carlyle, owned 90.8% of our equity and are able to control our affairs in all cases. Our entire board has been designated by the affiliates of Carlyle and a majority of the board is associated with Carlyle. In addition, the affiliates of Carlyle control the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of Carlyle and its affiliates could conflict with yours. In addition, Carlyle or its affiliates may in the future own businesses that directly compete with ours. Following this offering, Carlyle will continue to own             shares or     % of our equity.

Risks Related to our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of analysts to cover our common stock;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•

the impact on our profitability temporarily caused by the time lag between when we experience cost increases until these increases flow through cost of sales because of our method of accounting for inventory;

•	material litigations or government investigations;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us or members of our management team;

•	termination of lock-up agreements with our management team;

•	the granting or exercise of employee stock options;

•	volume of trading in our common stock; and

•	the realization of any risks described under “Risk Factors.”

In addition, in the past two years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business may vary widely and may not predict accurate results, but will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. We may be subject to greater risk of losing analyst coverage as a result of the size of this offering and the relative number of shares which will be available for trading in the public market. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. UCI’s senior credit facilities, our Senior PIK Notes and UCI’s senior subordinated notes also effectively limit our ability to pay dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to repay certain of our indebtedness and the remainder for working capital and other general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $             per share. We also have outstanding stock options to purchase our common stock at a weighted average exercise price of $             per share. To the extent these options are exercised, there will be further dilution. See “Dilution.”

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Following this offering, we anticipate that our certificate of incorporation and bylaws will contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions will:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of blank check preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the DGCL, which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Future sales of our common stock in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and substantially all of our stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. After the consummation of this offering, we will have shares of common stock authorized             and shares of common stock outstanding. This number includes             shares that we are selling in this offering, which may be resold immediately in the public market. Of the remaining shares,     , or     % of our total outstanding shares, are restricted from immediate resale under the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of the representatives of the underwriters, is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, or the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	growth of, or changes in, the light and heavy-duty vehicle aftermarket;

•	maintaining existing sales levels with our current customers while attracting new ones;

•	operating in international markets and expanding into adjacent markets while strengthening our market share in our existing markets;

•	the impact of general economic conditions in the regions in which we do business;

•	increases in costs of fuel, transportation and utilities costs and in the costs of labor, employment and healthcare;

•	general industry conditions, including competition, consolidation, pricing pressure and product, raw material and energy prices;

•	disruptions in our supply chain;

•	initiating effective cost cutting initiatives;

•	the introduction of new and improved products or manufacturing techniques;

•	the impact of governmental laws and regulations and the outcome of legal proceedings;

•	our debt levels and restrictions in our debt agreements;

•	changes in exchange rates and currency values;

•	capital expenditure requirements;

•	access to capital markets;

•	protecting our intellectual property rights;

•	our loss of key personnel or our inability to hire additional qualified personnel;

•	the costs of operating as a public company and our ability to maintain effective internal controls; and

•	the risks and uncertainties described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us will be approximately $             million, after deducting underwriting discounts and commissions and estimated expenses, based upon an assumed initial public offering price of $             per share, the midpoint of the proposed offering price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) the net proceeds of this offering by $             million, assuming the sale by us of shares of our common stock and after deducting underwriting discounts and commissions and estimated expenses. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by $             million. If the underwriters’ overallotment option is exercised in full, we estimate that we will receive additional net proceeds of $             million.

We intend to use the net proceeds from the sale of shares by us to repay certain indebtedness and the remainder for working capital and other general corporate purposes. As of March 31, 2010, we had approximately $             million aggregate principal amount of             outstanding, which matures between             and             and bears interest at a weighted average rate of     %.

DIVIDEND POLICY

Other than a special dividend paid in 2006, we have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our Board of Directors may deem relevant. Our existing indebtedness effectively limits our ability to pay dividends and make distributions to our stockholders. See “Description of Our Indebtedness.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2010 on an actual basis and as adjusted basis giving effect to the issuance of common stock in this offering, including the application of the net proceeds therefrom as described in “Use of Proceeds,” based upon an assumed initial offering price of $             per share, the midpoint of the offering price range set forth on the cover of this prospectus.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2010
	Actual	As Adjusted (1)
	(in millions, except share data)
Cash and cash equivalents	$165.9	$

Total debt (including current portion):
UCI short-term borrowings	$5.8
UCI capital lease obligations	0.9
UCI term loan	190.0
UCI senior subordinated notes (net of unamortized debt discount of $2.0 million)	228.0
UCI International, Inc. floating rate senior PIK notes (net of unamortized debt discount of $4.4 million)	327.1

Total debt	751.8

Shareholders’ equity (deficit):
Common stock, $0.01 par value, 5,000,000 shares authorized, 2,860,560 shares issued and outstanding, actual; $0.01 par value, shares authorized, shares issued and outstanding, as adjusted	—
Additional paid in capital	279.6
Retained deficit	(231.2)
Accumulated other comprehensive loss	(32.3)

Total UCI International, Inc. shareholders’ equity	16.1
Noncontrolling interest	1.7

Total shareholders’ equity	17.8

Total capitalization	$769.6	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, common stock, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, common stock, total stockholders’ equity and total capitalization by $ million. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table set forth above is based on the number of shares of our common stock outstanding as of March 31, 2010. The table does not reflect:

•	127,715 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010 at a weighted average exercise price of $9.60 per share;

•	109,840 shares of restricted common stock that vest only upon the occurrence of a change in control of UCI International, Inc., as defined in our equity incentive plan; and

•	70,310 of common stock reserved for issuance under our equity incentive plans following the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2010, we had negative net tangible book value of approximately $292.5 million, or $(102.13) per share. Net tangible book value per share represents total tangible assets less total liabilities and noncontrolling interests divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the offering price range on the cover page of this prospectus, deducting the underwriting discounts and estimated offering expenses that we will pay and the application of the proceeds therefrom as described under “Use of Proceeds,” our net tangible book value as of March 31, 2010 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2010	$(102.13)
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial offering price of $             per share, the midpoint of the offering price range set forth on the cover of this prospectus, would affect our as net tangible book value after this offering by $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors is adjusted by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of shares offered by us would affect our as net tangible book value after this offering by $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors is adjusted by $             per share.

The following table sets forth, as of March 31, 2010, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $             per share before deducting the underwriting discounts and estimated offering expenses that we will pay.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $             per share. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $             per share.

If the underwriters exercise in full their option to purchase additional shares of our common stock in the offering, the as adjusted net tangible book value per share would be $             per share and the dilution to new investors in this offering would be $             per share.

The tables and calculations above assume no exercise of outstanding options. As of March 31, 2010, there were 127,715 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $9.60 per share. To the extent that the 127,715 outstanding options are exercised, there will be further dilution of $             per share to new investors purchasing common stock in the offering. See “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected income statement and other data for each of the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that are included in this prospectus. The selected income statement and other data for the years ended December 31, 2005 and 2006 and the selected balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from audited consolidated financial statements that are not included in this prospectus. Our selected historical income statement data for the three months ended March 31, 2009 and March 31, 2010 and our selected historical balance sheet data as of March 31, 2010 have been derived from our unaudited financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments consisting only of normal, recurring adjustments necessary for a fair presentation of the results for the unaudited interim period. The selected historical balance sheet data as of March 31, 2009 have been derived from our unaudited financial statements not included in this prospectus. Results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for any other period.

The financial data set forth below are not necessarily indicative of future results of operations. This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections and our financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
(Dollars in millions)						(unaudited)
Income Statement Data:
Net sales (1)	$812.7	$906.0	$969.8	$880.4	$885.0	$219.9	$230.3
Cost of sales (2) (3)	657.9	728.5	748.8	702.5	685.4	180.5	173.1

Gross profit	154.8	177.5	221.0	177.9	199.6	39.4	57.2
Operating (expenses) income
Selling and warehousing	(57.3)	(60.0)	(61.1)	(62.9)	(56.6)	(14.3)	(14.3)
General and administrative	(37.9)	(42.9)	(50.0)	(51.6)	(47.8)	(12.5)	(11.6)
Amortization of acquired intangible assets	(5.9)	(6.7)	(7.0)	(6.3)	(5.7)	(1.5)	(1.3)
Restructuring (costs) gains (3)(4)	—	(13.3)	0.8	(2.4)	(0.9)	(0.2)	(2.0)
Impairment losses (5)	(21.5)	—	(3.6)	(0.5)	—	—	—
Patent litigation costs (6)	—	—	—	—	(7.0)	—	(1.0)

Operating income	32.2	54.6	100.1	54.2	81.6	10.9	27.0
Other expense
Interest expense, net	(36.1)	(44.2)	(72.9)	(65.4)	(60.5)	(15.7)	(14.8)
Write-off of deferred financing costs (7)	—	(2.6)	—	—	—	—	—
Management fee expense	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(0.5)	(0.5)
Miscellaneous, net	(1.2)	(1.0)	(2.9)	(3.5)	(5.5)	(1.5)	(0.9)

Income (loss) before income taxes	(7.1)	4.8	22.3	(16.7)	13.6	(6.8)	10.8
Income tax (expense) benefit	(0.5)	(0.2)	(8.3)	4.3	(5.1)	2.1	(4.2)

Net income (loss) from continuing operations	(7.6)	4.6	14.0	(12.4)	8.5	(4.7)	6.6
Net income of discontinued operations, net of tax	3.1	2.0	—	—	—	—	—
Gain (loss) on sale of discontinued operations, net of tax	—	(16.9)	2.7	—	—	—	—

Net income (loss)	(4.5)	(10.3)	16.7	(12.4)	8.5	(4.7)	6.6
Less: Loss attributable to noncontrolling interest	—	(0.8)	(0.1)	(0.8)	(0.7)	(0.3)	—

Net income (loss) attributable to UCI International, Inc.	$(4.5)	$(9.5)	$16.8	$(11.6)	$9.2	$(4.4)	$6.6

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
(Dollars in millions, except per share data)						(unaudited)
Earnings Per Share Data:
Basic earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$(2.87)	$1.99	$5.01	$(4.07)	$3.22	$(1.52)	$2.31
Net income from discontinued operations, net of tax	1.16	0.77	—	—	—	—	—
Gain (loss) on sale of discontinued operations, net of tax	—	(6.28)	0.96	—	—	—	—

Net income (loss) attributable to UCI International, Inc.	$(1.72)	$(3.52)	$5.97	$(4.07)	$3.22	$(1.52)	$2.31

Weighted average shares outstanding (in thousands)	2,637	2,689	2,813	2,853	2,862	2,861	2,864

Diluted earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$(2.87)	$1.99	$4.92	$(4.07)	$3.16	$(1.52)	$2.25
Net income from discontinued operations, net of tax	1.16	0.77	—	—	—	—	—
Gain (loss) on sale of discontinued operations, net of tax	—	(6.28)	0.95	—	—	—	—

Net income (loss) attributable to UCI International, Inc.	$(1.72)	$(3.52)	$5.87	$(4.07)	$3.16	$(1.52)	$2.25

Weighted average shares outstanding (in thousands)	2,637	2,689	2,861	2,853	2,914	2,861	2,936

Other Financial Data:
Net cash provided by operating activities of continuing operations	$57.1	$74.1	$93.1	$31.7	$129.3	$49.2	$37.6
Cash used in investing activities of continuing operations	(26.5)	(79.7)	(19.0)	(31.5)	(22.1)	(4.0)	(5.8)
Cash provided by (used in) financing activities of continuing operations	(15.7)	15.5	(63.5)	4.7	(22.0)	(18.7)	2.3

	December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
(Dollars in millions)						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$23.7	$31.5	$42.0	$46.7	$131.9	$73.0	$165.9
Total assets	984.8	1,005.1	1,002.0	1,007.7	1,058.9	1,008.7	1,087.5
Total debt (including current portion)	442.5	727.4	696.6	732.9	741.6	722.0	751.8
Total shareholders’ equity (deficit)	280.3	23.0	53.0	(5.0)	11.0	(11.1)	17.8

(1)	Net sales in 2005 includes a $14.0 million change in estimated warranty reserve requirements. Net sales in 2008 includes a special $6.7 million warranty provision related to unusually high warranty returns related to one category of parts.

(2)	Includes $9.7 million in 2006 for the sale of inventory written up to market from historical cost per GAAP rules for accounting for the acquisition of ASC.

(3)	Cost of sales in 2007 and 2006 include $4.7 million and $3.9 million, respectively, of costs incurred in connection with the integration of our pre-ASC Acquisition water pump operations with the operations of ASC. The remaining $0.7 million of water pump integration costs in 2007 and $7.0 million in 2006 are included in “Restructuring (costs) gains.”

(4)	Restructuring gain in 2006 includes asset write-downs and severance and other costs in connection with the closures of our Canadian fuel pump facility and Mexican filter manufacturing facility. 2007 includes a gain on the sale of land and building. Amounts in the 2008, 2009 and 2010 periods result from our capacity consolidation and realignment actions.

(5)	2005 includes impairments of property and equipment of a foreign entity, a trademark and software, and a write-down of assets related to the abandonment of a foreign subsidiary. 2007 and 2008 amounts relate to trademark impairment losses due to a customer’s decision to market a significant portion of our products under the customer’s own private label brand. This decision has not affected and is not expected to affect our sales of these products.

(6)	Includes trial costs and damages awarded in connection with an unfavorable jury verdict on a patent infringement matter. See Note 16 to our audited consolidated financial statements and Note J to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(7)	Write-off of unamortized deferred financing costs related to our previously outstanding debt, which was replaced in connection with the establishment of our new credit facility on May 25, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward looking statements as a result of various factors, including, without limitation, those set for in “Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.”

Overview

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe that we maintain a leading market position in each of our four product lines, including the #1 market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. Approximately 88% of our 2009 net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We have one of the most comprehensive product lines in the aftermarket, offering approximately 47,000 part numbers that we deliver at an industry leading average fill rate of approximately 98%.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and growing heavy-duty aftermarket.

The following is a discussion of the key line items included in our financial statements for the periods presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.

Net Sales

Net sales includes the gross selling price of our products sold to our customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to gross sales in arriving at net sales. Recording such provisions as a reduction to gross sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.

Because most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven, which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Historic highs in crude oil prices experienced in 2008 and corresponding historic highs in retail gasoline prices at the pump impacted consumers’ driving and vehicle maintenance habits. In addition, we believe consumers’ driving and vehicle maintenance habits have been impacted by the generally weak economic conditions experienced in the latter part of 2008 and through 2009. These factors, together with lower heavy-duty aftermarket sales due to weakness in the transportation segment in 2008 and 2009, and lower OEM sales due to the significant decline in new vehicle production, resulted in the downward trend in sales starting in the third quarter of 2008 through the first half of 2009. More recently, our retail channel sales have increased reflecting the growth of our retail customer base. Additionally, heavy-duty channel sales and OEM channel sales in the first quarter of 2010 increased over the first quarter of 2009 suggesting signs of recovery in the transportation sector.

Sales in the North American light vehicle aftermarket have grown at a compounded average annual growth rate of approximately 3.3% from 1999 through 2009. However, aftermarket sales grew by only 0.1% in 2008 and are estimated to have declined by 1.2% in 2009. A key metric in measuring aftermarket performance is miles driven. For 2008, the U.S. Department of Energy reported a decrease in miles driven of 3.2% (equaling 96 billion fewer miles). This was the first annual decrease in miles driven since 1980. We believe that high gasoline prices and generally weak economic conditions adversely affected our sales during the second half of 2008 and into 2009. During 2009, retail gasoline prices were significantly lower than the historic highs experienced at the beginning of the third quarter of 2008. Despite the lower retail gasoline prices, the negative trend in miles driven continued in the first quarter of 2009 (a 2.7% decrease over the comparable quarter in 2008) due to the ongoing weak economic conditions. The negative trend reversed in the last three quarters of 2009 as miles driven exceeded the comparable 2008 quarters. For the full year of 2009, miles driven increased 0.1% from 2008. However, miles driven during the first quarter of 2010 decreased 1.3% as compared to the first quarter of 2009.

While the conditions described above have adversely affected our sales, other trends resulting from the current economic conditions may have a positive impact on sales in the future. Specifically, with new car sales remaining at low levels, consumers are keeping their cars longer, resulting in an increased demand for replacement parts as consumers repair their increasingly older cars.

Management believes that we have leading market positions in our primary product lines and we continue to expand our product and service offerings to meet the needs of our customers. We believe that a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 47,000 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation, and reputation for quality and service, makes us a leader in our industry.

However, it is also important to note that in 2009, 2008 and 2007, approximately 30%, 29% and 28%, respectively, of our total net sales were derived from our business with AutoZone. Our failure to maintain a healthy relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship. Historically, we sold a small number of products under an AutoZone program called Pay-on-Scan. Under this program, we retained title to the product at AutoZone locations, and we recorded sales for the product when an AutoZone customer purchased it. In the second quarter of 2007, we and AutoZone terminated the Pay-on-Scan program for these products. Accordingly, sales of these products are now recorded when received by AutoZone. This change has not had a material effect on our on-going financial results. As part of the termination of the Pay-on-Scan program, AutoZone purchased all of the products at its locations that were previously under the Pay-on-Scan program. In the second quarter of 2007, we recorded $12.1 million of sales for these products.

Cost of Sales

Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.

During much of 2008, the cost of commodities, including steel, aluminum, iron, plastic and other petrochemical products, packaging materials and media, increased significantly compared to 2007. Energy costs also increased significantly during this period. These higher costs affected the prices we paid for raw materials and for purchased component parts and finished products. Due to our inventory being accounted for on the first-in, first-out method, a time lag of approximately three months exists from the time we experience cost increases until these increases flow through cost of sales. As a result of this time lag, our results for the first quarter of 2009 were negatively impacted by the higher cost of materials purchased in the latter part of 2008. During 2009, general market prices for most commodities decreased from 2008 levels in reaction to global economic conditions and uncertainties regarding short-term demand. This decrease in most commodities during 2009 had a favorable impact on our results for the first quarter of 2010 in relation to the first quarter of 2009. A recovering economy, however, would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in cost increases and may make procurement more difficult in the future.

In addition to the adverse impact of increasing commodities and energy costs, we have been adversely affected by changes in foreign currency exchange rates, primarily relating to the Mexican peso. Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through March 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. A strengthening U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States.

Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. During 2008, we secured customer price increases that offset a portion of the cost increase we experienced in 2008. However, because of reductions from 2008 highs in both energy costs and the costs of certain commodities used in our operations, we have not been able to retain the entire effect of customer price increases secured in 2008. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be entirely successful. To the extent that we are unsuccessful, our profit margins will be adversely affected and even if we are successful, or gross margin percentages will decline. In the second half of 2009 and the first quarter of 2010, gross profit percentages were adversely impacted by under absorption of overhead due to lower production levels. See “Risk Factors—Our lean manufacturing and other cost saving plans may not be effective.” Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of commodities and energy costs on future operating results.

We implemented a number of cost savings initiatives in late 2008 and throughout 2009 to align our cost structure with current business levels. Cost savings initiatives included workforce reductions in both direct and indirect manufacturing headcounts. Also, we implemented wages freezes and suspended certain matching contributions to defined contribution and profit sharing plans, as well as instituted tight controls over discretionary spending. These cost savings actions helped offset the adverse impact of higher material costs and lower sales volumes.

Selling and Warehousing Expenses

Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.

General and Administrative Expenses

General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.

Revenue Recognition

We record sales when title and risk of loss transfers to the customer, the sale price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.

Where we have sales rebate programs with some of our customers, we estimate amounts due under these sales rebate programs when the sales are recorded. Net sales relating to any particular shipment are based upon the amounts invoiced for the shipped goods less estimated future rebate payments. These estimates are based upon our historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Additionally, we have agreements with our customers that provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change. Historically, we have not found material differences between our estimates and actual results.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction to gross sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to gross sales when incurred.

Product Returns

Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results.

Inventory

We record inventory at the lower of cost or market. Cost is principally determined using standard cost or average cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.

Impairment of Intangible Assets

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is based on a two-step accounting test. The first step is to compare the estimated fair value with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.

We perform our annual goodwill impairment review in the fourth quarter of each year using discounted future cash flows, unless conditions exist that would require a more frequent evaluation. Management retains the services of an independent valuation company in order to assist in evaluating the estimated fair value of the Company. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows of the Company, discount rates commensurate with the risks involved in the assets, future economic and market conditions, competition, customer relations, pricing, raw material costs, production costs, selling, general and administrative costs, and income and other taxes. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the Company, there is significant judgment in determining the cash flows.

Trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. In 2008, we recorded a trademark impairment loss of $0.5 million. In 2007, we recorded a trademark impairment loss of $3.6 million. A further discussion of such trademark impairment losses is included elsewhere in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Each year, we evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. We have concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Retirement Benefits

Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.

Postretirement health obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of expense we recognize in future periods.

Insurance Reserves

Our insurance for workers’ compensation, automobile, product and general liability includes deductibles (less than $1 million) for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses.

Environmental Expenditures

Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.

The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our March 31, 2010 balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.7 million accrued at March 31, 2010 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Stock-Based Compensation

We recognize compensation expense for employee stock option grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value. The fair value of new stock options is estimated on the date of grant using the Black-Scholes option pricing model. Determining the fair value of stock options at the grant date requires judgment, including estimates for the average risk-free interest rate, dividend yield and volatility. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

The terms of our restricted stock agreement provide that the shares of restricted stock vest only upon a change of control of UCI International, Inc., as defined in our equity incentive plan. Due to the uncertainty surrounding the ultimate vesting of the restricted stock, no stock-based compensation expense has been recorded. When a change in control becomes probable, expense equal to the fair value of the stock at that time will be recorded.

For a discussion of the effect of our initial public offering on stock-based compensation, see “Compensation Discussion and Analysis” included elsewhere in this prospectus.

Results of Operations

Three Months Ended March 31, 2010 compared with the Three Months Ended March 31, 2009

The following table was derived from our unaudited condensed consolidated income statements for the three months ended March 31, 2010 and 2009 included elsewhere in this prospectus.

	Three Months Ended March 31,
	2010	2009
	(amounts in millions)
Net sales	$230.3	$219.9
Cost of sales	173.1	180.5

Gross profit	57.2	39.4
Operating expense
Selling and warehousing	(14.3)	(14.3)
General and administrative	(11.6)	(12.5)
Amortization of acquired intangible assets	(1.3)	(1.5)
Restructuring costs	(2.0)	(0.2)
Patent litigation costs	(1.0)	—

Operating income	27.0	10.9
Other expense
Interest expense, net	(14.8)	(15.7)
Management fee expense	(0.5)	(0.5)
Miscellaneous, net	(0.9)	(1.5)

Income (loss) before income taxes	10.8	(6.8)
Income tax (expense) benefit	(4.2)	2.1

Net income (loss)	6.6	(4.7)
Less: Loss attributable to noncontrolling interest	—	(0.3)

Net income (loss) attributable to UCI International, Inc.	$6.6	$(4.4)

Net Sales

Net sales of $230.3 million in the first quarter of 2010 increased $10.4 million, or 4.7%, compared to net sales in the first quarter of 2009. In connection with obtaining new business, sales were reduced by $0.6 million in the first quarter of 2010 and $2.4 million in the first quarter of 2009. These reductions were the result of accepting returns of the inventory of our customers’ previous suppliers.

Excluding the effects of obtaining new business from both quarters, sales were 3.9% higher in the first quarter of 2010 compared to the first quarter of 2009. Automotive aftermarket sales, which comprised approximately 86% of our sales in the first quarter of 2010, increased approximately 2.6% compared to the first quarter of 2009. Within the automotive aftermarket channel, our retail channel sales increased approximately 5.6%, while the traditional channel was flat and the OES channel decreased approximately 8.2%. The increased sales in the retail channel reflects the sales growth experienced by our retail customer base. The lower OES channel sales relates primarily to the closure of dealerships in connection with the Chrysler bankruptcy in the second quarter of 2009. Additionally, heavy-duty vehicle channel sales and OEM channel sales in the first quarter of 2010 increased approximately 5.2% and 43.0%, respectively, over the first quarter of 2009 suggesting signs of recovery in the transportation sector.

Gross Profit

Gross profit, as reported, was $57.2 million for the first quarter of 2010 and $39.4 million for the first quarter of 2009. Both periods included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. We use adjusted gross profit as presented to evaluate and manage our operations internally. You are encouraged to evaluate each adjustment and whether you consider it to be appropriate.

	Three Months Ended March 31,
	2010	2009
	(amounts in millions)
Gross profit, as reported	$57.2	$39.4
Add back special items:
New business changeover and sales commitment costs	0.6	2.4
Severance costs	—	0.4
Costs to establish additional manufacturing in China	—	0.4

Adjusted gross profit	$57.8	$42.6

The $0.6 million and the $2.4 million of “new business changeover and sales commitment costs” in the first quarter of 2010 and first quarter of 2009, respectively, were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

The $0.4 million of “costs to establish additional manufacturing in China” in the first quarter of 2009 related to start-up costs establishing two new factories in China.

Excluding the adverse effects of these special items, adjusted gross profit increased to $57.8 million in the first quarter of 2010 from $42.6 million in the first quarter of 2009, and the related gross margin percentage increased to 25.1% in the first quarter of 2010 from 19.2% in the first quarter of 2009. The gross margin percentage is based on sales before the effects of obtaining new business, which are discussed in the net sales comparison above.

Higher sales volume in the first quarter of 2010 was a significant factor in our gross profit increase year over year. The 2010 results were also positively affected by the favorable effects of cost reduction initiatives to align our cost structure with our customers’ spending and current market conditions, lower commodity and energy costs and favorable exchange rates. The cost reduction initiatives included workforce reductions and other employee cost saving actions, as well as the institution of tight controls over discretionary spending. Partially offsetting these factors were the effects of price concessions and higher product returns.

Selling and Warehousing Expenses

Selling and warehousing expenses were $14.3 million in both the first quarter of 2010 and the first quarter of 2009. Selling and warehousing expenses were 6.2% of sales in the 2010 quarter and 6.5% in the 2009 quarter. Shipping and warehousing expenses increased $0.3 million to support the increased sales volume. The higher shipping and warehousing costs were offset by lower selling and marketing expenses resulting from cost control initiatives.

General and Administrative Expenses

General and administrative expenses were $11.6 million in the first quarter of 2010, $1.0 million lower than the first quarter of 2009. This reduction includes the favorable effect of lower employee expenses in the first quarter of 2010 due to headcount reductions in 2009, inclusive of severance related to the headcount reductions, lower professional fees and cost control initiatives. Partially offsetting these items were higher bad debt expense (the first quarter of 2009 included the collection of accounts receivable amounts previously written down), $0.4 million of higher costs incurred in connection with our antitrust litigation (discussed in Note J to the unaudited interim financial statements included elsewhere in this prospectus) and higher incentive compensation.

Restructuring Costs

In the first quarters of 2010 and 2009, we incurred $0.1 million and $0.2 million, respectively, of costs for the maintenance and security of land and building that is held for sale. In the first quarter of 2010, we also recorded $0.4 million of pension curtailment and settlement losses related to headcount reductions at its Mexican subsidiaries and recorded a non-cash charge of $1.5 million related to the disposition of our interest in a 51% owned joint venture. These costs related to our capacity consolidation activities are reported in the income statement in “Restructuring costs.”

Patent Litigation Costs

Champion, our wholly owned subsidiary, is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a provision of $6.5 million in the fourth quarter related to this matter. During the first quarter of 2010, we incurred post-trial costs of $1.0 million. See “Business—Litigation—Patent Litigation.”

Interest Expense, Net

Net interest expense was $0.9 million lower in the first quarter of 2010 compared to the first quarter of 2009. This decrease is due to lower interest rates in the first quarter of 2010, partially offset by the effect of $8.9 million higher average outstanding debt during the 2010 quarter.

Miscellaneous, Net

Miscellaneous expense which consists of costs associated with the sale of receivables was $0.5 million lower in the first quarter of 2010 compared to the first quarter of 2009. This decrease is due to the lower level of receivables we sold in the first quarter of 2010 in relation to the first quarter of 2009.

Income Tax (Expense) Benefit

Income tax expense in the first quarter of 2010 was $4.2 million compared to a $2.2 million income tax benefit in the 2009 quarter. The difference is primarily due to pre-tax income in the first quarter of 2010 and a pre-tax loss in the 2009 quarter. The effective tax rate for the first quarter of 2010 was 39.1% as compared to 31.6% for the first quarter of 2009. The difference in effective tax rates relates primarily to foreign income taxes.

Net Income (Loss)

Due to the factors described above, we reported net income of $6.6 million for the first quarter of 2010 compared to a $4.7 million loss for the first quarter of 2009.

Net Income (Loss) Attributable To UCI International, Inc.

After deducting losses attributable to a noncontrolling interest, net income attributable to UCI International, Inc. was $6.6 million for the first quarter of 2010 compared to a $4.4 million loss for the first quarter of 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following table was derived from our consolidated income statements for the years ended December 31, 2009 and 2008 included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2008
	(amounts in millions)
Net sales	$885.0	$880.4
Cost of sales	685.4	702.5

Gross profit	199.6	177.9
Operating (expenses) income
Selling and warehousing	(56.6)	(62.9)
General and administrative	(47.8)	(51.6)
Amortization of acquired intangible assets	(5.7)	(6.3)
Restructuring costs	(0.9)	(2.4)
Trademark impairment loss	—	(0.5)
Patent litigation costs	(7.0)	—

Operating income	81.6	54.2
Other expense
Interest expense, net	(60.5)	(65.4)
Management fee expense	(2.0)	(2.0)
Miscellaneous, net	(5.5)	(3.5)

Income (loss) before income taxes	13.6	(16.7)
Income tax (expense) benefit	(5.1)	4.3

Net income (loss) from continuing operations	8.5	(12.4)
Gain on sale of discontinued operations, net of tax	—	—

Net income (loss)	8.5	(12.4)
Less: Loss attributable to noncontrolling interest	(0.7)	(0.8)

Net income (loss) attributable to UCI International, Inc.	$9.2	$(11.6)

Net Sales

Net sales of $885.0 million in 2009 increased $4.6 million, or 0.5%, compared to net sales of $880.4 million in 2008. Sales in 2008 were reduced by a $6.7 million loss provision resulting from the unusually high level of warranty returns related to a specific category of parts discussed below. In connection with obtaining new business, sales were reduced by $5.0 million in 2009 and $7.8 million in 2008. These reductions were the result of accepting returns of the inventory of our customers’ previous suppliers in connection with securing new business with our customers.

Excluding the 2008 $6.7 million warranty loss provision, and the effects of obtaining new business from both periods, sales were 0.5% lower in 2009 compared to 2008. Within the aftermarket channel, our retail and traditional channel sales increased approximately 5.7% and approximately 6.5% respectively, compared to 2008, while sales to dealerships in the OES channel decreased approximately 6.6%. The increased sales in the retail and traditional channels reflect the sales growth experienced by our retail and traditional customer base. The overall uncertainty surrounding GM and Chrysler leading up to their bankruptcy proceedings initiated during the second quarter of 2009 resulted in the decreased OES channel sales. Our heavy-duty vehicle aftermarket sales also decreased approximately 23.3% due to weakness in the transportation segment. OEM sales, which comprised only 6% of our sales in 2009, decreased approximately 17.7% compared to 2008 due to general economic conditions in the United States and the significant downturn in the automotive industry, which resulted in a reduction in vehicles manufactured.

Gross Profit

Gross profit, as reported, was $199.6 million for 2009 and $177.9 million for 2008. Both periods included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. We use adjusted gross profit as presented to evaluate and manage our operations internally. You are encouraged to evaluate each adjustment and whether you consider it to be appropriate.

	Year Ended December 31,
	2009	2008
	(amounts in millions)
Gross profit, as reported	$199.6	$177.9
Add back special items:
Special provision for warranty costs	—	6.7
New business changeover and sales commitment costs	5.0	7.8
Severance costs	0.8	0.1
Costs to establish additional manufacturing in China	0.5	3.1

Adjusted gross profit	$205.9	$195.6

The “Special provision for warranty costs” in 2008 related to an unusually high level of warranty returns of a specific category of parts. When those parts were subjected to certain conditions, they experienced a higher than normal failure rate. As a result of the higher than normal failure rate, a $6.7 million warranty loss provision was recorded in 2008. We modified the design of these parts in 2008 to eliminate this issue.

The 2009 $5.0 million and the 2008 $7.8 million of “new business changeover and sales commitment costs” were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

The 2009 $0.5 million and the 2008 $3.1 million of “costs to establish additional manufacturing in China” related to start-up costs establishing two new factories in China.

Excluding the special items, adjusted gross profit increased to $205.9 million in 2009 from $195.6 million in 2008, and the related gross margin percentage increased to 23.1% in 2009 from 21.9% in 2008. The gross margin percentage is based on sales before the effects of obtaining new business and deducting the $6.7 million warranty loss provision in 2008, which are discussed in the net sales comparison above.

The higher gross profit in 2009 as compared to 2008 was primarily due to the favorable effects of cost reduction initiatives to align our cost structure with our customers’ spending and current market conditions, lower commodity and energy costs, favorable exchange rates and price increases. The cost reduction initiatives included workforce reductions and other employee cost saving actions, as well as the institution of tight controls over discretionary spending. Partially offsetting these factors were higher product returns expense (excluding the aforementioned special $6.7 million charge in 2008) and a higher percentage of third-party sourced products which have lower margins than manufactured product.

Selling and Warehousing Expenses

Selling and warehousing expenses were $56.6 million in 2009; $6.3 million lower than 2008. The reduction was driven by cost saving initiatives to reduce headcount, and tight controls over discretionary spending. Selling and warehousing expenses were 6.4% of sales in 2009 and 7.1% in 2008.

General and Administrative Expenses

General and administrative expenses were $47.8 million in 2009 and $51.6 million in 2008, a decrease of $3.8 million. Costs incurred in connection with our antitrust litigation were $1.5 million in 2009 as compared to $4.0 million in 2008 accounting for $2.5 million of the decrease in general and administrative expenses. The 2009 reduction also included the favorable effects of lower salary expense due to headcount reductions and lower bad debt expense. The reduction in 2009 compared to 2008 was also attributable to 2008 costs associated with establishing two factories in China. These cost reductions were partially offset by $1.8 million of higher severance expense in 2009 and higher other employee costs related to matters other than headcount.

Restructuring Costs

To further align our cost structure with customers’ spending and current market conditions, we implemented restructuring plans in 2009. The restructuring plans target excess assembly and aluminum casting capacity and restructuring costs of the plan include workforce reductions, facility closures, consolidations and realignments. During 2009, we recorded asset write-offs of $1.8 million associated with the capacity consolidation, recognized a gain of $1.5 million on the sale of a facility and incurred other costs of $0.2 million.

In 2006, we completed the acquisition of ASC Industries, Inc. and its subsidiaries (the “ASC Acquisition”). Before the ASC Acquisition, we manufactured and distributed water pumps for all market channels. In June 2006, we began the process of integrating our pre ASC-acquisition water pump operations with the water pump operations of ASC Industries. In 2007, we completed the integration. By mid-2007, all domestic water pump manufacturing had been combined at ASC Industries’ manufacturing facilities. Our pre ASC-acquisition water pump facility was closed as of July 2007. In 2008 and 2009, we recorded additional pre-tax expense related to the water pump integration. These costs were reported in the income statement in “Restructuring (costs) gains.” These costs were as follows (in millions):

	Year Ended December 31,
	2009	2008
Severance	$—	$0.2
Costs of maintaining the pre-acquisition water pump system facility	0.4	0.6
Additional asset impairments	—	1.6

	$0.4	$2.4

In the fourth quarter of 2008, in light of current market and economic conditions, we wrote down the carrying value of the pre-ASC Acquisition water pump manufacturing facility from $1.3 million to zero. Also in the fourth quarter of 2008, we recorded a $0.3 million impairment loss on pre-ASC Acquisition water pump equipment that was no longer useable.

Trademark Impairment Loss

In 2008, we recognized a trademark impairment loss of $0.5 million. This non-cash loss was due to a customer’s decision to market a significant portion of UCI-supplied products under the customer’s own private label brand, instead of UCI’s brand. This decision has not affected and is not expected to affect UCI’s sales of these products. In 2007, we recognized impairment loss of $3.6 million on the same trademark.

Patent Litigation Costs

Champion is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. No judgment has yet been entered by the court in this matter. Champion continues to vigorously defend this matter; however, there can be no assurance with respect to the outcome of litigation. We recorded a $6.5 million liability and incurred trial costs of $0.5 million in 2009 for this matter.

Interest Expense, Net

Net interest expense was $4.9 million lower in 2009 compared to 2008. This reduction was primarily due to lower interest rates in 2009.

Miscellaneous, Net

Miscellaneous expense which consists of costs associated with the sale of receivables was $2.0 million higher in 2009 compared to 2008. This increase was due to a higher level of receivables we sold in 2009 in relation to 2008.

Income Tax (Expense) Benefit

Income tax expense was $9.4 million higher in 2009 as compared to 2008 due to higher pre-tax income in 2009. For reasons why the effective tax rates in both years differ from statutory rates, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus, which reconciles income taxes computed at the U.S. federal statutory rate to income tax expense.

Net Income (Loss)

Due to the factors described above, we reported a net income of $8.5 million in 2009 compared to a net loss of $12.4 million in 2008.

Net Income (Loss) Attributable To UCI International, Inc.

After deducting losses attributable to a noncontrolling interest, net income attributable to UCI International, Inc. was $9.2 million in 2009, compared to a net loss of $11.6 million in 2008.

Year Ended December 31, 2008 compared with Year Ended December 31, 2007

The following table was derived from our consolidated income statements for the years ended December 31, 2008 and 2007 included elsewhere in this prospectus.

	Year Ended December 31,
	2008	2007
	(amounts in millions)
Net sales	$880.4	$969.8
Cost of sales	702.5	748.8

Gross profit	177.9	221.0
Operating (expenses) income
Selling and warehousing	(62.9)	(61.1)
General and administrative	(51.6)	(50.0)
Amortization of acquired intangible assets	(6.3)	(7.0)
Restructuring (costs) gains	(2.4)	0.8
Trademark impairment loss	(0.5)	(3.6)
Patent litigation costs	—	—

Operating income	54.2	100.1
Other expense
Interest expense, net	(65.4)	(72.9)
Management fee expense	(2.0)	(2.0)
Miscellaneous, net	(3.5)	(2.9)

Income (loss) before income taxes	(16.7)	22.3
Income tax (expense) benefit	4.3	(8.3)

Net income (loss) from continuing operations	(12.4)	14.0
Gain on sale of discontinued operations, net of tax	—	2.7

Net income (loss)	(12.4)	16.7
Less: Loss attributable to noncontrolling interest	(0.8)	(0.1)

Net income (loss) attributable to UCI International, Inc.	$(11.6)	$16.8

Net Sales

Net sales of $880.4 million in 2008 declined $89.4 million, or 9.2%, compared to net sales of $969.8 million in 2007. The 2007 sales included $12.1 million of sales to AutoZone in connection with the termination of the Pay-on-Scan program for certain of our products. Sales in 2008 were reduced by a $6.7 million loss provision resulting from the unusually high level of warranty returns related to a category of parts. In connection with obtaining new business, sales were reduced by $7.8 million in 2008 and $7.5 million in 2007. These reductions were the result of accepting returns of the inventory of our customers’ previous suppliers in connection with securing new business with our customers.

Excluding the $12.1 million of 2007 sales associated with the termination of the Pay-on-Scan program, the 2008 $6.7 million warranty loss provision, and the effects of obtaining new business from both periods, sales were 7.3% lower in 2008 compared to 2007. This 7.3% decrease includes lower sales to all of our market channels. Automotive aftermarket sales that comprised approximately 87% of our sales in 2008 were down approximately 7.0% compared to 2007. Within the automotive aftermarket channel, our traditional channel sales were down approximately 9.5% while retail channel sales were down approximately 2.6%. We believe the larger decline in the traditional sales channel is reflective of a shift to the retail channel as (i) consumers shift away from do-it-for-me to do-it-yourself and (ii) retail outlets expand their sales to commercial accounts. OEM sales, which comprised only 8% of our sales in 2008, decreased approximately 22.9% compared to 2007 due to the significant downturn in the automotive industry. We believe that the sales decline was due primarily to general economic conditions in the United States, including the impact of record gasoline prices on miles driven and consumers’ spending habits.

Gross Profit

Gross profit, as reported, was $177.9 million for 2008 and $221.0 million for 2007. Both periods included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. It is intended to supplement our presentation of our financial results that are prepared in accordance with GAAP. We use adjusted gross profit as presented to evaluate and manage our operations internally. You are encouraged to evaluate each adjustment and whether you consider each to be appropriate.

	Year Ended December 31,
	2008	2007
	(amounts in millions)
Gross profit, as reported	$177.9	$221.0
Add back special items:
Special provision for warranty costs	6.7	—
Water pump integration costs	—	5.5
New business changeover and sales commitment costs	7.8	5.2
Facilities consolidation and severance costs	0.1	0.3
Costs to establish additional manufacturing in China	3.1	0.7
Resolution of pre-acquisition matters	—	(0.9)
Reserve for resolution of disputed non-trade receivables	—	0.8

Adjusted gross profit	$195.6	$232.6

The “special provision for warranty costs” in 2008 related to an unusually high level of warranty returns related to a specific category of parts. When these parts are subjected to certain conditions, they experience a higher than normal failure rate. As a result of the higher than normal failure rate, a $6.7 million warranty loss provision was recorded in 2008. We have modified the design of these parts to eliminate this issue.

The 2007 $5.5 million of “water pump integration costs” relate to the integration of the ASC water pump operation and the water pump operation that we owned before we acquired ASC. In 2007, we completed the integration, closed our previously owned factory, and transferred production to ASC. These costs include (i) costs and operating inefficiencies caused by the wind-down of our previously owned factory, (ii) transportation and other costs directly related to completing the integration, and (iii) a write-off of component parts that could not be used after production was transitioned to the ASC product design. The 2007 amount also included $0.8 million of costs incurred to minimize the write-off of component parts that would not be usable when production was transitioned to the ASC product design.

The 2008 $7.8 million and the 2007 $5.2 million of “new business changeover and sales commitment costs” were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

The 2008 $3.1 million and 2007 $0.7 million of “costs to establish additional manufacturing in China” related to start-up costs establishing two new factories in China.

Excluding the special items, adjusted gross profit decreased to $195.6 million in 2008 from $232.6 million in 2007, and the related gross margin percentage decreased to 21.9% in 2008 from 23.8% in 2007. The gross margin percentage is based on sales before the effects of obtaining new business and deducting the $6.7 million warranty loss provision in 2008, which are discussed in the net sales comparison above.

When comparing 2008 and 2007 gross profit excluding the special items, lower sales volume in 2008 was the largest factor in our gross profit decline. The 2008 results were also adversely affected by the impact of significantly higher energy and commodity costs and currency fluctuations. Inflation-driven wage increases and higher warranty expense also contributed to the lower profits in the 2008 period compared to 2007. Partially offsetting these adverse effects were the benefits of our ongoing manufacturing cost reduction initiatives.

Selling and Warehousing Expenses

Selling and warehousing expenses were $62.9 million in 2008, $1.7 million higher than 2007. The increase included additional upfront costs associated with new business with an existing customer and the addition of sales and marketing personnel in targeted areas. The increase also included the effects of inflation on employee related and other costs. The effect of lower sales volume partially offset these increases. Selling and warehousing expenses were 7.1% of sales in 2008 and 6.3% in 2007.

General and Administrative Expenses

General and administrative expenses were $51.6 million in 2008 and $49.9 million in 2007. 2008 included $4.0 million of costs incurred in connection with our antitrust litigation, inflation driven cost increases, $1.3 million higher expense for the cost of litigation and settlement of disputed matters, $2.2 million higher bad debt expense and $0.4 million of severance costs resulting from employee lay-offs. These cost increases were offset by lower employee bonus expense and $2.6 million lower stock option related costs.

Restructuring (Costs) Gains

In addition to costs recorded as a component of cost of goods sold, we recorded severance costs of $1.6 million and a pension curtailment gain of $0.9 million related to the integration of the ASC cooling system operation and the cooling system operation that we owned before we acquired ASC in 2007. These net costs of $0.7 million were included in the income statement in “Restructuring (costs) gains.”

In 2006, we closed our Mexican filter manufacturing operation. In 2007, we sold the land and building and certain building improvements formerly used at our Mexican filter manufacturing operation. The sale proceeds were $6.6 million, net of fees and expenses. In 2007, we recorded a $1.7 million pre-tax gain on the sale. Also, in 2007, we incurred $0.2 million of costs associated with the closure of the Mexican facility.

Trademark Impairment Loss

In 2007, we recognized a trademark impairment loss of $3.6 million. This non-cash loss was due to a customer’s decision to market a significant portion of UCI-supplied products under the customer’s own private label brand, instead of UCI’s brand. This decision has not affected and is not expected to affect UCI’s sales of these products. In 2008, we recognized an additional impairment loss of $0.5 million on the same trademark that was written down in 2007.

Interest Expense, Net

Net interest expense was $7.5 million lower in 2008 compared to 2007. This reduction was due to lower debt levels and lower interest rates in 2008. Also, accelerated amortization of deferred financing costs associated with the voluntary prepayments of debt was $0.5 million higher in 2007.

Miscellaneous, Net

Miscellaneous expense which consists of costs associated with the sale of receivables was $0.6 million higher in 2008 compared to 2007. This increase was due to a higher level of receivables we sold in 2008 in relation to 2007, partially offset by lower discount percentages charged by the factoring companies in 2008 in relation to 2007.

Income Tax (Expense) Benefit

Income tax expense was $12.7 million lower in 2008 as compared to 2007 due to lower pre-tax income in 2008. For reasons why the effective tax rates in both years differ from statutory rates, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus, which reconciles income taxes computed at the U.S. federal statutory rate to income tax expense.

Gain On Sale of Discontinued Operations, Net of Tax

In November 2006, we sold our lighting systems operation. The final sale price was subject to post-closing adjustments related to working capital and possible additional proceeds if a lighting systems building were sold. In the third quarter of 2007, the final working capital amounts were settled favorably and the building was sold. Accordingly, we recorded a $2.7 million after-tax gain in 2007.

Net Income (Loss)

Due to the factors described above, we reported a net loss of $12.4 million in 2008 compared to a net income of $14.0 million in 2007.

Net Income (Loss) Attributable To UCI International, Inc.

After deducting losses attributable to a noncontrolling interest, net loss attributable to UCI International, Inc. was $11.6 million in 2008, compared to net income of $16.8 million in 2007.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters in 2008 and 2009 and the three months ended March 31, 2010. We have prepared the income statement data for each of these quarters on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, this data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of operating results to be expected for any future period.

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
(Dollars in millions)	(unaudited)
Income Statement Data:
Net sales	$229.3	$229.3	$218.1	$203.7	$219.9	$217.4	$228.9	$218.8	$230.3
Cost of sales	178.2	182.6	170.6	171.1	180.5	169.1	173.1	163.5	173.1

Gross profit	51.1	46.7	47.5	32.6	39.4	48.3	55.8	52.3	57.2
Operating (expenses) income
Selling and warehousing	(15.5)	(16.0)	(15.7)	(15.7)	(14.3)	(14.1)	(14.0)	(14.2)	(14.3)
General and administrative	(13.2)	(13.2)	(13.0)	(12.2)	(12.5)	(11.8)	(11.1)	(11.5)	(11.6)
Amortization of acquired intangible assets	(1.6)	(1.7)	(1.5)	(1.5)	(1.5)	(1.5)	(1.4)	(1.4)	(1.3)
Restructuring (costs) gains	(0.4)	(0.1)	(0.2)	(1.7)	(0.2)	0.6	(0.4)	(0.9)	(2.0)
Trademark impairment loss	—	—	—	(0.5)	—	—	—	—	—
Patent litigation costs	—	—	—	—	—	—	—	(7.0)	(1.0)

Operating income	20.4	15.7	17.1	1.0	10.9	21.5	28.9	20.3	27.0
Other expense
Interest expense, net	(17.6)	(15.8)	(15.9)	(16.4)	(15.7)	(15.2)	(14.7)	(14.8)	(14.8)
Management fee expense	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)
Miscellaneous, net	(0.5)	(1.0)	(0.9)	(1.1)	(1.5)	(1.7)	(1.1)	(1.3)	(0.9)

Income (loss) before income taxes	1.8	(1.6)	(0.2)	(17.0)	(6.8)	4.1	12.6	3.7	10.8
Income tax (expense) benefit	(0.9)	0.2	(0.5)	5.4	2.1	(1.7)	(4.6)	(1.0)	(4.2)

Net income (loss)	0.9	(1.4)	(0.7)	(11.6)	(4.7)	2.4	8.0	2.7	6.6
Less: Loss attributable to noncontrolling interest	—	(0.3)	(0.2)	(0.3)	(0.3)	(0.1)	(0.1)	(0.2)	—

Net income (loss) attributable to UCI International, Inc.	$0.9	$(1.1)	$(0.5)	$(11.3)	$(4.4)	$2.5	$8.1	$2.9	$6.6

Other Financial Data:

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
(Dollars in millions)	(unaudited)
Capital expenditures	$7.9	$9.4	$8.7	$5.9	$4.0	$3.5	$3.4	$4.4	$5.8
Depreciation and amortization	9.1	9.4	8.9	9.6	9.4	9.4	9.2	9.1	9.0
Adjusted EBITDA (1)	32.6	34.1	30.1	16.9	25.2	31.5	38.4	38.8	40.6
Adjusted EBITDA margin (1)	14.2%	14.9%	13.8%	8.3%	11.5%	14.5%	16.8%	17.7%	17.6%

(1)	See Note 7 in “Prospectus Summary—Summary Historical Financial Data” for an explanation of why we use Adjusted EBITDA.

The following is a reconciliation of net income (loss) applicable to UCI International, Inc. to Adjusted EBITDA and a calculation of Adjusted EBITDA margin:

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
(Dollars in millions)	(unaudited)
Net income (loss) attributable to UCI International, Inc.	$0.9	$(1.1)	$(0.5)	$(11.3)	$(4.4)	$2.5	$8.1	$2.9	$6.6
Interest expense, net of noncontrolling interest	17.6	15.8	15.9	16.4	15.7	15.2	14.8	14.8	14.8
Income tax expense (benefit), net of noncontrolling interest	0.9	(0.3)	0.6	(5.3)	(2.1)	1.7	4.6	1.0	4.3
Depreciation expense, net of noncontrolling interest	6.7	6.8	6.6	7.2	7.1	7.1	6.9	6.8	6.8
Amortization expense	2.2	2.3	2.3	2.2	2.2	2.2	2.1	2.1	2.0

EBITDA	28.3	23.5	24.9	9.3	18.5	28.7	36.5	27.6	34.5
Restructuring costs and severance (a)	0.4	0.1	0.5	1.8	1.2	0.6	0.8	1.4	2.1
Trademark impairment loss (b)	—	—	—	0.5	—	—	—	—	—
Patent litigation costs (c)	—	—	—	—	—	—	—	7.0	1.0
Cost of defending class action litigation (d)	—	1.5	1.7	0.8	0.5	0.3	0.3	0.4	0.9
Special warranty expense (e)	—	5.8	—	0.9	—	—	—	—	—
New business changeover and sales commitment costs (f)	1.1	0.8	2.0	1.1	2.4	1.1	0.2	1.3	0.6
Establishment of new facilities in China (g)	1.4	1.3	0.3	0.6	0.4	0.1	—	—	—
UCI International, Inc. non-operating expenses (h)	0.7	0.4	—	1.2	1.5	0.2	0.1	0.4	0.9
Non-cash stock options expense	0.2	0.2	0.2	0.2	0.2	—	—	0.2	0.1
Management fee (i)	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5

Adjusted EBITDA	$32.6	$34.1	$30.1	$16.9	$25.2	$31.5	$38.4	$38.8	$40.6

Net Sales	$229.3	$229.3	$218.1	$203.7	$219.9	$217.4	$228.9	$218.8	$230.3
Adjusted EBITDA Margin	14.2%	14.9%	13.8%	8.3%	11.5%	14.5%	16.8%	17.7%	17.6%

(a)	We have taken various restructuring actions since 2007 to align our cost structure with customers’ spending and current market conditions. These actions have included the integration of our pre-ASC acquisition water pump product line into the water pump operations of ASC, as well as other targeted actions to reduce excess capacity and reduce our operating expenses. See Note 2 to our audited consolidated financial statements and Note B to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding our restructuring actions.

(b)	In 2008, we recognized a trademark impairment loss of $0.5 million. This non-cash loss was due to a customer’s decision to market a significant portion of UCI-supplied products under the customer’s own private label brand, instead of UCI’s brand. This decision has not affected and is not expected to affect UCI’s sales of these products.

(c)	Our wholly-owned subsidiary, Champion Laboratories, Inc., is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. We recorded a provision of $6.5 million in the fourth quarter of 2009 and incurred trial costs of $0.5 million in the fourth quarter of 2009 related to this matter. During the first quarter of 2010, we incurred post-trial costs of $1.0 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties have filed post-trial motions. Parker-Hannifin is seeking treble damages and attorneys’ fees. See “Business—Litigation—Patent Litigation.”

(d)	We incurred costs to defend ourselves in litigation, including class action litigation, alleging violations of antitrust and consumer protection laws by us and other parties in the North American automotive filter aftermarket.

(e)	The special warranty expense of $5.8 million in the second quarter of 2008 and $0.9 million in the fourth quarter of 2008 for a total of $6.7 million in 2008 related to a higher than normal failure rate of a specific category of parts resulting in an unusually high level of warranty returns.

(f)	New business changeover and sales commitment costs were up-front costs incurred to obtain new business and to extend existing long-term sales commitments.

(g)	In 2008 and 2009, we incurred nonrecurring start-up costs to establish two new factories in China.

(h)	From time to time, we have incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.

(i)	Pursuant to our management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries, we pay an annual management fee of $2.0 million and out-of-pocket expenses. The agreement terminates either when Carlyle or its affiliates own less than 10% of our equity interest or when we and Carlyle mutually agree to terminate the agreement. See “Certain Relationships and Related Party Transactions.”

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

Three Months Ended March 31, 2010

Net cash provided by operating activities for the three months ended March 31, 2010 was $37.6 million. Net income from continuing operations, excluding non-cash income and expense items, was $24.4 million. An increase in accounts receivable and inventory resulted in a use of cash of $3.5 million and $3.7 million, respectively. The increase in accounts receivable was primarily due to an increase in sales of $11.5 million in the three months ended March 31, 2010 as compared to the fourth quarter of 2009, partially offset by increased factoring of accounts receivable during the three months ended March 31, 2010. Factored accounts receivable totaled $132.4 million and $121.5 million at March 31, 2010 and December 31, 2009, respectively. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. An increase in accounts payable resulted in a generation of cash of $1.8 million due to the higher inventory levels. An increase in interest payable, which will reverse in the second quarter of 2010 when interest on UCI’s senior subordinated notes is paid, had a $5.7 million positive effect on cash. Changes in all other assets and liabilities netted to a $12.9 million increase in cash. This change primarily related to the timing of income tax payments and other accrued expenses.

Three Months Ended March 31, 2009

Net cash provided by operating activities for the three months ended March 31, 2009 was $49.2 million. Net income from continuing operations, excluding non-cash income and expense items, was $12.2 million. A decrease in accounts receivable and inventory resulted in a generation of cash of $7.1 million and $11.7 million, respectively. The decrease in accounts receivable was primarily due to increased factoring of accounts receivable during the three months ended March 31, 2009, partially offset by an increase in sales of $16.2 million in the three months ended March 31, 2009 as compared to the fourth quarter of 2008. Factored accounts receivable totaled $105.4 million and $80.1 million at March 31, 2009 and December 31, 2008, respectively. The decrease in inventory was due to (i) focused efforts to reduce inventory investments through improved inventory turns,

(ii) higher sales in the three months ended March 31, 2009 over the fourth quarter of 2008 and (iii) reduced material costs resulting from decreases in costs of certain of the commodities used in our operations experienced in the latter part of 2008 and in the first quarter of 2009. An increase in accounts payable resulted in a generation of cash of $5.5 million. The increase in accounts payable was due to initiatives with our vendors to reduce our working capital investment levels. An increase in interest payable, which reversed in the second quarter of 2009 when interest on our senior subordinated notes was paid, had a $5.1 million positive effect on cash. Changes in all other assets and liabilities netted to a $7.6 million increase in cash. This amount included timing of payment of employee-related accrued liabilities, including salaries and wages and insurance, and timing of product returns.

Year Ended December 31, 2009

Net cash provided by operating activities in 2009 was $129.3 million. Net income from continuing operations, excluding non-cash income and expense items, was $78.9 million. A decrease in inventory resulted in a generation of cash of $27.0 million. The decrease in inventory was due to (i) focused efforts to reduce inventory investments through improved inventory turns, (ii) higher sales in the fourth quarter of 2009 compared to the fourth quarter of 2008 and (iii) reduced material costs as compared to December 31, 2008 resulting from decreases in costs of certain commodities used in our operations. An increase in accounts payable resulted in a generation of cash of $7.2 million. The increase in accounts payable was due to initiatives with our vendors to reduce our working capital investment levels, which offset reductions in accounts payable related to the significantly lower inventory balances at December 31, 2009 compared to December 31, 2008. A decrease in accounts receivable resulted in a generation of cash of $1.0 million. The decrease in accounts receivable was due to an increase in factored accounts receivable during 2009. This decrease was largely offset by an increase in sales of $25.6 million in the third and fourth quarters of 2009, as compared to the third and fourth quarters of 2008, and the impact of the higher mix of retail and traditional channel sales in relation to OEM and OES channels. Accounts receivable dating terms with OEM and OES customers are significantly shorter than retail and traditional customers. As a result of the higher mix of retail and traditional channel sales, gross account receivable days sales outstanding has increased. The effect of higher sales and changes in channel mix was partially offset by an increase in factored accounts receivable during 2009. Factored accounts receivable totaled $121.5 million and $80.1 million at December 31, 2009 and December 31, 2008, respectively.

Changes in all other assets and liabilities netted to a $15.2 million increase in cash. This amount consisted primarily of timing of payment of employee-related accrued liabilities, including salaries and wages, incentive compensation and employee insurance, timing of product returns and customer rebates and credits, timing of income tax payments and the accrual for the adverse patent litigation verdict.

Year Ended December 31, 2008

Net cash provided by operating activities in 2008 was $31.7 million. Net income from continuing operations, excluding non-cash income and expense items, was $56.5 million. An increase in accounts receivable and inventory resulted in the use of cash of $9.5 million and $19.1 million, respectively. The increase in accounts receivable was primarily due to increased days sales outstanding as a result of increased accounts receivable dating terms with certain customers, partially offset by lower sales in the latter half of 2008. Factored accounts receivable totaled $80.1 million and $81.1 million at December 31, 2008 and 2007, respectively. The increase in inventory was due to (i) lower than expected sales in the fourth quarter of 2008, (ii) higher inventory levels to support new business wins that began to ship in the first quarter of 2009, (iii) higher raw material costs resulting from the significant increases experienced in commodity costs in 2008 and (iv) increased production related to the ramp up of our Chinese operations. An increase in accounts payable resulted in a generation of cash of $3.0 million. Changes in all other assets and liabilities netted to a $0.8 million generation of cash. This amount included income tax refunds resulting from the carryback of 2006 operating losses to 2004, partially offset by employee-related accrued liabilities, including annual employee bonus and profit sharing payments, due to headcount reductions and the lower operating performance in 2008 as compared to 2007.

Year Ended December 31, 2007

Net cash provided by operating activities in 2007 was $93.1 million. Net income from continuing operations, excluding non-cash income and expense items, was $102.5 million. An increase in accounts receivable resulted in the use of $24.9 million of cash. This increase was the result of higher sales and, in certain cases, extended payment terms. Net inventory reductions generated $15.4 million of cash. An increase in accounts payable, due to normal fluctuations in the timing of purchases and payments, generated $9.5 million of cash. Changes in all other assets and liabilities netted to a $9.4 million negative effect on cash.

Net Cash Used in Investing Activities

Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the three months ended March 31, 2010 and March 31, 2009 were $5.8 million and $4.0 million, respectively, and were used primarily for cost reduction and maintenance activities. Capital expenditures for the years ended December 31, 2009, 2008 and 2007 were $15.3 million, $31.9 million and $29.7 million, respectively. The lower capital expenditures in 2009 are the result of capital spending being limited to expenditures necessary to maintain current operations and projects that have short payback periods. The 2008 and 2007 amounts included $3.6 million and $1.7 million, respectively, for our two new factories in China.

Proceeds from the sale of property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 were $2.6 million, $0.4 million and $10.7 million, respectively. In 2009, in order to accommodate expected growth in the European market, our Spanish operation was relocated to a new leased facility resulting in the idling of an owned facility. Proceeds for 2009 primarily related to the sale of that facility. In 2007, we received $6.6 million, net of fees and expenses, from the sale of the land and building of the Mexican filtration operation that was closed in 2006. Also in 2007, we received $2.2 million, net of fees and expenses, of additional proceeds from the 2006 sale of our lighting systems operations.

During the second quarter of 2009, we posted $9.4 million of cash to collateralize a letter of credit required by our workers’ compensation insurance carrier. Historically, assets pledged pursuant to the terms of our senior credit facility provided the collateral for the letters of credit. As a result of the revolving credit facility termination, we were required to post $9.4 million of cash to collateralize the letter of credit. This cash is recorded as “Restricted cash” as a component of long-term assets on our balance sheet at December 31, 2009 and March 31, 2010. This cash is not available for general operating purposes as long as the letter of credit remains outstanding or until alternative collateral is posted.

Net Cash Provided By (Used In) Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2010 was $2.3 million compared to net cash used in financing activities in the three months ended March 31, 2009 of $18.7 million. Net cash used by financing activities in 2009 was $22.0 million. Net cash provided by financing activities in 2008 was $4.7 million, while net cash used in financing activities in 2007 was $63.5 million.

Borrowings of $5.6 and $3.7 million during the three months ended March 31, 2010 and 2009, respectively, consisted solely of short-term borrowings payable to foreign credit institutions. Borrowings of $13.2 million during 2009 consisted solely of short-term borrowings payable to foreign credit institutions. In 2008, we borrowed $20.0 million under UCI’s revolving credit line to increase our short-term liquidity in light of the current challenging capital markets. The $8.0 million remainder of our borrowings during 2008 consisted of short-term borrowings payable to foreign credit institutions. Borrowings of $20.8 million during 2007 consisted solely of short-term borrowings payable to foreign credit institutions.

During the three months ended March 31, 2010, our Spanish and Chinese subsidiaries repaid short-term notes borrowings to foreign credit institutions in the amount of $3.3 million. During the three months ended March 31, 2009, we repaid the $20.0 million of outstanding borrowings under our revolving credit facility. Additionally during the three months ended March 31, 2009, our Spanish and Chinese subsidiaries repaid short-term notes borrowings to foreign credit institutions in the amount of $2.3 million. In 2008 and 2007, we used cash on hand to voluntarily repay $10.0 million and $65.0 million, respectively, of our term loan. Additionally, during 2009, 2008 and 2007, our Spanish and Chinese subsidiaries repaid short-term notes borrowings to foreign credit institutions in the amount of $14.9 million, $12.9 million and $19.3 million, respectively.

Current Debt Capitalization and Scheduled Maturities

At March 31, 2010 and December 31, 2009, we had $165.9 million and $131.9 million of cash and cash equivalents, respectively. Outstanding debt was as follows:

	March 31, 2010	December 31, 2009
	(amounts in millions)
UCI short-term borrowings	$5.8	$3.5
UCI capital lease obligations	0.9	0.9
UCI term loan	190.0	190.0
UCI senior subordinated notes	230.0	230.0
UCI International, Inc. floating rate senior PIK notes	331.5	324.1

Amount of debt requiring repayment	758.2	748.5
Unamortized debt discount and debt issuance costs	(6.4)	(6.9)

	$751.8	$741.6

Below is a schedule of required future repayments of all debt outstanding on March 31, 2010. The amounts are presented in millions of dollars.

Remainder of 2010	$23.7
2011	27.5
2012	241.7
2013	465.1
2014	0.1
Thereafter	0.1

$758.2

Short-term borrowings are routine short-term borrowings by our foreign operations.

Because of previous prepayments of our term loan, we do not have any scheduled repayments of the UCI senior credit facility term loan until December 2011. While there are no scheduled repayments until December 2011, the UCI senior credit facility does require mandatory prepayments of the term loan when UCI generates Excess Cash Flow as defined in the UCI senior credit facility. UCI generated Excess Cash Flow in the year ended December 31, 2009 resulting in a mandatory prepayment of $17.7 million, payable within 95 days of December 31, 2009. This mandatory prepayment is presented as a component of “Current maturities of long-term debt” in our balance sheet at March 31, 2010 and is included in the “Remainder of 2010” amount in the maturities table above. On April 1, 2010, we made the $17.7 million mandatory prepayment, reducing the amount outstanding under the term loan to $172.3 million. The term loan matures in June 2012. UCI’s $230.0 million senior subordinated notes are due in 2013.

The Senior PIK Notes are due in 2013. Interest on the Senior PIK Notes will be paid in kind by issuing new notes until December 2011. Therefore, the Senior PIK Notes will not affect our cash flow through 2011. Thereafter, all interest will be payable in cash. On March 15, 2012, and each quarter thereafter, we are required to redeem for cash a portion of each note, to the extent required to prevent the Senior PIK Notes from being treated as an applicable high yield discount obligation. In the schedule above, the $96.5 million of Senior PIK Notes that were issued in lieu of cash interest through March 31, 2010 have been included in the 2012 debt repayment amount. Depending on the circumstances, a portion of this $96.5 million may be paid after 2012.

The terms of UCI’s senior credit facility permit us to repurchase from time to time up to $75.0 million in aggregate principal amount of senior subordinated notes. As of July 20, 2010, neither we nor UCI had repurchased any of the senior subordinated notes, although we or UCI may, under appropriate market conditions, do so in the future through cash purchases or exchange offers, in open market, privately negotiated or other transactions. Similarly, we may from time to time seek to repurchase or retire the Senior PIK Notes. We will evaluate any such transactions in light of then-existing market conditions, taking into account contractual restrictions, our current liquidity and prospects for future access to capital. The amounts involved may be material.

Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our March 31, 2010 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, is approximately $59.6 million. An increase of 0.25 percentage points (25 basis points) on our variable interest rate debt would increase our annual interest cost by $1.3 million.

Covenant Compliance

UCI’s senior credit facility requires us to maintain certain financial covenants and requires mandatory prepayments under certain events as defined in the agreement. Also, the facility includes certain negative covenants restricting or limiting our ability to, among other things: declare dividends or redeem stock; prepay certain debt; make loans or investments; guarantee or incur additional debt; make capital expenditures; engage in acquisitions or other business combinations; sell assets; and alter our business. In addition, UCI’s senior credit facility contains the following financial covenants: a maximum leverage ratio and a minimum interest coverage ratio. The financial covenants are calculated on a trailing four consecutive quarters basis. As of March 31, 2010, we were in compliance with all of these covenants.

Our covenant compliance levels and actual ratios for the quarter ended March 31, 2010 are as follows:

	Covenant Compliance Level	Actual Ratios
Minimum Credit Agreement Adjusted EBITDA to interest expense ratio	3.00x	5.37x
Maximum total debt to Credit Agreement Adjusted EBITDA ratio	3.75x	2.86x

The minimum interest coverage ratio and maximum leverage ratio levels become increasingly more restrictive over time. The senior credit facility provides for a minimum Credit Agreement Adjusted EBITDA to interest expense ratio and a maximum total debt to Credit Agreement Adjusted EBITDA ratio as set forth opposite the corresponding fiscal quarter.

	Minimum Adjusted EBITDA to Interest Expense Covenant Compliance Level	Maximum Total Debt to Adjusted EBITDA Covenant Compliance Level
Quarter ending June 30, 2010	3.00x	3.75x
Quarter ending September 30, 2010 and thereafter	3.00x	3.50x

Credit Agreement Adjusted EBITDA is used to determine our compliance with many of the covenants contained in UCI’s senior credit facility. The definition of Credit Agreement Adjusted EBITDA used for the purposes of determining our covenant compliance is similar but not identical to the Adjusted EBITDA presented elsewhere in this prospectus. Adjusted EBITDA is defined as EBITDA (earnings before interest, taxes, depreciation and amortization) further adjusted to exclude unusual items and other adjustments permitted by our lenders in calculating covenant compliance under our senior credit facility. The difference between Credit Agreement Adjusted EBITDA and Adjusted EBITDA, as presented in this prospectus, is not meaningful.

A breach of covenants in UCI’s senior credit facility that are tied to ratios based on Adjusted EBITDA could result in a default under the facility and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under UCI’s senior subordinated notes.

Management’s Action Plan and Outlook

Historically, our primary sources of liquidity have been cash on hand, cash flow from operations and accounts receivable factoring arrangements. At March 31, 2010, we had $165.9 million of cash and cash equivalents on hand.

Accounts Receivable Factoring

Factoring of customer trade accounts receivable is a significant part of our liquidity and is related to extended terms provided to certain customers. Subject to certain limitations, UCI’s senior credit facility agreement permits sales of and liens on receivables, which are being sold pursuant to non-recourse factoring agreements between certain of our customers and a number of banks. At March 31, 2010, we had factoring relationships arranged by four customers with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of the current challenging capital markets, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all, and our customers may not continue to offer such programs in the future.

We sold approximately $56.1 million and $60.0 million of receivables during the three months ended March 31, 2010 and 2009, respectively. If receivables had not been factored, $132.4 million, $121.5 million and $105.4 million of additional receivables would have been outstanding at March 31, 2010, December 31, 2009 and March 31, 2009, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way, renegotiate terms with customers or reduce cash on hand. Our short-term cash projections assume a level of factored accounts receivable in a range of $120.0 million to $135.0 million at any given time based upon our current customer contracts.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $5.5 million in 2009 and $1.0 million and $1.5 million, respectively, for the three month periods ended March 31, 2010 and 2009.

Short-Term Liquidity Outlook

We intend to use the net proceeds from this offering to repay certain of our indebtedness and the remainder for working capital and other general corporate purposes.

Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund capital expenditures will depend on our ability to generate cash from operations and from factoring arrangements as discussed previously. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Further, we terminated our revolving credit facility in June 2009. While we determined at the time that the cost to extend the facility was not justified, the lack of a revolving credit facility may further reduce our ability to meet liquidity needs.

Our capital spending levels were lower in 2009 than historical spending levels. As part of our plans to conserve cash, 2009 capital spending was limited to expenditures necessary to maintain current operations and projects that had short payback periods. Capital expenditures for the full year 2010 are expected to be in the range of $30 million to $33 million. This increase over 2009 relates to funding specific targeted cost reduction opportunities as part of the PSO initiative and incremental growth initiatives.

Based on our forecasts, we believe that cash flow from operations and available cash and cash equivalents will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.

Long-Term Liquidity Outlook

As presently structured, UCI would be the sole source of cash for the payment of cash interest on the Senior PIK Notes beginning in 2012, and there is no assurance that the cash for those interest payments will be available. In the future, we may also need to refinance all or a portion of the principal amount of the senior subordinated notes and/or senior credit facility borrowings, on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.

On-Going Operational Initiatives

We implemented a number of measures to improve the level of cash generated by our operations in order to increase our liquidity and to align our cost structure with our customers’ spending and current market conditions. These restructuring activities included:

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Employment cost savings. We implemented hourly and salaried workforce reductions across all overhead and selling, general and administrative cost centers throughout 2009 and 2010 to align staffing levels with current business levels. As a result of these reductions, we had approximately 4,400 employees at March 31, 2010 as compared to approximately 4,900 at December 31, 2008. Additionally in 2009, we implemented wage freezes, suspended certain matching contributions to defined contribution and profit sharing plans and other cost reduction activities. As of June 30, 2010, the wage freeze and suspension of certain matching contributions were still in effect.

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Additional cost savings. In 2009, we critically evaluated overall overhead and selling, general and administrative discretionary spending and have instituted tight controls over discretionary spending, requiring additional approvals for all such spending across the Company. The same tight control over discretionary spending has continued into 2010.

More recently, we have launched our Product Source Optimization initiative, or PSO. PSO utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced, and to determine the optimal manufacturing or vendor location. We expect that PSO will allow us to deliver a high-quality, low-cost product by assembling certain products in the markets where they are sold, assembling certain products specifically in low-cost countries, and procuring certain products from selected low-cost country suppliers.

Additionally, we will continue to aggressively manage our investment in working capital.

Contractual Obligations

The following table is a summary of contractual cash obligations at December 31, 2009 (in millions):

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Debt repayments (excluding interest) (1)	$21.4	$172.7	$465.2	$0.1	$659.4
Interest payments (2)	25.8	137.9	10.1	See (2) below	173.8
Estimated pension funding (3)	3.1	20.4	21.7	See (3) below	45.2
Other postretirement benefit payments (4)	0.7	1.3	1.5	See (4) below	3.5
Operating leases	5.8	8.8	6.8	12.2	33.6
Purchase obligations (5)	70.9	—	—	—	70.9
Management fee (6)	2.0	4.0	4.0	See (6) below	10.0
Unrecognized tax benefits (7)
Employment agreements	0.5	—	—	—	0.5

Total contractual cash obligations	$130.2	$345.1	$509.3	$12.3	$996.9

(1)	Debt repayments exclude $89.1 million of our Senior PIK Notes which were issued in lieu of cash interest. See (2) below for a discussion of the catch-up interest payment.

(2)	Estimated interest payments are based on the assumption that (i) December 31, 2009 interest rates will prevail throughout all future periods, (ii) debt is repaid on its due date, and (iii) no new debt is issued. Interest payments beyond year 5 are less than $0.1 million. Nevertheless, estimated interest payments were excluded from the table after year 5. We are required to make cash payments for all accumulated PIK interest on the Senior PIK Notes in 2012 or in some combination of 2012 and 2013, depending on certain circumstances. In the above table, the entire cash payment is presented in 2012.

(3)	Estimated pension funding is based on the current composition of pension plans and current actuarial assumptions. Pension funding will continue beyond year 5. Nevertheless, estimated pension funding is excluded from the table after year 5. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for the funding status of our pension plans at December 31, 2009.

(4)	Estimated benefit payments are based on current actuarial assumptions. Benefit payments will continue beyond year 5. Nevertheless, estimated payments are excluded from the table after year 5. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for the funding status of our other postretirement benefit plans at December 31, 2009.

(5)	Included in the purchase obligations is $8.2 million related to property, plant and equipment. The remainder is for materials, supplies and services routinely used in our normal operations.

(6)	The management fee is excluded from the table after year 5. The management fee is expected to continue at an annual rate of $2.0 million as long as the ownership of the Company does not change.

(7)	Possible payments of $3.9 million related to unrecognized tax benefits are not included in the table because management cannot make reasonable reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Commitments and Contingencies

In December of 2009 a jury determined that Champion, our wholly-owned subsidiary, had infringed on a competitor’s patent and the court entered a partial judgment in this matter, awarding the plaintiff $6.5 million in damages and a permanent injunction. We recorded a provision of $6.5 million in the fourth quarter related to this matter. The plaintiff is currently seeking treble damages and attorneys’ fees. See “Business—Litigation—Patent Litigation.”

For a discussion of our commitments and contingencies, see “Business—Environmental and Health and Safety Matters,” “Business—Litigation,” and Note 16 to our audited consolidated financial statements and Note J to our unaudited consolidated financial statements contained elsewhere in this prospectus.

Recently Adopted Accounting Guidance

On September 30, 2009, we adopted changes issued by the Financial Accounting Standards Board, or FASB, to the authoritative hierarchy of accounting principles generally accepted in the United States of America, or GAAP. These changes establish the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on our financial statements.

Business Combinations and Consolidation Accounting

On January 1, 2009, we adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items: a noncontrolling interest to be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be measured at fair value and a gain or loss to be recognized in net income based on such fair value. Other than the change in presentation of noncontrolling interests, the adoption of these changes had no impact on our financial statements. The presentation and disclosure requirements of these changes were applied retrospectively.

Effective January 1, 2010, we adopted changes issued by the FASB on January 6, 2010, for a scope clarification to the FASB’s previously-issued guidance on accounting for noncontrolling interests in consolidated financial statements. These changes clarify the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a consolidated subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. See Note O to our unaudited condensed consolidated financial statements as of March 31, 2010 included elsewhere in the prospectus for a discussion of the sale of our 51% owned joint venture.

On January 1, 2009, we adopted changes issued by the FASB to accounting for business combinations. While retaining the fundamental requirements of accounting for business combinations, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination, these changes define the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. These changes require an acquirer in a business combination, including a business combination achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Additionally, these changes require acquisition-related costs to be expensed in the period in which the costs are incurred and the services are received instead of including such costs as part of the acquisition price. The adoption of these changes will depend on the occurrence of future acquisitions, if any, by us.

Fair Value Accounting

On January 1, 2009, we adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on our financial statements. These provisions will be applied at such time as a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

On June 30, 2009, we adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes had no impact on our financial statements.

Other

On June 30, 2009, we adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “subsequent events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date.

On January 1, 2009, we adopted changes issued by the FASB to accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset outside of a business combination and the period of expected cash flows used to measure the fair value of an intangible asset in a business combination. The adoption of these changes had no impact on our financial statements.

On January 1, 2009, we adopted changes issued by the FASB to disclosures by public entities about transfers of financial assets and interests in variable interest entities. The changes require additional disclosures about transfers of financial assets. The required disclosures are intended to provide more transparency to financial statement users about a transferor’s continuing interest in transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying special purpose entities. We have agreements to sell undivided interests in certain of its receivables with factoring companies which in turn have the right to sell an undivided interest to a financial institution or other third party. However, we retain no rights or interest, and have no obligations, with respect to the sold receivables. Furthermore, we do not service the receivables after the sales. Because of the terms of our sales of receivables, the adoption of the changes did not have an effect on our financial statements.

On January 1, 2009, we adopted changes issued by the FASB to disclosures about derivative instruments and hedging activities. These changes require enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Because of our insignificant, if any, use of derivatives, adoption of these changes did not have an effect on our financial statements.

In December 2008, the FASB issued changes to employers’ disclosures about postretirement benefit plan assets. These changes provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in the employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in the value of plan assets; and significant concentrations of risk within plan assets. These changes became effective for us on December 31, 2009 and are reflected in Note 15 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

Recently Issued Accounting Guidance

Revenue Recognition for Multiple-Deliverable Arrangements

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price. The changes also: eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective for us on January 1, 2011. Management has determined that the adoption of these changes will not have an impact on our financial statements, as we do not currently have any such arrangements with its customers.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.

Foreign Currency Exposure

Currency translation. As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Mexican peso, British pound and the Chinese yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries, where cost of sales is translated primarily at historical exchange rates. This translation has no impact on our cash flow. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2009, approximately 8% of our net sales were made by our foreign subsidiaries, and our total non-U.S. sales represented approximately 14.7% of our total net sales. Their combined net income was not material. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.

Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the translation are recorded in accumulated other comprehensive income (loss) on our statements of changes in shareholders’ equity (deficit). For our Chinese subsidiaries, non-monetary assets and liabilities are translated into U.S. dollars at historical rates and monetary assets and liabilities are translated into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the translation of the balance sheets of our Chinese subsidiaries are recorded in our income statements.

Currency transactions. Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2010, we expect to source approximately $112 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. During the period from December 31, 2007 through June 30, 2008, the Chinese yuan strengthened against the U.S. dollar by approximately 6%. Since June 30, 2008, the relationship of the U.S. dollar to the Chinese yuan has remained stable.

A weakening U.S. dollar means that we must pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.

Our Mexican operations source a significant amount of inventory from the United States. During the period September 30, 2008 through March 31, 2009, the U.S. dollar strengthened against the Mexican peso by approximately 33%. During the period March 31, 2009 through March 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 16%, partially offsetting the trend experienced in the prior six months. A strengthening U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. These higher prices translate into higher cost of sales for our Mexican operations. We are attempting to obtain corresponding price increases from our customers served by our Mexican operations, but the weakness in the Mexican economy has limited the ability to entirely offset the higher cost of sales.

We will continue to monitor our transaction exposure to currency rate changes and may enter into currency forward and option contracts to limit the exposure, as appropriate. Gains and losses on contracts are deferred until the transaction being hedged is finalized. As of March 31, 2010, we had no foreign currency contracts outstanding. We do not engage in speculative activities.

Interest Rate Risk

We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our March 31, 2010 debt level and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be approximately $59.6 million. If variable interest rates were to increase by 0.25% per annum, the net impact would be a decrease of approximately $0.8 million of our net income and cash flow.

Treasury Policy

Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.

BUSINESS

Our Business

We are a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe that we maintain a leading market position in each of our four product lines, including the #1 market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. Approximately 88% of our 2009 net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment.

We have one of the most comprehensive product lines in the aftermarket, offering approximately 47,000 part numbers that we deliver at an industry leading average fill rate of approximately 98%. The majority of our products, including fuel delivery systems, vehicle electronics and cooling systems, are non-discretionary parts that must be replaced upon failure for the vehicle to successfully operate. In addition, filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream. This overall product mix provides a stable base of business, even in difficult economic cycles.

We provide our customers with a unique value proposition by combining our extensive high-quality product portfolio and our superior service, support and delivery with our global and low-cost manufacturing, sourcing and distribution platform. This value proposition is demonstrated by our longstanding relationships, which average approximately 20 years, with some of the largest companies in the aftermarket, such as Advance, AutoZone, CARQUEST, NAPA and O’Reilly. We also supply to select OEM platforms that complement our core aftermarket business and provide us with visibility into emerging product trends. We believe our value proposition, combined with our product support and category management services, enhances our customers’ financial and operating performance, allows us to achieve strong operating margins and positions us well for profitable growth.

Our Product Lines

We design, develop, manufacture and distribute replacement parts that can be used in a substantial majority of light vehicles in operation in North America, including approximately 95% of pre-2008 models. Our four product lines are filtration, fuel delivery systems, vehicle electronics and cooling systems.

Filtration

We are a leading designer and manufacturer of a broad range of filtration products for the automotive, trucking, construction, mining, agricultural, marine and other industrial markets. Our filtration product line consists of approximately 4,950 part numbers, including oil filters, air filters, fuel filters, transmission filters, cabin air filters, PCV valves, hydraulic filters, fuel dispensing filters and fuel/water separators. These products serve approximately 1,400 customers across a wide range of channels, including premier retailers as well as the heavy-duty, installer and OEM channels. Our filtration market position is bolstered by our broad portfolio of brands, which include private label brands, such as ACDelco, Ford and Service Champ, national consumer brands under exclusive license, including STP, K&N and Mobil 1, and our proprietary brands, Champ, Luber-finer, ACE and Kleener.

We have established ourselves as a low-cost provider in the aftermarket for filters by making significant investments in high-speed automated filter lines, low-cost country sourcing and increased manufacturing capabilities and efficiencies.

Fuel Delivery Systems

We are a leading provider of fuel delivery systems for the aftermarket and strategic OEM applications, supplying approximately 2,235 part numbers to approximately 1,000 customers. Our fuel delivery systems are distributed under the proprietary brands Airtex and Master Parts as well as certain private labels, such as CARQUEST and NAPA.

In recent years, fuel delivery systems have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies, which we believe will constitute a majority of fuel delivery systems sales in the light vehicle aftermarket in the future. With our sophisticated engineering and operational capabilities, we believe that we are well positioned to benefit from this trend, as well as other emerging trends in the market, including diesel emissions regulations.

Vehicle Electronics

We are a leading designer and manufacturer of a broad line of vehicle electronics components for aftermarket and OEM applications. Vehicle electronics components include distributor caps and rotors, ignition coils, electronic controls, sensors, emissions components, solenoids, switches, voltage regulators and wire sets. These components are primarily used to regulate the ignition, emissions and fuel management functions of the engine and determine vehicle performance. By supplying over 38,300 part numbers to approximately 275 customers, we believe that we have one of the industry’s most comprehensive lines of highly engineered vehicle electronics products for use in a broad range of vehicle platforms. Our portfolio of brands in our vehicle electronics product line includes our Wells and Airtex Engine Management proprietary brand names and certain private labels, such as CARQUEST and Duralast.

Given the increase in vehicle variety, complexity and electrical content over the last decade, the vehicle electronics product line is expected to grow as these new applications enter the light vehicle aftermarket.

Cooling Systems

We are the largest manufacturer of new light vehicle aftermarket cooling systems in the world, supplying approximately 1,600 part numbers to over 1,000 customers under our Airtex, ASC and Master Parts brands as well as private labels, such as CARQUEST. In addition to the aftermarket, we manufacture cooling systems for strategic OEM applications.

Our leading market position is a result of our worldwide manufacturing, sourcing and distribution footprint, the broadest product coverage in the industry and value-added services. Over the past few decades, enhanced product quality has increased the life expectancy for cooling systems, thus decreasing failure rates, which negatively impacted aftermarket unit volumes. However, the average price for cooling systems increased steadily over this time, as the industry shifted away from remanufactured parts to new and more complex product applications. Combined with the proliferation of OEM parts, this has led to a greater number of lower unit volume, higher-value pumps.

Our Industry

We operate primarily in the aftermarket, which is large and fragmented. According to J.D. Power, the number of vehicles in operation globally totals over one billion, of which approximately 259 million are located in the United States. We believe the addressable market for our current product lines servicing vehicles in North America is approximately $10 billion.

The light vehicle aftermarket generally is stable and less susceptible to volatility in new vehicle sales. From 1999 to 2009, the aftermarket grew at a CAGR of 3.3% with annual growth rates varying between (1.7)% and 7.0%. As an example of the aftermarket’s stability, while sales of new light vehicles in North America during 2009 declined 21.2%, the aftermarket declined by only 1.7% in the same period.

Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors:

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Increasing global vehicle population: Growth in vehicle population represents increased demand for aftermarket parts. Registered passenger cars and light trucks in the United States increased by approximately 20% or 40 million from 1999 to 2009. According to J.D. Power, the global vehicle population is expected to experience a 3.3% CAGR from 2009 to 2015, and light vehicles in operation in the United States are expected to grow at a projected CAGR of 1.3% between 2009 and 2015.

•

Aging of vehicle population: Average vehicle age also is a demand driver for light vehicle aftermarket parts and services. As vehicles age, increased maintenance is required, resulting in a greater demand for replacement parts. The average age of light vehicles in use in the United States grew from 8.8 years in 1999 to 10.2 years in 2009 and is expected to continue increasing due to the higher quality of vehicles sold today. Continued aging is expected to accelerate demand for aftermarket parts due to the large number of vehicles entering the prime age for maintenance (6-12 years) where warranties expire and ownership often changes hands.

•

Increasing vehicle miles driven: Increased vehicle usage naturally leads to greater demand for replacement parts. Miles driven in the United States has increased steadily over the last several decades. For example, between 1981 and 2009, miles driven in the United States has increased at a CAGR of 2.3%, according to the U.S. Department of Transportation, and declined in only one year, 2008, mainly due to sharp increases in fuel prices.

•

Growing heavy-duty aftermarket: The North American heavy-duty aftermarket is comprised of replacement parts and accessories for vehicles weighing more than 19,500 pounds. Increased North American freight activity and fleet utilization drive heavy-duty vehicle aftermarket demand. According to FTR Associates, historical total truck ton-miles increased in each year over the past 17 years, except for 2008 and 2009, when fuel price increases and the economic downturn affected this trend. However, truck tonnage climbed 7.6% in June 2010 compared with June 2009, which is the seventh consecutive month of growth on a year-over-year basis according to American Trucking Association. Additionally, MacKay & Company estimates the heavy-duty vehicle aftermarket will grow by approximately 8% in 2010.

Further, we believe that aftermarket dynamics will continue to be impacted by additional longer-term trends, such as the increasing complexity of vehicles and proliferation of related parts, blurring distinctions between the retail and traditional channels and on-going industry consolidation, resulting in a customer base with more complex needs. These trends are driving industry participants to rely on suppliers that can provide a full product portfolio across multiple channels in a timely and reliable manner. We believe that we are well positioned to capitalize on these trends as we continue to partner with our customers who are leading aftermarket participants and have been active in industry consolidation.

Our Sales Channels and Customers

We capture demand throughout the life cycle of a vehicle by diversifying our sales among the various aftermarket sales channels. In the early part of a vehicle’s life, the OES channel services a significant percentage of aftermarket vehicle maintenance and repair volume as the vehicle is still under the original OEM warranty period. As vehicles age and the original OEM warranty expires, consumers increasingly rely on the traditional and retail aftermarket channels for vehicle repair and maintenance.

The Light Vehicle Aftermarket

Replacement parts for the light vehicle aftermarket are distributed through three main channels:

•

Retail: National chains that primarily serve the DIY group and are strategically pursuing the DIFM group by targeting independent repair shops and professional installers or “commercial” sales. Leading retail providers include Advance, AutoZone and O’Reilly.

•	Traditional: Independent repair shops and professional installers supplied through companies like CARQUEST and NAPA, as well as buying groups such as The Alliance and The Network.

•	OES: Dealership service bays associated with OEMs such as GM, Ford and Chrysler.

Light Vehicle Aftermarket Channel Overview

Retail

The retail channel is our largest channel, representing approximately 46% of our 2009 net sales, and historically has provided us with a steadily increasing revenue stream. As retailers become increasingly focused on consolidating their supplier base, we believe that our category management, broad product offering, product quality and customer focused service make us increasingly valuable to these customers. One of our longest standing customers is AutoZone, which we have been supplying since the opening of its first store in 1979. We believe that we are one of the few suppliers in the industry that can consistently provide AutoZone with the levels of quality, customer service and product breadth that AutoZone requires, which is substantiated by our receipt of multiple awards from AutoZone, including the “Extra Miler” Award 2007 and 2008, Vendor of the Year Award 2008, and “Whatever it Takes to do the Job Right” Award 2008. Other awards we have received in the retail channel include O’Reilly Auto Parts “Changeover Award” in 2009 for work with O’Reilly Auto Parts’ acquisition of CSK, O’Reilly Auto Parts Vendor of the Year 2007 and Advance Vendor of the Year 2005 and 2007. We have successfully developed specific strategies to assist our retail customers with sales growth within our product lines that often exceeds growth in non-UCI product lines through category management, a key differentiator in the industry.

Traditional

The traditional channel is comprised of established warehouses and installers and represented approximately 26% of our 2009 net sales. The traditional channel is important to us because it is the primary source of products for professional mechanics, or the DIFM market. We have many long-standing relationships with leading customers in the traditional channel, such as CARQUEST and NAPA, for whom we have supplied products for over 20 years. We believe that our product depth and outstanding product quality place us in a strong position in this channel, allowing us to further capitalize on the growth of the traditional channel within the aftermarket. We believe that professional mechanics place a premium on the quality of a product and unlike the retail channel, these users require manufacturers to provide a high level of individual customer service, including field support and product breadth. Awards from customers in the traditional channel include: CARQUEST Vendor of the Year Award 2005; NAPA Excellence in Shipping Performance 2005; and Automotive Distribution Network Preferred Vendor Award 2005.

The traditional channel also includes installers such as quick lubes, tire dealers and full service gas stations. Almost all of our sales to installers consist of filtration products, which are supplied to the national and regional service chains through distributors such as Firestone and Service Champ. Installers require “Just-In-Time” availability, ability to meet competitive price points and product breadth and depth. We believe these capabilities will allow our customers to capture additional revenue and increase customer satisfaction.

OES

The OES channel is comprised of a diverse mix of dealership service bays in the automotive, truck, motorcycle and watercraft vehicle markets, and represented approximately 8% of our 2009 net sales. A substantial majority of our OES 2009 net sales were derived from sales of filtration products and cooling systems. Our position in this channel allows us to capitalize on vehicle maintenance in the early years of a vehicle’s life, when the vehicle is under warranty and the consumer typically returns to the dealer for routine maintenance. We utilize our industry leading direct ship logistics capability to allow these customers to reduce their overall working capital investment and improve their product flow. Our most significant OES channel customers include service parts operations associated with companies such as GM, Ford and Chrysler.

Heavy-Duty Vehicle Aftermarket

We believe the large and highly fragmented heavy-duty vehicle aftermarket channel, which accounted for approximately 8% of our 2009 net sales, provides us with another strong opportunity for growth. Heavy-duty truck owners tend to be less price-sensitive and more diligent about maintenance of their vehicles than vehicle owners in other markets. We believe we have developed a well-recognized brand presence in this channel with our Luber-finer brand of filtration products which has further opportunity for growth given our relatively small market share in this channel both domestically and internationally. We supply several points within the channel, including large distributors such as FleetPride and TruckPro as well as individual service depots. This channel recently suffered from a significant reduction in freight demand in North America and as a result, many vehicles were parked, making routine maintenance unnecessary. We believe that we are well positioned to benefit as this market continues to recover.

Original Equipment Manufacturers

The OEM channel comprised approximately 6% of our 2009 net sales. We selectively participate in this channel to gain visibility into emerging product trends and to strengthen our credibility in the aftermarket as an OEM supplier where we believe that we can achieve our targeted margins. We sell products to a strategic mix of OEMs, enabling us to capitalize on a number of different opportunities and market shifts. Our OEM products are sold to end users within each of the following categories:

•	Automotive: Ford, GM and Remy

•	Heavy-duty Truck: Perkins/Caterpillar, Freightliner and Parker-Hannifin

•	Motorcycle: Harley-Davidson and Kawasaki

•	Recreational Equipment: Onan and Polaris

•	Agriculture: Deere and Kubota

•	Marine: Mercury Marine and Sierra Supply

•	Lawn and Garden: Briggs and Stratton, Deere and Kohler

We are benefiting from the nascent OEM channel recovery following the difficult economic environment in 2008 and early 2009. In addition, we have recently been awarded significant new OEM contracts in our cooling systems and fuel delivery systems product lines that will launch over the next 24 months.

Our Competitive Strengths

Aftermarket focus with a leading position in our product lines. We are one of the largest aftermarket focused suppliers in North America, with approximately $775 million, or 88% of our 2009 net sales, attributable to the aftermarket. We believe that we maintain a leading market position in each of our four product lines, including the #1 market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. This market leadership is further bolstered by our family of brand names, which are widely recognized and respected in the light and heavy-duty vehicle aftermarkets.

Attractive aftermarket product portfolio. We believe that our product lines are among the most attractive in the aftermarket based on key differentiating attributes, including:

•

Non-Discretionary: Our fuel delivery systems, vehicle electronics and cooling systems products are critical for vehicle operation and must be replaced upon failure for the vehicle to successfully operate.

•	Recurring Maintenance: Our filtration products are replaced at regular maintenance intervals, generating a predictable, recurring revenue stream.

•

Highly Engineered: Our product lines require significant engineering, product development, product support, sourcing and manufacturing capabilities. As the parts within our product lines continue to increase in complexity, we believe we are well positioned to benefit from these trends.

Long-standing and deep relationships with industry leading customers. We have a diverse and extensive customer base with embedded long-term relationships, and we are a leading supplier to some of the largest companies in the aftermarket and have maintained our key relationships for approximately 20 years on average. We have supplied our largest customer, AutoZone, since it opened its first store in 1979, and we are one of its largest suppliers today. Underscoring the value we deliver, we have been selected as the “Category Captain” for our product lines at many of our customers. In this important role, we are responsible for analyzing market data and making product recommendations for a specific product category in order to drive higher customer sales and profitability. These recommendations, which include optimal inventory level and mix, marketing and promotion concepts and product positioning, are integral to our customers’ overall product strategy and procurement practices. These “Category Captain” responsibilities position us well to profitably grow alongside our customers.

Unique customer value proposition. Through our strong service and delivery capabilities, broad product coverage, high product quality, engineering resources and product management support (such as cataloging and technical support), we enhance our customers’ financial and operating performance. We supply approximately 47,000 unique part numbers, providing our customers with one of the most comprehensive product offerings in our product categories. We believe that this breadth of product numbers enables our customers to fulfill customer needs often to a greater extent than many of our competitors, adding revenue and end consumer satisfaction while providing us with higher revenue. We deliver these products at an average fill rate of approximately 98%, allowing our customers to offer the right product, at the right place, at the right time. Our ability to reliably deliver a broad variety of products in a timely fashion, evidenced by our ability to ship products within 24 to 48 hours of the order, also allows our customers to reduce their working capital investment. Additionally, we utilize a flexible branding strategy, which includes our own brands, licensed brands and private label brands to best meet the needs of our customers.

Innovative category management expertise. We believe our sophisticated category management capabilities are highly valued by our customers and provide us a competitive advantage. Our category management process utilizes our experienced professionals, specialized software and proprietary processes and tools to analyze industry, competitive and customer inputs to develop and recommend specific targeted actions to our customers. These targeted actions help our customers improve their sales growth and category profitability, increase consumer satisfaction through robust parts availability and minimize their working capital needs through enhanced inventory efficiency. Our early adoption of these innovative category management services has strengthened our customer relationships, as evidenced by our “Category Captain” status with key customers across multiple product areas. Successful application of these services within our customer base has enabled us to increase our customer retention, expand sales of our products, optimize our product sourcing decisions through increased market visibility and penetrate new customers across the aftermarket.

Global and low-cost manufacturing, sourcing and distribution platform. We operate manufacturing facilities in low-cost countries, including an approximately 20-year presence in both China and Mexico, and have invested significantly in automation throughout our global operations. We have made recent investments in our local Chinese filtration and fuel pump manufacturing facilities which complement our existing cooling system operations. Currently, approximately 12% of our total workforce is located in China. In addition to our three manufacturing facilities, we have two sourcing offices in China, with low-cost product development, supplier development, engineering resources and procurement capabilities. Our world-wide distribution network allows us to achieve average fill rates of approximately 98% and provide unique direct shipment capabilities. These global capabilities enable us to provide our customers with quality components at a competitive cost on a timely basis.

Strong operating margins and cash flow profile. Our Adjusted EBITDA represented 16.7% of our net sales for the twelve months ended March 31, 2010. Our ability to generate strong cash flow from operations provides financial flexibility and enables us to reinvest capital in our business, support growth and finance strategic acquisitions. In addition, during the past five years, we generally have maintained relatively low capital expenditure levels of approximately 2% to 4% of net sales, further bolstering our cash flow profile.

Experienced management team with proven track record. Our core senior management team has an average of 20 years of industry experience. Under the leadership of Bruce Zorich, our Chief Executive Officer, we have achieved significant accomplishments since 2003, including:

•	increasing average fill rates from the low 90s to approximately 98%;

•	increasing annual net sales per employee from approximately $140,000 to $200,000;

•	expanding our global footprint, while reducing total facilities from 47 to 29; and

•	increasing our Adjusted EBITDA as a percentage of net sales from 13.1% in the year ended December 31, 2003 to 16.7% for the twelve months ended March 31, 2010.

Our Strategy

Our objective is to continue to be a market leader with strong profit margins achieved by providing superior products and services to our customers. Over the past several years we have invested significant resources to develop differentiated services for our customers, improve our operational efficiency and enhance our low-cost country manufacturing and sourcing capabilities. We believe these investments provide a solid foundation for profitable net sales growth and continued operational improvements as highlighted below.

Drive incremental net sales in excess of anticipated industry growth in our core markets. Our strategy is to use our category management expertise, broad product coverage and superior product support and delivery to continue to differentiate ourselves from our competition, drive incremental growth and attract new customers. Historically, some of our most important customers have grown faster than the overall market and as these customers continue to expand their revenue and market share, we seek to increase their reliance on our capabilities to increase our own market share. We are also actively marketing these capabilities to new customers across our aftermarket channels and anticipate that we will secure new business similar to our recent wins with, among others, CARQUEST, NAPA and O’Reilly.

Selectively pursue opportunities outside of the retail and traditional aftermarket channels. Our product expertise and scalable platform enable us to add new customers and penetrate multiple end markets. We will continue to promote these attributes to pursue opportunities and expand our existing presence in the military, heavy-duty, power generation and other channels. We believe these opportunities will provide incremental near-term growth, visibility into technological trends and profit expansion over the long term. For example, we have been awarded long life-cycle OEM contracts with Caterpillar/Perkins, Ford and GM which will launch over the next 24 months.

Expand sales in international markets. We have a long-standing presence in the international light and heavy-duty vehicle aftermarket from which we generated $130 million of non-U.S. net sales in 2009. We plan to leverage our established global footprint to significantly increase our sales to international markets. We are strategically investing in targeted international market initiatives, including increasing management resources, expanding international product offerings, leveraging internationally recognized brands, such as Luber-finer and Airtex, and expanding our international catalog.

Enhance margins through our culture of operational excellence. We have developed a culture that drives ongoing cost reduction and operational improvement through investments in automation and other process enhancements and the expansion of our global low-cost manufacturing, sourcing and distribution platform. We believe that our China manufacturing and sourcing capabilities, along with our Mexican operations, position us to realize continued cost savings. In addition, we recently launched our Product Source Optimization initiative, or PSO, which utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced and to determine the optimal manufacturing or sourcing location with a focus on increasing the utilization of our Chinese facilities. Beyond PSO, we believe that there are further cost improvements that will be captured through our collective global purchasing power, utilization of our low-cost country resources and further operational enhancements. We believe this established culture of operational excellence and specific initiatives such as PSO will continue to drive annual cost reductions in our core operations and overhead.

Expand our platform through strategic partnerships and acquisitions. The aftermarket remains relatively fragmented and we are well positioned to capitalize on additional partnering and consolidation opportunities. We will continue to analyze and selectively pursue strategic opportunities where we can add value by leveraging our core competencies and realize synergies by applying our operating culture and processes to improve operating results. Our partnership and acquisition strategy also focuses on growth through product extensions that fit well within our existing distribution channels and expansion into new geographic markets.

Sales and Marketing

We market our products to a wide range of customers across a variety of global sales channels. To effectively address the requirements of our customers and end users, we organize our approximately 150 person sales force and independent representatives primarily by product line and secondarily by sales channel. Each sales group and representative is uniquely qualified to sell our products and has specific expertise to focus on the requirements of their particular market, bolstering our market positions. In addition, we have a centralized in-house sales force for selected markets, including regional traditional channel participants and international customers. We have a dedicated marketing group that promotes our products through selected activities including extensive cataloging, industry trade shows and print media. We are increasing our efforts in selected international markets by investing in an expanded international catalog and strategic management additions. The following table reflects our net sales by country (in millions):

	Year Ended December 31,
	2009	2008	2007
United States	$755.1	$735.1	$821.7

Canada	29.0	30.1	34.0
Mexico	24.7	32.9	34.7
United Kingdom	11.6	12.3	13.8
France	8.6	9.8	8.5
Germany	5.4	5.0	4.2
Spain	4.2	5.2	4.1
Venezuela	2.3	4.6	6.4
Other	44.1	45.4	42.4

All non-U.S.	129.9	145.3	148.1

Total	$885.0	$880.4	$969.8

Operations

We have a global and low-cost manufacturing, sourcing and distribution platform, including an approximate 20-year presence in both China and Mexico. We have invested significantly in automation throughout our operations as part of our culture of operational excellence. This culture relies on continuous improvement in quality, inventory management, customer delivery and maximizing plant utilization. We have made substantial progress in improving our cost structure and overall productivity and our results reflect the related benefits captured to date.

Our sourcing organization, comprised of approximately 55 employees, includes dedicated buyers at each of our manufacturing locations and centralized corporate level resources. Specific raw material and product expertise typically resides at our manufacturing locations and is coordinated with overall sourcing activities through our centralized sourcing organization. Our overall sourcing strategy is to leverage our collective buying power and develop standardized policies and processes for contracts and commodity risk management. Enabling this strategy are our two sourcing offices in China, which are focused on low-cost product development, supplier development, engineering and procurement capabilities.

We have a world-wide distribution network, including our own facilities in North America, Europe and Asia, in addition to strategic distributor relationships on other continents. This network provides us the capability to efficiently distribute our products on a global basis, while maintaining average fill rates of approximately 98%. We have a unique capability to direct ship on a daily basis to individual customer service locations, bypassing their distribution network, thereby reducing their inventory levels and logistics costs. For example, we currently direct ship products on a daily basis to over 5,500 service locations for one of our customers.

We provide extensive technical and installation support to our customers and end users, including product training and toll-free technical service lines manned by our own personnel.

Suppliers and Raw Materials

We purchase various components and raw materials for use in our manufacturing processes as well as purchasing finished products for resale. In 2009, we sourced purchases from approximately 1,200 suppliers. Our raw materials include steel and other commodities, such as aluminum, iron, plastic and other petrochemical products, packaging material and media. During periods of peak demand for our raw materials, we experience significant price increases and/or surcharges. More recently, the demand for many of the commodities used in our business has declined and we have experienced moderated prices on many of our commodities. While we have been, and expect to continue to be, able to obtain sufficient quantities of these raw materials to satisfy our needs, in the future we may be required to pay higher prices and/or have difficulty procuring these raw materials. Historically, we have been able to pass a portion of higher commodity prices on to our customers through contractual clauses or negotiated increases.

Trademarks and Patents

We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the sales channels we serve. No single patent, trademark or trade name is material to our business as a whole.

Competition

Within each of our product lines, we compete on price, part offerings, fill rates, quality, technology, product support and value added services. All of our product lines are highly competitive, although each line has a different competitive dynamic.

Filtration. The North American filter aftermarket is comprised of both light and heavy-duty vehicle participants. The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including Honeywell Consumer Products Group under its FRAM brand, Bosch/MANN+HUMMEL under its Purolator brand and The Affinia Group under its Wix brand. Our primary heavy-duty vehicle competitors include Cummins under its Fleetguard brand, Donaldson and CLARCOR under its Baldwin brand.

Fuel Delivery Systems. Fuel delivery systems in the North American aftermarket have become increasingly complex, transitioning from basic mechanical and electrical pumps to higher priced module assemblies. Our primary fuel delivery systems competitors are Federal-Mogul under its Carter brand, ACDelco, Delphi and Bosch.

Vehicle Electronics. The vehicle electronics category is expected to grow given the increase in vehicle variety, complexity and electrical content. Our primary vehicle electronics competitors are Standard Motor Products and ACDelco.

Cooling Systems. Competition in the cooling systems space is limited to a few competitors, including GMB North America, Inc. and Gates Corporation.

Employees

As of June 30, 2010, we had approximately 3,850 employees, with union affiliations and collective bargaining agreements at two of our manufacturing locations, representing approximately 12% of our workforce. The bargaining agreement for our Fairfield, Illinois plant expires in August 2010 and we are currently in the process of renegotiating that agreement. Management considers our labor relations to be good and our labor rates competitive.

Environmental, Health and Safety Matters

We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We are also subject to the U.S. Occupational Health and Safety Act and similar state and foreign laws. We believe that we are in substantial compliance with all applicable material environmental, health and safety laws and regulations in the United States. Historically, our costs of achieving and maintaining compliance with environmental, health and safety requirements have not been material to our operations.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to causation or knowledge of contamination. We are currently investigating and/or remediating, or are otherwise currently responsible for, contamination at six sites for which management believes it has adequate reserves. One of these sites is a former facility in Edison, New Jersey, where a state agency has ordered us to continue with the monitoring and investigation of chlorinated solvent groundwater contamination. We are analyzing what further investigation and remediation, if any, may be required at this site. Another site is a previously owned site in Solano County, California. At the request of the regional water board, we are investigating and analyzing the nature and extent of the chlorinated solvent groundwater contamination at the site and are conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of these matters will not exceed the amounts accrued at March 31, 2010 by a material amount, if at all.

Properties

We currently maintain 19 manufacturing facilities, 14 of which are located in North America, 2 in Europe and 3 in China. In addition, we maintain 9 distribution and warehouse facilities. Listed below are the locations of our principal manufacturing facilities:

	Location	Owned/Leased	Square Footage	Products Manufactured
North America	Albion, Illinois I	Owned	271,000	Spin-on Oil Filters; Heavy-duty Lube Filters; Micro Glass Elements
	Albion, Illinois II	Owned	53,000	Spin-on Oil Filters; Poly Panel Air Filters
	Albion, Illinois III	Owned	50,000	Heavy-duty Lube Units; Round Air Filters
	Albion, Illinois IV	Owned	101,000	Heavy-duty Air Filters; Radial Air Filters; Automotive Conical and Radial Air Filters
	Shelby Township, Michigan	Leased	30,000	Auto Fuel Filters
	West Salem, Illinois	Owned	217,000	Heavy-duty Lube Filters; Spin-on Oil Filters
	York, South Carolina	Owned	189,000	Auto Spin-on Oil Filters
	Fairfield, Illinois I	Owned	183,000	Electric and Mechanical Fuel Pump Components
	Fairfield, Illinois II	Owned	457,000	Electric Fuel Pump Assemblies and Components; Mechanical Fuel Pumps and Components
	North Canton, Ohio	Leased*	210,000	Water Pump Assemblies
	Fond du Lac, Wisconsin I	Owned	188,000	Distributor Caps and Rotors
	Fond du Lac, Wisconsin II	Owned	36,000	Electronic Controls; Sensors; Voltage Regulators
	Puebla, Mexico	Three Owned Buildings	229,000	Gray Iron Foundry Castings; Water Pump Seal Assemblies; Water Outlets; Water Pump Assemblies and Components
	Reynosa, Mexico	Owned	108,000	Coils; Distributor Caps and Rotors; Sensors; Solenoids; Switches and Wire Sets; 5,000 square feet utilized for Fuel Products

Europe	Mansfield Park, United Kingdom	Leased	100,000	Radial Seal Air Filters; Poly Panel Air Filters; Heavy-duty Air Filters; Dust Collection Filters
	Zaragoza, Spain	Leased	86,000	Water Pump Assemblies; Gray Iron Foundry Castings; Water Pump Seal Assemblies; Water Outlets; Water Pump Assemblies and Components

China	Tianjin, China	Land leased / Building owned	162,000	Water Pump Components
	Tianjin Economic Development Areas, China	Leased	60,000	Fuel Pump Components
	Wujiang, China	Leased	35,000	Light-duty Panel Air Filters

*	Leased from a related party.

Litigation

Antitrust Litigation

UCI and its wholly owned subsidiary, Champion Laboratories, Inc., or Champion, were named as two of multiple defendants in 23 complaints originally filed in the District of Connecticut, the District of New Jersey, the Middle District of Tennessee and the Northern District of Illinois alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1, related to aftermarket oil, air, fuel and transmission filters. T.D.S. Co. v. Champion Labs. et al. (D. Conn., filed April 8, 2008); Barjan, LLC v. Champion Labs. et al. (D. Conn., filed April 10, 2008); Bruene v. Champion Labs. et al. (D. Conn., filed April 8, 2008); S&E Quick Lube Distrib., Inc. v. Champion Labs. et al. (D. Conn., filed March 31, 2008); Flash Sales, Inc. v. Champion Labs. et al. (D. Conn., filed April 4, 2008); The Parts Plus Group, Inc. v. Champion Labs. et al. (D. Conn., filed April 28, 2008); Ward’s Auto Painting & Body Works, Inc. v. Champion Labs. et al. (D. Conn., filed April 29, 2008); G.W.C. Distributors, Inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed May 19, 2008); A&L Systems, Inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed May 28, 2008); Aaron Dunham v. Champion Laboratories, Inc. et al. (D. Conn., filed June 17, 2008); Auto Pro, LLC v. Champion Laboratories, Inc. et al. (D. Conn., filed June 17, 2008); JDL Corp. v. Champion Laboratories, Inc. et al. (D. Conn., filed July 1, 2008); Associate Jobbers Warehouse Inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed July 28, 2008); Friedson v. Champion Laboratories, Inc. et al. (D. Conn., filed July 28, 2008); Colburn v. Champion Laboratories, Inc. et al. (D. Conn., filed July 28, 2008); Lown v. Champion Laboratories, Inc. et al. (D. Conn., filed July 28, 2008); Boardman v. Champion Laboratories, Inc. et al. (D. Conn., filed August 14, 2008); Central Warehouse Sales Corp. v. Champion Labs. et al. (D.N.J., filed April 29, 2008); All American Plazas of New Jersey, Inc. v. Honeywell International Inc. et al. (D.N.J., filed May 7, 2008); Werner Aero Services v. Champion Labs. et al. (M.D. Tenn., filed May 9, 2008); Pawnee/S.A.E. Warehouse, Inc. v. Champion Laboratories, Inc. et al. (N.D. Ill., filed May 14, 2008); S.A.E. Warehouse, Inc. v. Champion Laboratories, Inc. et al. (N.D. Ill., filed May 14, 2008); Monroe Motor Products Corp. v. Champion Laboratories, Inc. et al. (N.D. Ill., filed May 22, 2008). Champion, but not UCI, was also named as a defendant in 13 virtually identical actions originally filed in the Northern and Southern Districts of Illinois, and the District of New Jersey. Lovett Auto & Tractor Parts, Inc. v. Champion Labs. et al. (N.D. Ill., filed April 10, 2008); Neptune Warehouse Distributors, Inc. v. Champion Labs. et al. (N.D. Ill., filed April 23, 2008); Hovis Auto Supply, Inc. v. Robert Bosch LLC et al. (N.D. Ill., filed May 19, 2008); Ace Quick Lube v. Champion Laboratories Inc. et al. (N.D. Ill., filed August 27, 2008); Manasek Auto Parts, Inc. v. Champion Labs. et al. (S.D. Ill., filed April 23, 2008); Big T Inc. v. Champion Labs. et al. (S.D. Ill., filed May 6, 2008); Gemini of Westmont, inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed May 12, 2008); Cal’s Auto Service, Inc. v. Champion Laboratories, Inc. et al. (S.D. Ill., filed May 14, 2008); WWD Parts, Inc., d/b/a Parts For Imports v. Champion Laboratories, Inc. et al. (S.D. Ill., filed May 15, 2008); Muralt’s, Inc. v. Champion Laboratories, Inc. et al. (S.D. Ill., filed May 27, 2008); G&H Import Auto Inc. v. Champion Laboratories, Inc. et al. (S.D. Ill., filed May 29, 2008); Mike’s Inc. v. Champion Laboratories, Inc. et al. (S.D. Ill., filed June 2, 2008); Worldwide Equipment, Inc. v. Honeywell Int’l et al. (D.N.J., filed May 9, 2008). All of these complaints are styled as putative class actions on behalf of all persons and entities that purchased aftermarket filters in the U.S. directly from the defendants, or any of their predecessors, parents, subsidiaries or affiliates, at any time during the period from January 1, 1999 to the present. Each case seeks damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees.

UCI and Champion were also named as two of multiple defendants in 17 similar complaints originally filed in the District of Connecticut, the Northern District of California, the Northern District of Illinois and the Southern District of New York by plaintiffs who claim to be indirect purchasers of aftermarket filters. Packard Automotive, Inc. v. Honeywell International Inc. et al., (D. Conn., filed April 21, 2008); Doll et al. v. Champion Labs. et al. (D. Conn., filed May 9, 2008); Austin v. Honeywell Int’l et al. (D. Conn., filed May 8, 2008); Gasoline and Automotive Service Dealers of America, Inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed May 12, 2008); David Stoll v. Honeywell International, Inc. et al. (D. Conn., filed May 19, 2008); Jerry Vandiver v. Champion Laboratories, Inc. et al. (D. Conn., filed June 3, 2008); Bettendorf Transfer & Excavating, Inc. v. Champion Laboratories, Inc. et al. (D. Conn., filed June 16, 2008); Ponce v. Honeywell International Inc. et al.

(N.D. Ca., filed May 28, 2008); G.S.G. Excavating v. Honeywell International Inc. et al. (N.D. Ca., filed June 20, 2008); Gertha Wilkerson v. Honeywell International, Inc. et al. (N.D. Ca., filed July 3, 2008); Bobbi Cooper v. Honeywell International, Inc. et al. (N.D. Ca., filed July 3, 2008); Bay Area Truck Services v. Champion Laboratories, Inc. et al. (N.D. Ca., filed June 26, 2008); Robert A. Nilsen v. Champion Laboratories, Inc. et al., (S.D.N.Y., filed July 23, 2008); Ehrhardt et al. v. Champion Laboratories, Inc. et al. (N.D. Ill., filed July 28, 2008); Faircloth v. Champion Laboratories, Inc. et al. (N.D. Ill., filed August 25, 2008); Carpenter et al. v. Honeywell Int’l Inc. et al. (N.D. Ill., filed September 12, 2008); Warner et al. v. Honeywell Int’l Inc. et al. (N.D. Ill., filed September 22, 2008). Champion, but not UCI, was also named in 3 similar actions originally filed in the Eastern District of Tennessee, the Northern District of Illinois and the Southern District of California. Bethea et al. v. Champion Labs. et al. (E.D. Tenn., filed April 25, 2008); Mark Moynahan v. Champion Laboratories, Inc. et al. (N.D. Ill., filed June 2, 2008); Sepher Torabi d/b/a Protec Auto v. Champion Laboratories, Inc. et al. (S.D. Ca., filed July 25, 2008). These complaints allege conspiracy violations of Section 1 of the Sherman Act and/or violations of state antitrust, consumer protection and unfair competition law. They are styled as putative class actions on behalf of all persons or entities who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, their agents or entities under their control, at any time between January 1, 1999 and the present; with the exception of Austin, David Stoll and Bay Area, which each allege a class period from January 1, 2002 to the present, and Bettendorf, which alleges a class period from the “earliest legal permissible date” to the present. The complaints seek damages, including statutory treble damages, an injunction against future violations, disgorgement of profits, costs and attorney’s fees.

On August 18, 2008, the Judicial Panel on Multidistrict Litigation, or JPML, issued an order transferring the U.S. direct and indirect purchaser aftermarket filters cases to the Northern District of Illinois for coordinated and consolidated pretrial proceedings before the Honorable Robert W. Gettleman pursuant to 28 U.S.C. § 1407. On November 26, 2008, all of the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act in connection with the sale of light duty (i.e., automotive and light truck) oil, air and fuel filters for sale in the aftermarket. The direct purchaser plaintiffs seek damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees. On February 2, 2009, Champion filed its answer to the direct purchasers’ Consolidated Amended Complaint.

On December 1, 2008, all of the indirect purchaser plaintiffs, except Gasoline and Automotive Service Dealers of America, or GASDA, filed a Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law related to the sale of replacement motor vehicle oil, fuel and engine air filters. The indirect purchaser plaintiffs seek damages, including statutory treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorney’s fees. On February 2, 2009, Champion and the other defendants jointly filed a motion to dismiss the Consolidated Indirect Purchaser Complaint. On November 5, 2009, the Court granted the motion in part, and denied it in part. The Court directed the indirect purchaser plaintiffs to file an amended complaint conforming to the order. On November 30, 2009, the indirect purchasers filed an amended complaint. On December 17, 2009, the indirect purchasers filed a motion for leave to file a second amended complaint. On December 22, 2009, the Court granted the motion for leave, but gave defendants permission to move to dismiss the second amended complaint. Defendants’ filed that motion to dismiss on January 19, 2010. On April 2, 2010, the Court granted that motion in part, and denied it in part. On June 30, 2010, the indirect purchasers filed a third amended complaint. Champion’s answer to the third amended complaint is due on July 30, 2010.

On February 2, 2009, Champion, UCI and the other defendants jointly filed a motion to dismiss the GASDA complaint. On April 13, 2009, GASDA voluntarily dismissed UCI from its case without prejudice. On November 5, 2009, the Court granted defendants’ motion to dismiss.

Pursuant to a stipulated agreement between the parties, all defendants produced limited initial discovery on January 30, 2009. Since December 10, 2009, the parties have propounded nine sets of discovery requests on each other and have served subpoenas on 20 third parties. On June 20, 2010, the Court granted the parties’ joint motion for an extension of the deadline for the substantial completion of the production of documents to September 20, 2010. Pursuant to the Court’s second case management order, the parties will meet and confer to discuss the scheduling of depositions to take place after September 20, 2010. On July 16, 2010, the Court ordered that any plaintiff seeking certification of a class shall file their motions for class certification and any related expert reports by February 25, 2011. Expert discovery on merits-related issues will follow the court’s ruling on plaintiffs’ motions for class certification.

On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California, for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. Peerali v. Champion Laboratories, Inc. et al., No. BC405424. On March 5, 2009, one of the defendants filed a notice of removal to the U.S. District Court for the Central District of California, and then subsequently requested that the JPML transfer this case to the Northern District of Illinois for coordinated pre-trial proceedings, and the JPML did. On February 25, 2010, the Peerali plaintiffs filed an amended complaint on behalf of a putative class of operators of service stations in California who indirectly purchased for resale oil, air, transmission, and fuel filters from defendants.

On December 21, 2009, William G. Burch filed a related complaint under seal in the United States District Court for the Northern District of Oklahoma against Champion and other defendants on behalf of the United States pursuant to the False Claims Act, 31 U.S.C. § 3730. On June 10, 2010, the United States filed a Notice of the United States’ Election to Decline Intervention. On June 17, 2010, the court ordered the complaint unsealed and directed Burch to serve it on the defendants.

Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada. Jean-Paul Perrault v. Champion Labs. et al. (filed April 25, 2008). This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith (contrary to art. 6 of the Civil Code of Quebec) related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of $5.0 million in compensatory damages and $1.0 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

Champion, but not UCI, was also named as one of 14 defendants in a class action filed on May 21, 2008, in Ontario, Canada (Urlin Rent A Car Ltd. v. Champion Laboratories, Inc. et al). This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of $150 million in general damages and $15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On July 30, 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. We are cooperating with the Attorney General’s requests. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 (f) of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks damages, including statutory treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois before the Honorable Robert W. Gettleman.

On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. We are cooperating with the Attorney General’s requests.

The Antitrust Division of the Department of Justice, the DOJ, investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

We intend to vigorously defend against these claims. No amounts have been reserved in our financial statements for this matter.

Value-added Tax Receivable

Our Mexican operations have outstanding receivables denominated in Mexican pesos in the amount of $3.7 million from the Mexican Department of Finance and Public Credit, which are included in our balance sheet in “Other current assets”. The receivables relate to refunds of Mexican value-added tax, to which we believe are entitled in the ordinary course of business. The local Mexican tax authorities have rejected our claim for these refunds, and we have commenced litigation in the regional federal administrative and tax courts in Monterrey to order the local tax authorities to process these refunds.

Patent Litigation

Champion is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million and a permanent injunction. Both parties have filed post-trial motions. Parker-Hannifin is seeking treble damages and attorneys’ fees. Champion is seeking a judgment as a matter of law on the issues of infringement and patent invalidity. Champion continues to vigorously defend this matter; however, there can be no assurance with respect to the outcome of litigation. We have recorded a $6.5 million liability in the financial statements for this matter. The $6.5 million liability for this patent litigation is included in “Accrued expenses and other current liabilities” at March 31, 2010. During the first quarter of 2010, we incurred post-trial costs of $1.0 million.

Other Litigation

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors, as of the date of this prospectus:

Name	Age	Position
David L. Squier	64	Chairman of the Board
Bruce M. Zorich	56	President, Chief Executive Officer, Director
Mark P. Blaufuss	41	Chief Financial Officer, Director
Keith A. Zar	55	Vice President, General Counsel and Secretary
Michael G. Malady	54	Vice President, Human Resources
Ian I. Fujiyama	37	Director
Paul R. Lederer	70	Director
Gregory S. Ledford	52	Director
Raymond A. Ranelli	62	Director
John C. Ritter	62	Director
Martin Sumner	36	Director

David L. Squier is the Chairman of our Board of Directors and has been a member of the Board since 2006. He has also served in the same capacities for UCI since 2003. Mr. Squier retired from Howmet Corporation in October 2000, where he served as the President and Chief Executive Officer for over eight years. Prior to his tenure as CEO, Mr. Squier served in a number of senior management assignments at Howmet, including Executive Vice President and Chief Operating Officer. Mr. Squier was also a member of the Board of Directors of Howmet from 1987 until his retirement. Mr. Squier currently serves as an adviser to Carlyle. Mr. Squier currently serves on the Boards of Directors of Vought Aircraft Industries, Wesco Aircraft and Sequa Corporation and he served on the Board of Directors of Forged Metal, Inc. from 2003 to 2008. Mr. Squier received his B.S. in mechanical engineering from Lehigh University and his M.B.A. from the Wharton School at the University of Pennsylvania. Our board of directors has concluded that Mr. Squier should serve on the board and as a member of our compensation and executive committees based upon his prior experience as an executive and board member and, in particular, his relevant industry experience.

Bruce M. Zorich is our President and Chief Executive Officer and has been a member of the Board since 2006. He has also served in the same capacities for UCI since that time. From January 2002 through May 2003, Mr. Zorich was President and CEO of Magnatrax Corporation. From 1996 to 2001, Mr. Zorich was President of Huck International. In May of 2003, Magnatrax Corporation filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Mr. Zorich received his B.S. in Aeronautical Engineering from Purdue University and his M.B.A. from the Graduate School of Business at the Illinois Institute of Technology. Our board of directors has concluded that Mr. Zorich should serve on the board and as a member of our executive committee based on upon his experience and insight as our Chief Executive Officer and, in particular, his relevant industry experience.

Mark P. Blaufuss is our Chief Financial Officer and has been a member of the Board since September 2009. From April 2007 through August 2009, Mr. Blaufuss was Chief Financial Officer of AxleTech International. From June 2004 through April 2007, he was a Director at AlixPartners LLC. From December 1997 to May 2004, Mr. Blaufuss was the controller and CFO at Stonebridge Industries, Inc. From May 1996 to December 1997, Mr. Blaufuss was corporate controller at JPE, Inc. From August 1990 to May 1996, Mr. Blaufuss was at PricewaterhouseCoopers LLP. Mr. Blaufuss received his B.A. in accounting from Michigan State University. Our board of directors has concluded that Mr. Blaufuss should serve on the board and as a member of our investment committee based upon his experience and insight as our Chief Financial Officer and, in particular, his relevant industry experience.

Keith A. Zar has been our Vice President, General Counsel and Secretary since 2006. He has also served in the same capacity for UCI since 2005. Prior to joining UCI, Mr. Zar was Senior Vice President, General Counsel and Chief Administrative Officer of Next Level Communications. Mr. Zar received his B.S. from the University of Illinois and his J.D. from Rutgers University School of Law.

Michael G. Malady has been our Vice President, Human Resources since 2006. He has also served in the same capacity for UCI since 2003. Prior to joining UCI, Mr. Malady spent 16 years in various positions with Howmet Corporation, most recently as Vice President, Human Resources. Mr. Malady received his B.S. from Miami University, Oxford, Ohio.

Ian I. Fujiyama has been a member of the Board since 2006. He has also served in the same capacity for UCI since 2003. Mr. Fujiyama is a Managing Director with Carlyle, which he joined in 1997. During his tenure at Carlyle, he spent two years in Hong Kong and Seoul working for Carlyle’s Asia buyout fund, Carlyle Asia Partners. Prior to joining Carlyle, Mr. Fujiyama was an Associate at Donaldson Lufkin and Jenrette Securities Corp. from 1994 to 1997. He is also a director of ARINC, Incorporated and Booz Allen Hamilton, Incorporated. Mr. Fujiyama received his B.S. in economics, summa cum laude, from the Wharton School at the University of Pennsylvania. Our board of directors has concluded that Mr. Fujiyama should serve on the board and as a member of our audit, compensation and executive committees based upon his experience as an investor and consultant.

Paul R. Lederer has been a member of the Board since 2006. He has also served in the same capacity for UCI since 2003. Mr. Lederer has been retired the past nine years with the exception of serving on the Boards of Directors of several public companies, acting as a consultant to Carlyle and serving on the Advisory Boards of Richco, Inc. and RTC Corp. Mr. Lederer currently sits on the Board of Directors of O’Reilly Automotive, Inc., Dorman Products, Inc. and MAXIMUS, Inc. Mr. Lederer served as a director of Proliance International from 1995 to 2009. Mr. Lederer received his B.A. in political science from the University of Illinois and his J.D. degree from Northwestern School of Law and attended the Kellogg Graduate School of Business at Northwestern University. Our board of directors has concluded that Mr. Lederer should serve on the board and as a member of our compensation committee based upon his experience as an executive and board member and, in particular, his relevant industry experience.

Gregory S. Ledford has been a member of the Board of Directors since September 2006. He has also served in the same capacity for UCI since that time. Mr. Ledford is a Managing Director with Carlyle. Mr. Ledford joined Carlyle in 1988 and is currently head of the Automotive and Transportation group. Prior to joining Carlyle, Mr. Ledford was Director of Capital Leasing for MCI Telecommunications, where he was responsible for more than $1 billion of leveraged lease financing. From 1991 to 1997, he was Chairman and CEO of The Reilly Corp., a former portfolio company that was successfully sold in September 1997. Mr. Ledford is also a member of the Board of Directors of The Hertz Corporation. Mr. Ledford received his B.S. from the University of Virginia’s McIntire School of Commerce and his M.B.A. from Loyola College. Our board of directors has concluded that Mr. Ledford should serve on the board based upon his experience as an executive and investor and, in particular, his experience in the automotive industry.

Raymond A. Ranelli has been a member of the Board since 2006. He has also served in the same capacity for UCI since 2004. Mr. Ranelli retired from PricewaterhouseCoopers, where he was a partner for over 21 years, in 2003. Mr. Ranelli held several positions at PricewaterhouseCoopers, including Vice Chairman and Global Leader of the Financing Advisory Services practice. Mr. Ranelli is also a director of United Surgical Partners International, Inc. Mr. Ranelli previously served as a director of Centennial Communications Corp. from 2004 to 2009, Hawaiian Telcom Communications, Inc. from 2005 to 2009 and Ameripath, Inc. from 2003 to 2007. Mr. Ranelli received his B.S. in accounting from Virginia Commonwealth University. Our board of directors has concluded that Mr. Ranelli should serve on the board and as a member of our audit committee based upon his experience as an executive and board member.

John C. Ritter has been a member of the Board since 2006. He has also served in the same capacity for UCI since 2003. Mr. Ritter served as President and a director of Raser Technologies, Inc. from February 2004 to October 2005. From April 2003 to September 2003, Mr. Ritter was our Chief Financial Officer. From July 2000 to December 2002, Mr. Ritter held the position of Senior Vice President and CFO of Alcoa Industrial Components. Mr. Ritter held the position of Senior Vice President and CFO for Howmet Corporation from 1996 through 2000. Mr. Ritter received his B.S. and M.B.A. from Ohio University and his M.S. from the Massachusetts Institute of Technology. Our board of directors has concluded that Mr. Ritter should serve on the board and as a member of our audit committee based upon his experience as an executive and, in particular, his relevant industry experience.

Martin Sumner has been a member of the Board since December 2006. He has also served in the same capacity for UCI since 2006. Mr. Sumner is a Principal with Carlyle, which he joined in 2003. Prior to joining Carlyle, Mr. Sumner worked as an Associate at Thayer Capital Partners from 1999 to 2001 and an Associate at Mercer Management Consulting from 1996 to 1999. Mr. Sumner received his B.S. in economics, magna cum laude, from the Wharton School at the University of Pennsylvania and his M.B.A. from the Graduate School of Business at Stanford University. Our board of directors has concluded that Mr. Sumner should serve on the board based upon his experience as an investor and consultant.

Board Committees

Our Board directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the Board of Directors and four standing committees: the Audit Committee, the Executive Committee, the Compensation Committee and the Investment Committee. The Audit Committee consists of Messrs. Ranelli (chair), Ritter and Fujiyama. The Board has determined that Messrs. Ranelli and Ritter are the Audit Committee financial experts and that Messrs. Ranelli and Ritter are independent, determined using the NYSE standard, for purposes of the Audit Committee. The Executive Committee consists of Messrs. Squier, Zorich and Fujiyama. The Compensation Committee consists of Messrs. Squier (chair), Lederer and Fujiyama. Mr. Blaufuss is the sole member of the Investment Committee. In addition, from time to time, other committees may be established under the direction of the Board when necessary to address specific issues.

Code of Ethics

We have adopted a code of ethics that applies to our executive officers. A copy of the code of ethics will be available on our website and will also be provided to any person without charge. Request should be made in writing to Karl Van Mill at UCI International, Inc., 14601 Highway 41 North, Evansville, Indiana 47725.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

Our named executive officers for 2009, or NEOs, include Bruce M. Zorich, President and Chief Executive Officer, Mark P. Blaufuss, who joined UCI in September 2009 as Chief Financial Officer and Executive Vice President, Daniel J. Johnston, who served as Chief Financial Officer and Executive Vice President until September 30, 2009, Michael G. Malady, our Vice President, Human Resources, and Keith A. Zar, our Vice President, General Counsel and Secretary. For our NEOs, compensation is intended to be performance-based. The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders, and that such compensation should assist us in attracting and retaining key executives critical to our long-term success.

In establishing compensation for executive officers, the following are the Compensation Committee’s objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure senior officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders;

•	Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

•

Enhance the officers’ incentive to maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for senior management in the form of direct ownership in the Company through stock options and/or other equity awards.

Our overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. We believe compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to factors that directly and indirectly influence stockholder value. Accordingly, we set goals designed to link each NEO’s compensation to our performance and the NEO’s own performance within the Company. Consistent with our performance-based philosophy, we provide a base salary to our executive officers and includes a significant incentive based component. For our senior executive management team, comprised of the Chief Executive Officer and Chief Financial Officer, we reserve the largest potential cash compensation awards for its performance-based bonus program. This program provides annual cash awards based on our financial performance.

Determination of Compensation Awards

The Compensation Committee is provided with the primary authority to determine and recommend the compensation awards available to our executive officers. The Compensation Committee has historically used published surveys to evaluate competitive practices and the amounts and nature of compensation paid to executive officers of public companies with approximately $1 billion in annual sales to determine the amount of executive compensation. Although the Compensation Committee reviews and considers the survey data for purposes of developing a baseline understanding of current compensation practices, the Compensation Committee does not see the identity of any of the surveyed companies and the data is reviewed only to ensure that our compensation levels and elements are consistent with market standards. We do not benchmark compensation of our NEOs against this data.

Our executive compensation package for the NEOs generally consists of a fixed base salary and a variable cash incentive award, combined with an equity-based incentive award granted at the commencement of employment. We also granted an additional special equity-based incentive award in the form of restricted stock to Messrs. Zorich, Malady and Zar in 2008. The variable annual cash incentive award and the equity-based awards are designed to ensure that total compensation reflects our overall success or failure and to motivate the NEOs to meet appropriate performance measures, thereby maximizing total return to stockholders.

To aid the Compensation Committee in making its determination, the CEO provides recommendations annually to the Compensation Committee regarding the compensation of all officers, excluding himself. The performance of our senior executive management team is reviewed annually by the Compensation Committee and the Compensation Committee determines each NEO’s compensation annually.

Within its performance-based compensation program, we have historically sought to compensate the NEOs in a manner that is tax effective for us. Going forward, we expect to continue this approach, while maintaining flexibility with respect to the awards we may choose to grant under our compensation programs. The Compensation Committee may, in its judgment, authorize compensation payments that are not deductible by us for tax purposes, such as when it believes that such payments are appropriate to attract and retain executive talent. We have no policy with respect to requiring officers and directors to own stock of the Company.

Salary Freeze in 2009

In 2009, as a result of the difficult economic conditions affecting us, we instituted a wage freeze, which was applicable to all officers, including the NEOs.

Compensation Benchmarking and Survey Data

We have not historically benchmarked compensation of the NEOs against peer group data. Base salary structures and annual incentive targets have been set following the Compensation Committee’s review of a general survey of the nature and amounts and compensation paid by comparably sized companies. The Compensation Committee believes that this approach helps to ensure that our cost structures will allow us to remain competitive in our markets.

Historically, we have targeted the aggregate value of our total compensation to be at or above the median level for this survey group for most executive officer positions. Actual pay for each NEO was determined around this structure, driven by the performance of the executive over time, as well as the annual performance of the Company. Because of the institution of the salary freeze for 2009 discussed above, we did not review compensation data for the survey group for 2009.

Base Compensation

We set base salaries for its NEOs generally at a level it deems necessary to attract and retain individuals with superior talent. While base salaries are not considered by the IRS to constitute performance-based compensation, in addition to market positioning, each year we determine base salary increases based upon the performance of the executive officers as assessed by the Compensation Committee, and for executive officers other than the CEO, by the CEO. No formulaic base salary increases are provided to the NEOs. In 2009, we instituted a salary freeze, resulting in the NEOs who continued in employment with us receiving the same level of base salary that they received in 2008.

Mr. Blaufuss commenced his employment with us in September 2009. His salary of $380,000 per year was negotiated on an arms-length basis prior to the beginning of his employment and is the same level of salary earned by Mr. Johnston in the same position in 2009. The Compensation Committee determined that that level of salary was appropriate for Mr. Blaufuss based on the factors discussed above.

Performance-Based Compensation

Annual Performance-Based Cash Compensation

We structure our compensation programs to reward our executive officers based on our performance and the individual executive’s contribution to that performance. This allows executive officers to receive bonus compensation in the event certain specified corporate performance measures and individual objectives are achieved. In determining the compensation awarded to each executive officer based on performance, we evaluate the Company’s and our executive’s performance in a number of areas.

The annual bonus program consists of an annual cash award based upon our achievement of adjusted EBITDA and operating cash flow targets. Under the terms of the annual bonus plan for 2009, results of at least 90% of the target performance level for any performance criteria must be achieved in order to earn the portion of the award based on that criteria. Achievement of 90% of the target performance level results in an award of 50% of the targeted award. Achievement of 110% of the target performance level results in an award of 150% of the targeted award. 150% of the target is the maximum payout that may be achieved based upon achievement against target performance levels. In the event of a change of control during the plan year, participants would receive a prorated bonus payment at 100% of their target bonus.

Once the achievement of targets has been determined, the Compensation Committee may adjust the amount of awards paid upward or downward based upon its overall subjective assessment of each of our NEOs’ performance during the year. In addition, incentive amounts to be paid under the performance-based programs may be adjusted by the Compensation Committee to account for unusual events such as extraordinary transactions, asset dispositions and purchases, and mergers and acquisitions if, and to the extent, the Compensation Committee does not consider the effect of such events indicative of our performance. Payments under each of the programs are contingent upon continued employment, though pro rata bonus payments will be paid in the event of death or disability based on actual performance at the date relative to the targeted performance measures for each program.

Mr. Zorich’s target award under the plan is 80% of his base salary, the target award for each of Messrs. Blaufuss and Johnston under the plan is 50% of his base salary, the target award for Mr. Malady under the plan is 35% of his base salary and the target award for Mr. Zar under the plan is 40% of his base salary.

The Adjusted EBITDA and operating cash flow targets for 2009 were $128 million and $110.3 million, respectively. For 2009, we achieved 107% of the Adjusted EBITDA performance target (which carried a 50% weighting) and 107% of the operating cash flow performance target (which carried a 50% weighting). This would have resulted in a payout of 135% of the target award for each of our NEOs. However, the Compensation Committee determined that, in light of the global financial crisis that was ongoing during 2009, this level of achievement against target levels far exceeded the committee’s performance expectations in a time of economic turmoil. Therefore, the Compensation Committee determined to pay annual bonuses for 2009 for each of our NEOs other than Mr. Johnston at the maximum level of 150% of target. This resulted in bonus payments to Messrs. Zorich, Blaufuss, Johnston, Malady and Zar of $558,000, $95,000, $142,500, $124,950 and $173,400, respectively. The awards for Messrs. Blaufuss and Johnston were adjusted to reflect a pro-rata award based on a partial year of service. Pursuant to the terms of his severance agreement, Mr. Johnston’s award (before taking into account his partial year of service) was limited to 100% of his target award.

The Compensation Committee believes that the payment of the annual cash incentive bonus provides incentives necessary to retain executive officers and reward them for our short-term performance.

Discretionary Long-Term Equity Incentive Awards

Our NEOs, along with our other key employees, were granted stock options or restricted stock at the commencement of their employment with us, and are eligible to receive additional awards of stock options or restricted stock under our Amended and Restated Equity Incentive Plan at the discretion of the Compensation Committee. However, the Compensation Committee has not historically made annual or regular equity grants to our NEOs or other employees.

Equity award grants are tied to vesting requirements and are designed to not only compensate but to also motivate and retain the recipients by providing an opportunity for the recipients to participate in the ownership of the Company. The equity award grants to members of the senior management team also promote our long-term objectives by aligning the interests of the executives with the interests of our stockholders.

Generally, stock options granted under our equity incentive plan have an eight-year vesting schedule in order to provide an incentive for continued employment and expire ten years from the date of the grant. 50% of each option is subject to vesting in five equal installments over the first five years of the officer’s employment. The remaining 50% of each option vests at the end of eight years from the grant date, but may be accelerated upon the achievement of certain targets in EBITDA and free cash flow. The exercise price of options granted under the stock option plan is 100% of the fair market value of the underlying stock on the date of grant.

None of Messrs. Zorich, Johnston, Malady or Zar received an equity award grant in 2009. Mr. Blaufuss received an award of 30,000 shares of restricted stock in 2009 in connection with the commencement of his employment with us. The amount of this award was determined by the Compensation Committee based upon the relative levels of awards that had previously been granted to our other NEOs and executives and the Compensation Committee’s view of what was appropriate to attract, retain and incentivize Mr. Blaufuss in light of market conditions and the vesting provisions applicable to the restricted stock, which provide that the shares of restricted stock will vest only upon a change in control of the Company.

Defined Contribution Plans

We have a Section 401(k) Savings/Retirement Plan (the “401(k) Plan”) to cover our eligible employees. The 401(k) Plan permits our eligible employees to defer up to 30% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. We have suspended our matching contributions to the 401(k) Plan. Prior to the suspension, we had made matching contributions in an amount equal to 33-1/3 cents for each dollar of participant contributions, up to a maximum of six percent of the participant’s annual salary and subject to certain other limits. Plan participants vest in the amounts contributed by us following three years of employment with us. Our employees are eligible to participate in the 401(k) Plan immediately upon commencing employment with us.

The 401(k) Plan is offered on a nondiscriminatory basis to all of our employees who meet the eligibility requirements. The Compensation Committee believes that matching contributions previously provided by us assisted us in attracting and retaining talented executives and we may determine to make matching contributions again in the future. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-qualified basis and to achieve financial security, thereby promoting retention.

Defined Benefit Plans

Mr. Zorich and Mr. Malady participate in the Champion Laboratories, Inc. Pension Plan. Annual retirement benefits under the plan accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and 10 year guaranteed payment options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

Similar to the 401(k) Plan, this defined benefit plan is a nondiscriminatory tax-qualified retirement plan that provides participants with an opportunity to earn retirement benefits and provides for financial security. Offering these benefits is an additional means for us to attract and retain well-qualified executives.

Severance Arrangements/Employment Agreements

The Compensation Committee considers the maintenance of a sound management team to be essential to protecting and enhancing our employees best interests and our best interests. To that end, we recognize that the uncertainty that may exist among management with respect to their “at-will” employment with us may result in the departure or distraction of management personnel to our detriment. Accordingly, the Compensation Committee has determined that severance arrangements are appropriate to encourage the continued attention and dedication of members of our management. Mr. Zorich has an employment agreement, amended and restated as of December 23, 2008, which provides for severance benefits upon termination of employment, and each of Messrs. Blaufuss, Malady and Zar has a severance agreement which provides for severance benefits upon termination of employment.

Mr. Zorich’s employment agreement has an original one-year term and is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods to terminate the agreement. The agreement provides that upon termination of Mr. Zorich’s employment he will be entitled to receive the sum of his unpaid annual base salary through the date of termination, any unpaid expenses, any unpaid accrued vacation pay, and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of Mr. Zorich’s employment either by us without cause or due to nonextension of the term by us or by Mr. Zorich for good reason, he is entitled to receive his stated annual base salary paid in monthly installments for 12 months (24 months in the case of a termination for any of these reasons following a change of control of the Company), a lump sum payment of the pro rata portion of his target level bonus and, during the severance period (but not with respect to a termination due to nonextension of the term by us), continued coverage under all of our group health benefit plans in which Mr. Zorich and any of his dependents were entitled to participate immediately prior to termination. The agreement also provides that upon termination of Mr. Zorich’s employment due to his death or disability, he or his estate shall be entitled to six months of his annual base salary and the pro rata portion of his annual bonus, to be determined in good faith by the Compensation Committee. During his employment and for 12 months following termination (24 months in the case of a termination following a change of control), Mr. Zorich is prohibited from competing with any material business of ours, or from soliciting our employees, customers or suppliers to terminate their employment or arrangements with us.

The severance agreements for Messrs. Blaufuss, Malady and Zar, which are dated as of September 8, 2009 for Mr. Blaufuss and December 23, 2008 for Mr. Zar and Mr. Malady provides that, upon termination of employment either by us without cause or by the executive for good reason, the executive is entitled to receive his stated annual base salary, paid in monthly installments for 12 months and, during the severance period, direct payment or reimbursement of health and dental insurance premiums. Upon termination of employment either by us without cause, or by the executive for good reason following a change of control of the Company, the executive is entitled to receive his stated annual base salary paid in monthly installments for 24 months and, during the severance period, direct payment or reimbursement of health and dental insurance premiums.

Mr. Johnston had a severance agreement, dated as of December 23, 2008. The agreement provided that, upon termination of Mr. Johnston’s employment (i) either by us without cause or by Mr. Johnston for good reason or (ii) for any reason on or after September 30, 2009, he would be entitled to receive his stated annual base salary paid in monthly installments for 12 months, a lump sum payment of the pro rata portion of his target level bonus and, during the severance period, direct payment or reimbursement of health and dental insurance premiums. Upon termination of Mr. Johnston’s employment either by us without cause or by Mr. Johnston for good reason following a change of control of the Company, he would have been entitled to receive his stated annual base salary paid in monthly installments for 24 months and, during the severance period, direct payment or reimbursement of health and dental insurance premiums. Mr. Johnston resigned his employment with us on September 30, 2009 and we are currently making severance payments to Mr. Johnston in accordance with the terms of his severance agreement, as described in more detail below.

Other Elements of Compensation and Perquisites

Medical Insurance

We provide to each NEO, the NEO’s spouse and children such health, dental and optical insurance as we may from time to time make available to our other executives of the same level of employment.

Life and Disability Insurance

We provide each NEO such disability and/or life insurance as we in our sole discretion may from time to time make available to its other executive employees of the same level of employment.

Policies with Respect to Equity Compensation Awards

We grant all stock option awards at no less than fair market value as of the date of grant. The fair market value is determined in good faith by the Board of Directors, with analyses prepared by independent valuation experts, as deemed appropriate.

Executive Compensation

2009 Summary Compensation Table

The following table sets forth the 2009, 2008 and 2007 compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers. We sometimes refer to these five executive officers as the “named executive officers.”

Name and Principal Position	Year	Salary	Bonus		Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value	All Other Compensation (3)	Total
Bruce M. Zorich	2009	$465,000					$558,000	$36,936	$8,401	$1,068,337
President and Chief Executive Officer	2008	465,000	$125,000	(4)	$0			36,856	7,935	634,791
	2007	441,000				$0	387,000	19,855	7,141	854,996

Mark P. Blaufuss	2009	126,667	75,000	(6)	0		95,000		556	297,223
Chief Financial Officer and Executive Vice President (5)

Daniel J. Johnston	2009	285,000					142,500		99,230	526,730
Chief Financial Officer and Executive Vice President (7)	2008	380,000	62,700	(4)					7,141	449,841
	2007	203,558	100,000	(8)		46,955	119,000		1,629	471,142

Michael G. Malady	2009	238,000					124,950	29,984	3,143	396,077
Vice President, Human Resources	2008	238,000	35,000	(4)				28,212	7,140	308,352
	2007	227,000					93,000	10,704	6,250	336,954

Keith A. Zar	2009	289,000					173,400		3,410	465,810
Vice President, General Counsel and Secretary	2008	289,000	50,000	(4)					5,661	344,661
	2007	275,000					128,700		4,759	408,459

(1)	Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used in calculating the value of this award, see Note 19 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(2)	Represents bonus amounts earned under our annual bonus program for fiscal years ended December 31, 2007 and December 31, 2009. No bonuses were earned under the annual bonus program with respect to performance for the year ended December 31, 2008.

(3)	Includes our matching funds under our 401(k) plan and life insurance premiums paid by us. For Mr. Johnston, includes $95,000 in severance payments, and $3,608, representing the cost of healthcare continuation benefits provided to Mr. Johnston in 2009. The total amount of severance payments and benefits to be made or provided to Mr. Johnston are set forth in more detail below and are contingent on Mr. Johnston’s compliance with certain non-competition, non-solicitation and non-disparagement covenants.

(4)	Represent discretionary bonuses paid in 2009 with respect to the year ended December 31, 2008. These bonuses were not paid under our annual bonus program.

(5)	Mr. Blaufuss’s employment with us commenced on September 8, 2009.

(6)	Represents payment made to Mr. Blaufuss in connection with the commencement of his employment with us.

(7)	Mr. Johnston’s employment with us commenced on June 11, 2007 and ended on September 30, 2009.

(8)	Represents payment made to Mr. Johnston in connection with the commencement of his employment with us.

Grants of Plan-based Awards for 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units		Grant Date Fair Value of Stock and Option Awards
		Threshold	Target		Maximum
Bruce M. Zorich		$186,000	$372,000	(1)	$558,000
Mark P. Blaufuss		31,667	63,333	(2)	95,000
	9/8/09					30,000	(3)	$0	(4)
Daniel J. Johnston		71,250	142,500	(5)	142,500
Michael G. Malady		41,650	83,300	(6)	124,950
Keith A. Zar		57,800	115,600	(7)	173,400

(1)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2009 plan year was $558,000. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

(2)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2009 plan year was $95,000. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

(3)	This restricted stock was granted on September 8, 2009 under our equity incentive plan. All stock vests following a change of control of the Company. See “Discretionary Long-Term Equity Incentive Awards” for a discussion of the terms of these option grants.

(4)	The value of a stock award is based on the grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used in calculating the value of this award, see Note 19 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(5)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2009 plan year was $142,500. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

(6)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2009 plan year was $124,950. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

(7)	Actual cash bonus earned under the UCI Annual Incentive Compensation Plan for the 2009 plan year was $173,400. See “Annual Performance-Based Cash Compensation” above for a discussion of the calculation of this bonus.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table provides information regarding the stock options and restricted stock held by the named executive officers as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options — Exercisable		Number of Securities Underlying Unexercised Options — Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (9)
Bruce M. Zorich	6,500	(1)	2,889	(2)	28,889	(3)	$5.00	11/21/2013	19,300	(4)	$1,134,835
Mark P. Blaufuss	0		0		0				30,000	(4)	$1,763,992
Daniel J. Johnston	0		0		0
Michael G. Malady	2,250	(5)	1,000	(6)			5.00	8/25/2013	8,260	(4)	$485,686
Keith A. Zar	8,000	(7)	2,000	(8)			5.00	1/31/2015	9,280	(4)	$545,662

(1)	The 6,500 shares underlying the exercisable portion of the option became exercisable on December 31, 2007.

(2)	These 2,889 shares will become exercisable on November 20, 2011.

(3)	These 28,889 shares may become exercisable upon the achievement of certain financial targets.

(4)	These shares of restricted stock become vested only in connection with a change of control of the Company.

(5)	The 2,250 shares underlying the exercisable portion of the option became exercisable on December 31, 2007.

(6)	These 1,000 shares will become exercisable on August 25, 2011.

(7)	The 8,000 shares underlying the exercisable portion of the option became exercisable as follows: 1,000 shares on December 31, 2005, 2,250 shares on December 31, 2006, 2,250 shares on December 31, 2007, 1,000 shares on December 31, 2008 and 500 shares on December 31, 2009.

(8)	These 2,000 shares will become exercisable on January 31, 2013.

(9)	Based on the fair market value of our common stock of $58.80 as of December 31, 2009.

Options Exercised and Stock Vested

We have omitted the Options Exercised and Stock Vested table as it is inapplicable.

Pension Benefits for 2009

The following table sets forth information regarding the accrued pension benefits for the named executive officers for 2009 under the Champion Laboratories Inc. Pension Plan, described below.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Bruce M. Zorich	Champion Laboratories Inc. Pension Plan	7	$152,533	$0
Michael G. Malady	Champion Laboratories Inc. Pension Plan	6	127,191	0

Mr. Zorich and Mr. Malady are the only named executive officers eligible to participate in the Champion Laboratories Inc. Pension Plan offered by us as described below. The following table shows the estimated annual pension benefit under the pension plan for the specified compensation and years of service.

	Years of Service
	5	10	15	20	25	30
Remuneration
$125,000	9,375	18,750	28,125	37,500	46,875	56,250
$150,000	11,250	22,500	33,750	45,000	56,250	67,500
$175,000	13,125	26,250	39,375	52,500	65,625	78,750
$200,000 and over	15,000	30,000	45,000	60,000	75,000	90,000

Annual retirement benefits accrue at a rate of 1.5% of the first $200,000 of gross wages for each year of service up to 30 years of service. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and 10 year guaranteed options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after the social security retirement age, and a reduced early retirement benefit is available to participants who retire on or after age 55. No offsets are made for the value of any social security benefits earned.

As of December 31, 2009, Messrs. Zorich and Malady had earned seven and six years, respectively, of credited service under the pension plan.

For information with respect to the valuation methods and material assumptions applied in quantifying the present value of the accrued benefits under the pension plan, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

Nonqualified Defined Contribution and other Nonqualified Deferred Compensation Plans

We have omitted the Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans table as it is inapplicable.

Potential Payments upon Termination or Change-in-Control

Messrs. Zorich, Blaufuss, Malady and Zar each has an agreement which provides for severance benefits upon termination of employment. See the section titled “Severance Arrangements/Employment Agreements” above for a description of the employment and severance agreements with our NEOs. Assuming a termination of employment by us without cause or by the executive for good reason, effective as of December 31, 2009, each of Messrs. Zorich, Blaufuss, Malady and Zar would have received the following severance payments and benefits:

Name	Payment Type	Termination Without Cause or for Good Reason $	Termination Without Cause or for Good Reason Following a Change in Control $
Bruce M. Zorich	Salary Continuation	465,000	930,000
	Bonus	372,000	372,000
	Benefit continuation(1)	15,570	31,140

	Total	852,570	1,333,140

Mark P. Blaufuss	Salary Continuation	380,000	760,000
	Benefit continuation(1)	15,172	30,344

	Total	395,172	790,344

Michael G. Malady	Salary Continuation	238,000	476,000
	Benefit continuation(1)	15,172	30,344

	Total	253,172	506,344

Keith A. Zar	Cash severance	289,000	578,000
	Benefit Continuation(1)	15,172	30,344

	Total	304,172	608,344

(1)	Consists of continuation of group health benefits. The value of the health benefits was calculated using an estimate of the cost to us of such health coverage based upon past experience.

Mr. Johnston resigned his employment with us effective as of September 30, 2009 and is being paid the following severance benefits following his termination in September 2009: salary continuation, $380,000 ($95,000 in 2009 and $285,000 in 2010); bonus for 2009, $142,500; and group health benefits, $18,039 ($3,608 in 2009 and $14,431 in 2010).

Under the agreements covering certain of Mr. Zorich’s, Mr. Zar’s and Mr. Malady’s stock options, in the event of a change in control of the Company, the exercisability of all shares underlying the option would be accelerated. In addition, under the agreement covering Mr. Zorich’s, Mr. Blaufuss’s, Mr. Zar’s and Mr. Malady’s restricted stock, in the event of a change of control, all of the restricted stock would vest. Assuming a change in control occurred effective December 31, 2009, based on the estimated fair market value of $58.80 per share of our common stock on that date, the value of the acceleration of Mr. Zorich’s, Mr. Zar’s and Mr. Malady’s unvested outstanding options (determined by multiplying the fair market value on December 31, 2009, minus the exercise price, by the number of shares subject to the option that would receive accelerated vesting), and the value of the vesting of Mr. Zorich’s, Mr. Blaufuss’s, Mr. Zar’s and Mr. Malady’s restricted stock is as follows:

Name	Acceleration/Vesting Type	Value of Acceleration/Vesting $
Bruce M. Zorich	Option Acceleration	155,427
	Restricted Stock Vesting	1,134,835

	Total	1,290,262

Mark P. Blaufuss	Restricted Stock Vesting	1,763,992

	Total	1,763,992

Michael G. Malady	Option Acceleration	53,800
	Restricted Stock Vesting	485,686

	Total	539,486

Keith A. Zar	Option Acceleration	107,599
	Restricted Stock Vesting	545,662

	Total	653,261

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Compensation Risk

Our management, through the human resources, finance and legal departments, have analyzed the potential risks arising from our compensation policies and practices, and has determined that there are no such risks that are reasonably likely to have a material adverse effect on us.

Director Compensation for 2009

Directors who are our employees (Messrs. Zorich and Blaufuss) or employees of Carlyle (Messrs. Fujiyama, Ledford and Sumner) receive no additional compensation for serving on the Board or Board committees. Mr. Squier, Chairman of the Board, receives a cash retainer of $60,000 per year; Mr. Ranelli, Chairman of our Audit Committee, receives a cash retainer of $55,000 per year; and the other directors not employed by Carlyle or us, John Ritter and Paul Lederer, receive a cash retainer of $45,000 per year. Each of Messrs. Squier, Ranelli, Ritter and Lederer is also granted, in December of each year he continues in service as a director, an option to purchase 500 shares of our common stock, to become exercisable 20% per year over five years.

In 2009, we provided the following annual compensation to directors who are not our employees or employees of Carlyle:

Name	Fees Earned if Paid in Cash	Option Awards (1)		Total
David L. Squier	$60,000	$14,990	(2)	$74,990
Paul R. Lederer	45,000	14,990	(3)	59,990
Raymond A. Ranelli	55,000	14,990	(4)	69,990
John C. Ritter	45,000	14,990	(5)	59,990

(1)	Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For the assumptions used in calculating the value of this award, see Note 19 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

(2)	As of December 31, 2009, Mr. Squier held options with respect to 4,000 shares of common stock: 1,000 granted on December 9, 2003 with a grant date fair value of $52,170; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted on December 14, 2005 with a grant date fair value of $26,755; 500 granted on December 15, 2006 with a grant date fair value of $36,441; 500 granted on December 15, 2007 with a grant date fair value of $6,380; 500 granted on December 15, 2008 with a grant date fair value of $2,530; and 500 granted on December 15, 2009 with a grant date fair value of $14,990.

(3)	As of December 31, 2009, Mr. Lederer held options with respect to 3,500 shares of common stock : 500 granted on December 9, 2003 with a grant date fair value of $26,085; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted on December 14, 2005 with a grant date fair value of $26,755; 500 granted on December 15, 2006 with a grant date fair value of $36,441; 500 granted on December 15, 2007 with a grant date fair value of $6,380; 500 granted on December 15, 2008 with a grant date fair value of $2,530; and 500 granted on December 15, 2009 with a grant date fair value of $14,990.

(4)	As of December 31, 2009, Mr. Ranelli held options with respect to 3,500 shares of common stock : 1,000 granted on June 30, 2004 with a grant date fair value of $54,300; 500 granted on December 14, 2005 with a grant date fair value of $26,755; 500 granted on December 15, 2006 with a grant date fair value of $36,441; 500 granted on December 15, 2007 with a grant date fair value of $6,380; 500 granted on December 15, 2008 with a grant date fair value of $2,530; and 500 granted on December 15, 2009 with a grant date fair value of $14,990.

(5)	As of December 31, 2009, Mr. Ritter held options with respect to 3,500 shares of common stock : 500 granted on December 9, 2003 with a grant date fair value of $26,085; 500 granted on August 2, 2004 with a grant date fair value of $27,150; 500 granted on December 14, 2005 with a grant date fair value of $26,755; 500 granted on December 15, 2006 with a grant date fair value of $36,441; 500 granted on December 15, 2007 with a grant date fair value of $6,380; 500 granted on December 15, 2008 with a grant date fair value of $2,530; and 500 granted on December 15, 2009 with a grant date fair value of $14,990.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have an employment agreement with Bruce Zorich, our Chief Executive Officer, providing for annual compensation amounting to approximately $0.5 million per annum plus bonuses and severance pay under certain circumstances. In addition, we have agreements with certain of our other executive officers providing for severance under certain circumstances. The severance agreements generally provide for salary continuation for a period of twelve months or, in the case of a change in control, a period of 24 months. Total potential severance for our executive officers amounts to approximately $1.4 million, or in the case of a change in control, as defined in the severance agreements, approximately $2.8 million.

In 2003, we entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, we pay an annual management fee of $2.0 million and out-of-pocket expenses, and we may pay Carlyle additional fees associated with financial advisory services and other transactions. The management agreement provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle’s performance of services under this agreement. The agreement terminates either when Carlyle or its affiliates own less than 10% of our equity interest or when we and Carlyle mutually agree to terminate the agreement.

Sales to The Hertz Corporation were $0.9 million, $0.6 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Affiliates of The Carlyle Group own more than 10% of Hertz Global Holdings, Inc. The Hertz Corporation is an indirect, wholly-owned subsidiary of Hertz Global Holdings, Inc.

Sales to Allison Transmission, Inc. were $0.6 million for the year ended December 31, 2009. Affiliates of The Carlyle Group own more than 10% of Allison Transmission, Inc.

As part of the ASC Acquisition, we acquired a 51% interest in a Chinese joint venture. This joint venture purchases aluminum castings from our 49% joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd., or LMC, and other materials from LMC’s affiliates. In 2009, 2008 and 2007, we purchased $11.1 million, $12.0 million and $15.4 million, respectively, from LMC and its affiliates. In addition, we sold materials and processing services to LMC in the amount of $3.1 million in 2009. In May 2010, we completed the sale of its entire 51% interest in our Chinese joint venture to our joint venture partner, LMC. In connection with the sale, we entered into a long-term supply agreement pursuant to which LMC will supply certain cooling system components to us. As part of this long-term supply agreement, LMC will purchase from us all the aluminum necessary to produce aluminum parts to be supplied under the agreement.

ASC rents a building from its former president. The 2009, 2008 and 2007 rent payments, which are believed to be at market rate, were $1.5 million, $1.5 million and $1.4 million, respectively.

On May 25, 2006, we and certain of our executive officers and affiliates of Carlyle who are holders of our common stock entered into a stockholders agreement that:

•	imposes restrictions on their transfer of shares;

•

requires those stockholders to take certain actions upon the approval by stockholders party to the agreement holding a majority of the shares held by those stockholders in connection with a sale of the Company; and

•	grants our principal stockholders the right to require other stockholders to participate pro rata in connection with a sale of shares by our principal stockholder.

The stockholder agreement will terminate upon the sale or disposition of all or substantially all of our assets or upon the execution of a resolution of our board of directors terminating the agreement.

Prior to the completion of this offering, our Board will adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock.

Our related person transactions policy will require:

•

that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our Audit Committee or by the disinterested members of the Audit Committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the Compensation Committee of the Board or recommended by the Compensation Committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the Audit Committee or the disinterested members of the Audit Committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related person transaction policy provides that the Audit Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Internal Revenue Code.

PRINCIPAL STOCKHOLDERS

We had 2,863,460 shares of common stock outstanding as of June 30, 2010 which were owned by 73 stockholders. Certain affiliates of Carlyle own approximately 90.8% of our common stock while the remainder is owned by members of our Board of Directors, Bruce M. Zorich, our President and Chief Executive Officer, and certain current and former employees of the Company.

The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the shares of our common stock offered hereby, by:

•	each person known to own beneficially more than 5% of the capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner is c/o UCI International, Inc., 14601 Highway 41 North, Evansville, Indiana 47725.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percent	Excluding Exercise of Overallotment		Including Exercise of Overallotment
			Number	Percent	Number	Percent
DBD Investors V, L.L.C. (1)	2,600,500	90.8%
Bruce M. Zorich (2)	29,000	1.0%
David L. Squier (3)	4,000	*
Ian I. Fujiyama		*
Paul R. Lederer (4)	2,900	*
Michael G. Malady (5)	11,000	*
Raymond A. Ranelli (6)	3,500	*
John C. Ritter (7)	5,500	*
Keith A. Zar (8)	8,000	*
Mark P. Blaufuss	—	*
Martin Sumner	—	*
Gregory S. Ledford	—	*
All executive officers and directors as a group (11 persons)	63,900	2.3%

*	Denotes less than 1.0% of beneficial ownership.

(1)	Carlyle Partners III, L.P., a Delaware limited partnership, and CP III Coinvestment, L.P., a Delaware limited partnership (collectively, the “Investment Partnerships”), both of which are affiliates of Carlyle, own approximately 90.8% of our outstanding common stock. TC Group III, L.P. is the sole general partner of the Investment Partnerships. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by the Investment Partnerships. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board of DBD Investors V, L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares. The address of all of the Carlyle entities is c/o The Carlyle Group, 1001 Pennsylvania Ave. N.W., Suite 220S, Washington, D.C. 20004.

(2)	Includes 22,500 shares of our common stock beneficially owned by Mr. Zorich and the right to acquire up to 6,500 additional shares.

(3)	Includes 1,000 shares of our common stock beneficially owned by Mr. Squier and the right to acquire up to 3,000 additional shares.

(4)	Includes 400 shares of our common stock beneficially owned by Mr. Lederer and the right to acquire up to 2,500 additional shares.

(5)	Includes 8,750 shares of our common stock beneficially owned by Mr. Malady and the right to acquire up to 2,250 additional shares.

(6)	Includes 1,000 shares of our common stock beneficially owned by Mr. Ranelli and the right to acquire up to 2,500 additional shares.

(7)	Includes 3,000 shares of our common stock beneficially owned by Mr. Ritter and the right to acquire up to 2,500 additional shares.

(8)	Includes the right to acquire up to 8,000 shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation, by-laws and other agreements to which we and our stockholders are parties. The following is only a summary and is qualified by applicable law and by the provisions of the certificate of incorporation, by-laws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

As of June 30, 2010, 2,863,460 shares of our common stock were issued and outstanding and which were owned by 73 stockholders. Our certificate of incorporation provides that our authorized capital stock will consist of an aggregate number of 5,000,000 shares of common stock, par value $0.01 per share. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time, shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

Voting

The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.

Dividend Rights

Holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.

Conversion, Redemption and Preemptive Rights

Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Limitations on Directors’ Liability

Our certificate of incorporation and by-laws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation, By-laws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and By-laws

Certain provisions in our certificate of incorporation and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Special Meetings. Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by the President, our Board of Directors, or at the request in writing of the holders of not less than a majority of all of the outstanding shares of the corporation entitled to vote. Stockholders are not otherwise permitted to call, or to require that the board of directors call, a special meeting of stockholders. Our by-laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

The foregoing provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

We intend to apply to list our common stock for trading on the New York Stock Exchange under the symbol “UCII.”

Transfer Agent and Registrar

We have appointed             as the transfer agent and registrar for our common stock.

DESCRIPTION OF OUR INDEBTEDNESS

Floating Rate Senior PIK Notes

On December 20, 2006, we issued $235.0 million of Floating Rate Senior PIK Notes. The Senior PIK Notes were sold at a 3.5% discount and are due December 15, 2013. Cash fees related to the issuance of the Senior PIK Notes were $2.3 million. This $2.3 million was recorded as an addition to “Deferred financing costs” and is amortized as interest expense over the life of the notes.

Interest on the Senior PIK Notes is payable quarterly beginning March 15, 2007. The interest rate for the Senior PIK Notes is based on three-month LIBOR plus the applicable spread. This rate was 9.25% at March 31, 2010. The spread was 700 basis points through December 15, 2007, 750 basis points from December 15, 2007 through December 15, 2008 and 800 basis points after December 15, 2008. Since issuance, interest on the Senior PIK Notes has been paid by issuing new notes and interest will continue to be payable in additional notes until December 15, 2011. After 2011, the interest will be payable in cash.

On March 15, 2012 and each quarter thereafter, we are required to redeem for cash a portion of each Senior PIK Note required to be redeemed to prevent such Senior PIK Note from being treated as an applicable high yield discount obligation. The redemption price for the portion of each Senior PIK Note so redeemed will be 100% of the principal amount of such portion plus any accrued interest at the date of redemption.

We currently have the option to redeem all or part of the Senior PIK Notes at 102% of their aggregate principal amount, and on or after December 15 of the following years, we will have the option to redeem all or part of the Senior PIK Notes at the following redemption prices (expressed as percentages of principal amount):

Twelve Months Beginning December 15:	Percentage
2010	101%
2011 and thereafter	100%

In specified changes in control, holders of the Senior PIK Notes have the right to require us to redeem all or any part of the Senior PIK Notes at the redemption price of 101% of the principal amount.

The Senior PIK Notes are unsecured and will rank pari passu with any of our future senior indebtedness and will rank senior to any of our future subordinated indebtedness. The Senior PIK Notes are effectively subordinated to future secured indebtedness, to the extent of the value of the collateral securing such indebtedness. The Senior PIK Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries (other than indebtedness or other liabilities owed to us).

The Senior PIK Notes indenture contains covenants that restrict our ability to: incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

UCI’s Senior Credit Facility

The senior credit facility includes a term loan and, until its termination in June 2009, included a revolving credit facility.

The term loan is secured by all tangible and intangible assets of UCI. Interest is payable quarterly or more frequently depending on the Eurodollar interest periods that may be elected by UCI. The interest rate is variable and is determined as described in the second paragraph below.

UCI may select from two options to determine the interest rate on the term loan. The two options are the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The applicable margin is subject to adjustment based on a consolidated leverage ratio, as defined. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime rate as publicly announced by Bank of America as its “prime rate” and (b) the Federal funds effective rate plus 0.50%. At March 31, 2010, December 31, 2009 and 2008, the interest rate was 2.25%, 2.25% and 4.39%, respectively. See Notes 21 and 22 to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus for the impact of interest rate swaps.

In 2008 and 2007, UCI used cash on hand to voluntarily prepay $10 million and $65 million, respectively, of the term loan. As a result of these voluntary early repayments, UCI recorded $0.1 million and $0.6 million of accelerated write-offs of deferred financing costs in 2008 and 2007, respectively. These costs are included in “Interest expense, net” in the income statement.

As a result of previous prepayments there are no scheduled repayments of the term loan before December 2011. While there are no scheduled repayments before December 2011, UCI’s senior credit facility does require mandatory prepayments of the term loan when UCI generates Excess Cash Flow as defined in the senior credit facility. UCI generated Excess Cash Flow in the year ended December 31, 2009, resulting in a mandatory prepayment of $17.7 million, payable within 95 days of December 31, 2009. In accordance with this provision, UCI made the $17.7 million mandatory prepayment, reducing the amount outstanding under the term loan to $172.3 million, on April 1, 2010. This mandatory prepayment is presented as a component of “Current maturities of long-term debt” in the March 31, 2010 balance sheet. The term loan matures in June 2012.

UCI’s senior credit facility included a $75 million revolving credit facility, which was available until June 2009. The interest rate was variable and was determined in the same manner as the term loan discussed above. In addition to interest on outstanding borrowings, UCI was required to pay a commitment fee on any unused revolving credit facility commitments at a per annum rate of 0.50%, subject to adjustment based upon the consolidated leverage ratio, as defined.

The revolving credit facility terminated in June 2009. Prior to its scheduled maturity, UCI conducted an evaluation with respect to extending the facility, analyzing the size of a commitment that could be secured against the total cost of obtaining the commitment, including the related credit facility amendment. Based upon this evaluation, UCI concluded that the size of the potential commitment did not justify the cost and, accordingly, the revolving credit facility was terminated.

At December 31, 2008, revolving credit facility borrowings were $20.0 million, all of which were repaid during the six months ended June 30, 2009. Additionally, $9.4 million of revolving credit facility capacity was used to support an outstanding letter of credit related to workers compensation insurance liabilities. Historically, the assets pledged pursuant to the terms of the senior credit facility provided the collateral for the letter of credit. As a result of the revolving credit facility termination, we were required to post $9.4 million of cash to collateralize the letter of credit.

The senior credit facility requires UCI to maintain certain financial covenants and requires mandatory prepayments under certain events. Also, the facility includes certain negative covenants restricting or limiting UCI’s ability to, among other things: declare dividends or redeem stock; prepay certain debt; make loans or investments; guarantee or incur additional debt; make capital expenditures; engage in acquisitions or other business combinations; sell assets; and alter UCI’s business. UCI is in compliance with all of these covenants.

UCI’s Senior Subordinated Notes

UCI’s $230 million Senior Subordinated Notes, or the Notes, bear interest at 9 3/8%. Interest is payable semi-annually, in arrears on June 15 and December 15 of each year. The Notes are unsecured and rank equally in right of payment with any of UCI’s future senior subordinated indebtedness. They are subordinated to indebtedness and other liabilities of UCI’s subsidiaries that are not guarantors of the Notes. They are guaranteed on a full and unconditional and joint and several basis by UCI’s domestic subsidiaries. The Notes mature on June 15, 2013.

UCI currently has the option to redeem all or part of the Notes at 101.563% of their aggregate principal amount, and on or after June 15, 2011 it will have the option to redeem all or part of the Notes at 100% of their aggregate principal amount.

If specified changes in control occur, holders of the Notes have the right to require UCI to redeem all or any part of the Notes at the redemption price of 101% of the principal amount.

The Notes indenture contains covenants that limit UCI’s ability to incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, sell assets, merge or consolidate with other entities and enter into transactions with affiliates.

UCI’s Short-Term Borrowings

At March 31, 2010, short-term borrowings included $1.6 million of a Spanish subsidiary’s notes payable and $4.2 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2009, short-term borrowings included $0.3 million of a Spanish subsidiary’s notes payable and $3.2 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2008, short-term borrowings included $2.3 million of a Spanish subsidiary’s notes payable and $2.9 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At March 31, 2010, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries’ notes payable was 0.8% and 4.7%, respectively. At December 31, 2009, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries’ notes payable was 0.9% and 3.5%, respectively. At December 31, 2008, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries’ notes payable was 3.7% and 5.3%, respectively. The Spanish subsidiary’s notes payable are collateralized by certain accounts receivable related to the amounts financed. The Chinese subsidiaries’ notes payable are secured by receivables.

Scheduled Maturities

The following is a schedule of future payments of debt at March 31, 2010 (in millions):

Remainder of 2010	$23.7
2011	27.5
2012	241.7
2013	465.1
2014	0.1
Thereafter	0.1

$758.2

As discussed previously, on March 15, 2012 and each quarter thereafter, we are required to redeem for cash a portion of each note required to be redeemed to prevent the Senior PIK Notes from being treated as an applicable high yield discount obligation. In the schedule above, the $89.1 million of Senior PIK Notes that were issued in lieu of cash interest through December 31, 2009 have been included in the 2012 debt repayment amount.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their overallotment option. Of these shares,              shares of common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors and substantially all of our stockholders will agree with the underwriters to enter into lock-up agreements described in “Underwriting,” pursuant to which             shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we are filing a registration statement on Form S-8 under the Securities Act, which will register up to             shares of common stock underlying stock options or restricted stock awards or reserved for issuance under our equity incentive plans. That registration statement will become effective upon filing, and              shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This summary is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) all as in effect as of the date of this offering. These authorities may change, or be subject to differing interpretations, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters summarized below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	beneficial owners of non-U.S. holders;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; and

•	persons deemed to sell the common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership or member in such other entity generally will depend on the status of the partner or member, upon the activities of the partnership or such other entity, and upon certain determinations made at the partner or member level. Accordingly, partnerships and other pass-through entities that hold our common stock and the partners in such partnerships and the members in such other entities are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

As described in the section entitled “Dividend Policy,” other than a special dividend paid in 2006, we have not paid a dividend on our common stock in the past and do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any remaining amounts will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under the section entitled “—Gain on Sale or Other Disposition of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) of the gross amount of the dividends. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of such dividends.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Other Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder, the name and address of the recipient, and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a rate of 28%, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

Payments of the gross proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder or an exemption is otherwise established, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the gross proceeds from a disposition by a non-U.S. holder of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and proceeds from the sale or other disposition of our common stock to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Prospective investors are urged to consult their tax advisors regarding this legislation.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to              additional shares of common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for

30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our existing security holders have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “UCII.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the website maintained by such underwriters. Other than the prospectus in electronic format, the information such underwriters’ websites is not part of this prospectus.

Other Relationships

Certain of the underwriters and their related entities have engaged and may engage in investment banking transactions with us in the ordinary course of business. They have received or may in the future receive customary fees and commissions for these transactions. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the administrative agent under UCI’s senior credit facility. In addition, we have factoring arrangements with affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(1)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(2)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (a) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (b) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

The validity of the shares being sold in this offering will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended, covering the common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this web site.

We and UCI both file annual, quarterly and current reports and certain other information with the SEC. Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act pursuant to Section 13 thereof. Neither our nor UCI’s filings with the SEC (other than those exhibits specifically incorporated by reference into the registration statement of which this prospectus forms a part) are incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

UCI International, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of UCI International, Inc. (formerly UCI Holdco, Inc.) and subsidiaries (the “Company”) (a Delaware corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UCI International, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company’s consolidated financial statements have been adjusted retrospectively for presentation associated with noncontrolling interests in 2009 and, as discussed in Note 14, the Company changed its method of accounting for uncertain tax positions in 2007.

/s/ Grant Thornton LLP

Cincinnati, Ohio

March 19, 2010 (except for Note 20, as to which date is July 27, 2010)

UCI International, Inc.

Consolidated Balance Sheets

(in thousands)

	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$131,942	$46,655
Accounts receivable, net	261,210	261,624
Inventories, net	133,058	159,444
Deferred tax assets	31,034	30,378
Other current assets	23,499	19,452

Total current assets	580,743	517,553
Property, plant and equipment, net	149,753	167,906
Goodwill	241,461	241,461
Other intangible assets, net	68,030	74,606
Deferred financing costs, net	3,164	4,307
Restricted cash	9,400	—
Other long-term assets	6,304	1,823

Total assets	$1,058,855	$1,007,656

Liabilities and shareholders’ equity (deficit)
Current liabilities
Accounts payable	$111,898	$104,416
Short-term borrowings	3,460	25,199
Current maturities of long-term debt	17,925	422
Accrued expenses and other current liabilities	108,147	88,983

Total current liabilities	241,430	219,020
Long-term debt, less current maturities	720,202	707,264
Pension and other postretirement liabilities	70,802	79,832
Deferred tax liabilities	8,785	4,000
Other long-term liabilities	6,672	2,540

Total liabilities	1,047,891	1,012,656

Contingencies—Note 16

Shareholders’ equity (deficit)
UCI International, Inc. shareholders’ equity (deficit)
Common stock	29	29
Additional paid in capital	279,485	279,141
Retained deficit	(237,858)	(247,060)
Accumulated other comprehensive loss	(32,502)	(39,600)

Total UCI International, Inc. shareholders’ equity (deficit)	9,154	(7,490)
Noncontrolling interest	1,810	2,490

Total equity (deficit)	10,964	(5,000)

Total liabilities and equity (deficit)	$1,058,855	$1,007,656

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Consolidated Income Statements

(in thousands)

	Year ended December 31,
	2009	2008	2007
Net sales	$884,954	$880,441	$969,782
Cost of sales	685,356	702,522	748,822

Gross profit	199,598	177,919	220,960
Operating (expenses) income
Selling and warehousing	(56,598)	(62,906)	(61,146)
General and administrative	(47,763)	(51,612)	(49,948)
Amortization of acquired intangible assets	(5,758)	(6,349)	(7,000)
Restructuring (costs) gains (Note 2)	(923)	(2,380)	802
Trademark impairment loss (Note 9)	—	(500)	(3,600)
Patent litigation costs (Note 16)	(7,002)	—	—

Operating income	81,554	54,172	100,068
Other expense
Interest expense, net	(60,469)	(65,404)	(72,903)
Management fee expense	(2,000)	(2,000)	(2,000)
Miscellaneous, net	(5,458)	(3,507)	(2,867)

Income (loss) before income taxes	13,627	(16,739)	22,298
Income tax (expense) benefit	(5,105)	4,313	(8,334)

Net income (loss) from continuing operations	8,522	(12,426)	13,964
Gain on sale of discontinued operations, net of tax (Note 3)	—	—	2,707

Net income (loss)	8,522	(12,426)	16,671
Less: Loss attributable to noncontrolling interest	(680)	(818)	(128)

Net income (loss) attributable to UCI International, Inc.	$9,202	$(11,608)	$16,799

Basic earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$3.22	$(4.07)	$5.01
Gain on sale of discontinued operations, net of tax	—	—	0.96

Net income (loss) attributable to UCI International, Inc.	$3.22	$(4.07)	$5.97

Diluted earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$3.16	$(4.07)	$4.92
Gain on sale of discontinued operations, net of tax	—	—	0.95

Net income (loss) attributable to UCI International, Inc.	$3.16	$(4.07)	$5.87

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss) attributable to UCI International, Inc.	$9,202	$(11,608)	$16,799
Less:
Gain on sale of discontinued operations, net of tax	—	—	2,707

Net income from continuing operations	9,202	(11,608)	14,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of other intangible assets	37,134	36,970	35,308
Amortization of deferred financing costs and debt issuance costs	2,978	3,088	3,596
Non-cash interest expense on UCI International Notes	28,921	29,801	30,685
Deferred income taxes	407	(5,245)	13,676
Gain on sale of Mexican land and building	—	—	(1,716)
Trademark impairment loss	—	500	3,600
Other non-cash, net	258	2,980	3,232
Changes in operating assets and liabilities
Accounts receivable	1,017	(9,538)	(24,908)
Inventories	27,008	(19,088)	15,403
Other current assets	(3,863)	9,513	304
Accounts payable	7,237	2,954	9,506
Accrued expenses and other current liabilities	18,883	(7,527)	(2,371)
Other assets	1,057	252	(2,337)
Other long-term liabilities	(958)	(1,317)	(4,948)

Net cash provided by operating activities	129,281	31,735	93,122

Cash flows from investing activities:
Proceeds from sale of Mexican land and building	—	—	6,637
Proceeds from sale of discontinued operations, net of transaction costs and cash sold	—	—	2,202
Capital expenditures	(15,266)	(31,940)	(29,687)
Proceeds from sale of property, plant and equipment	2,566	421	1,836
Increase in restricted cash	(9,400)	—	—

Net cash used in investing activities	(22,100)	(31,519)	(19,012)

Cash flows from financing activities:
Issuance of debt	13,187	27,993	20,760
Debt repayments	(35,227)	(23,407)	(84,884)
Proceeds from exercise of stock options	18	146	593

Net cash (used in) provided by financing activities	(22,022)	4,732	(63,531)

Effect of exchange rate changes on cash	128	(318)	(77)

Net increase in cash and cash equivalents	85,287	4,630	10,502
Cash and cash equivalents at beginning of year	46,655	42,025	31,523

Cash and cash equivalents at end of year	$131,942	$46,655	$42,025

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(in thousands)

	UCI International, Inc. Shareholders’ Equity (Deficit)				Noncontrolling Interest	Total Equity	Comprehensive Income (Loss)
	Common Stock	Additional Paid In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2007	$27	$273,722	$(251,914)	$(2,534)	$3,436	$22,737	$
Adjustment to adopt accounting for uncertainty in income taxes			(337)			(337)
Recognition of stock based compensation expense		3,445				3,445
Exercise of stock options	1	592				593
Tax effect of exercise of stock options		547				547
Comprehensive income
Net income			16,799		(128)	16,671		$16,799
Other comprehensive income (loss)
Interest rate swaps (after $293 of income tax)				(478)		(478)		(478)
Foreign currency (after $68 of income tax)				845		845		845
Pension and OPEB liability (after $(5,565) of income tax)				8,929		8,929		8,929

Total comprehensive income								$26,095

Balance at December 31, 2007	$28	$278,306	$(235,452)	$6,762	$3,308	$52,952

Balance at January 1, 2008	$28	$278,306	$(235,452)	$6,762	$3,308	$52,952
Recognition of stock based compensation expense		833				833
Exercise of stock options	1	146				147
Tax effect of exercise of stock options		(144)				(144)
Comprehensive income
Net loss			(11,608)		(818)	(12,426)		$(11,608)
Other comprehensive income (loss)
Interest rate swaps (after $3 of income tax)				4		4		4
Foreign currency (after $(134) of income tax)				(4,357)		(4,357)		(4,357)
Pension and OPEB liability (after $25,994 of income tax)				(42,009)		(42,009)		(42,009)

Total comprehensive loss								$(57,970)

Balance at December 31, 2008	$29	$279,141	$(247,060)	$(39,600)	$2,490	$(5,000)

Balance at January 1, 2009	$29	$279,141	$(247,060)	$(39,600)	$2,490	$(5,000)
Recognition of stock based compensation expense		350				350
Exercise of stock options		18				18
Tax effect of exercise of stock options		(24)				(24)
Comprehensive income
Net income			9,202		(680)	8,522		$9,202
Other comprehensive income
Foreign currency (after $(213) of income tax)				1,242		1,242		1,242
Pension and OPEB liability (after $(3,622) of income tax)				5,856		5,856		5,856

Total comprehensive income								$16,300

Balance at December 31, 2009	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Notes to Consolidated Financial Statements

NOTE 1 — GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

UCI International, Inc. (formerly known as UCI Holdco, Inc.), was incorporated on March 8, 2006 as a holding company for UCI Acquisition Holdings, Inc. (“UCI Acquisition”) and United Components, Inc. UCI International, Inc. owns all of the common stock of United Components, Inc. through its wholly-owned subsidiary UCI Acquisition. UCI International, Inc., UCI Acquisition and United Components, Inc. are corporations formed at the direction of The Carlyle Group (“Carlyle”). At December 31, 2009, affiliates of The Carlyle Group owned 90.8% of UCI International, Inc.’s common stock and the remainder was owned by certain current and former members of UCI International, Inc.’s senior management and board of directors. The senior management and board of directors of UCI International, Inc. are also the senior management and board of directors of United Components, Inc.

All operations of UCI International, Inc. are conducted by United Components, Inc. United Components, Inc. operates through its subsidiaries. United Components, Inc. manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North American and Europe.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of UCI International, Inc., its wholly-owned subsidiaries and a 51% owned joint venture. All significant intercompany accounts and transactions have been eliminated. In these notes to the financial statements, the term “UCI International” refers to UCI International, Inc. and its subsidiaries as well as UCI Acquisition and its subsidiaries prior to the formation of UCI International, Inc. The term “UCI” refers to United Components, Inc. and its subsidiaries.

Revenue Recognition

UCI International records sales when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.

Provisions for estimated sales returns, allowances and warranty costs are recorded when the sales are recorded. Sales returns, allowances and warranty costs are estimated based upon historical experience, current trends, and UCI International’s expectations regarding future experience. Adjustments to such returns, allowances, and warranty costs are made as new information becomes available.

In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction of sales.

New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with UCI International inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to revenue when incurred.

Cash Equivalents

Certificates of deposit, commercial paper, and other highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts

UCI International generally does not require collateral for its trade accounts receivable. Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using standard or average cost, which approximates the first-in, first-out method. Inventories are reduced by an allowance for excess and obsolete inventories, based on UCI International’s review of on-hand inventories. The expense of inventory write-downs is included in cost of sales.

Depreciation and Amortization

Depreciation of property, plant and equipment is provided on a straight-line basis, over the estimated service lives of the assets. Leasehold improvements are amortized over the shorter of their service life or the remaining term of the lease.

Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 2009, 2008 and 2007 were $4.4 million, $6.1 million, and $5.7 million, respectively.

Most of UCI International’s trademarks have indefinite lives and are not amortized; instead they are subject to impairment evaluations. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

Goodwill and Trademarks with Indefinite Lives

Goodwill is subject to annual review unless conditions arise that require a more frequent evaluation. The review for impairment is based on a two-step accounting test. The first step is to compare the estimated fair value of UCI International with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.

UCI International performs its annual goodwill impairment review in the fourth quarter of each year using discounted future cash flows of the Company’s one reporting unit. Management retains the services of an independent valuation company in order to assist in evaluating the estimated fair value of the company. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions as to future cash flows of the company and discount rates commensurate with the risks involved in the assets. Although the Company bases cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage our company, there is significant judgment in determining the cash flows. Based upon the results of the annual impairment review, it was determined that the fair value of our Company significantly exceeded the carrying value of the assets and no impairment existed.

Trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if an impairment has occurred. If UCI International concludes that there has been an impairment, UCI International will write down the carrying value of the asset to its fair value. In 2008 and 2007, UCI International recorded trademark impairment losses of $0.5 million and $3.6 million, respectively.

Each year, UCI International evaluates those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. Other than the trademark impairment mentioned above, UCI International has concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of

UCI International evaluates all of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Notes 2 and 9 for impairment losses recorded in 2009, 2008 and 2007.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. UCI International establishes valuation allowances against operating losses and tax credit carryforwards when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.

UCI International records a liability for uncertain tax positions where management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more likely than not.” UCI International also records any interest and penalties related to these unrecognized tax benefits as a component of “Income tax expense.”

Foreign Currency Translation

Chinese operations—The functional currency of UCI International’s Chinese operations is the U.S. dollar. Income statements of these operations are translated into U.S. dollars at the average exchange rates for each relevant period, except for cost of sales, which is translated primarily at historical exchange rates. Non-monetary assets and liabilities are translated into U.S. dollars at historical rates, and monetary assets and liabilities are translated at the closing exchange rate as of the applicable balance sheet date. Adjustments resulting from the translation of the balance sheet are recorded in the income statement.

All other foreign operations—The functional currency for all other foreign operations is their local currency. Income statements of these operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in “Accumulated other comprehensive income (loss).”

Foreign Currency Transactions

Transaction foreign exchange gains and losses are included in “Cost of sales” in the income statement. The net foreign exchange gains (losses) were $(0.3) million, $(2.6) million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Reporting of Comprehensive Income (Loss)

Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of certain foreign subsidiaries to U.S. dollars, (iii) the effect of adjusting interest rate swaps to market, and (iv) the recognition of pension liabilities. The last three are not included in the income statement and are reflected as adjustments to shareholder’s equity.

Financial Statement Presentation

The following provides a description of certain items that appear in the income statement:

Net sales includes gross sales less deductions for incentive rebate programs, product returns, allowances and discounts. Shipping and handling fees that are billed to customers are classified as revenues.

Cost of sales includes all costs required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, depreciation, insurance, shipping and other costs. Cost of sales also includes the procurement, packaging, and shipping of products purchased for resale.

Selling and warehousing expenses includes costs of selling and marketing, warehousing, technical services and distribution. The major cost elements for this line item include salaries and wages (including pension, postretirement and other fringe benefits), freight, depreciation and advertising.

Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2009, 2008 and 2007 was $1.5 million, $2.9 million, and $2.9 million, respectively.

General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, postretirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.

Environmental Liabilities

UCI International accrues for environmental investigation, remediation and penalty costs when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability is determined on an undiscounted cash flow basis and is not reduced for potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. Environmental expenditures are capitalized if they mitigate or prevent future contamination or if they improve the environmental safety or efficiency of the existing assets. All other environmental costs are expensed as incurred. Environmental cost estimates may include expenses for remediation of identified sites, long term monitoring, payments for claims, administrative expenses, and expenses for ongoing evaluations and litigation. The liability is adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.

Insurance Reserves

UCI International’s insurance for workers’ compensation, automobile, product and general liability includes high deductibles for which UCI International is responsible. Deductibles, for which UCI International is responsible, are estimated and recorded as expenses in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

Segment Reporting

In accordance with the guidance included in Accounting Standards Codification ASC 280, “Segment Reporting,” UCI International reports as one segment. UCI International is in one business, which is the manufacturing and distribution of vehicle parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of UCI International’s operations.

Derivative Financial Instruments

UCI International routinely enters into purchase agreements to acquire materials used in the normal course of its operations. In certain instances, a routine purchase agreement may meet the technical definition of a derivative. In all such cases, UCI International elects the “normal purchases” exemption from derivative accounting.

Other than the purchase agreements discussed above, UCI International recognizes derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in income or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the effect on the financial statements, will depend on its hedge designation and whether the hedge is highly effective in offsetting changes in the fair value of cash flows of the asset or liability hedged.

Recently Adopted Accounting Guidance

On September 30, 2009, UCI International adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of accounting principles generally accepted in the United States of America (“GAAP”). These changes establish the FASB Accounting Standards Codification™ (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on UCI International’s financial statements.

Business Combinations and Consolidation Accounting

On January 1, 2009, UCI International adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items: a noncontrolling interest to be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be measured at fair value and a gain or loss to be recognized in net income based on such fair value. Other than the change in presentation of noncontrolling interests, the adoption of these changes had no impact on UCI International’s financial statements. The presentation and disclosure requirements of these changes were applied retrospectively.

On January 1, 2009, UCI International adopted changes issued by the FASB to accounting for business combinations. While retaining the fundamental requirements of accounting for business combinations, including that the purchase method be used for all business combinations and for an acquirer to be identified for each business combination, these changes define the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control instead of the date that the consideration is transferred. These changes require an acquirer in a business combination, including a business combination achieved in stages (step acquisition), to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance also requires the recognition of assets acquired and liabilities assumed arising from certain contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Additionally, these changes require acquisition-related costs to be expensed in the period in which the costs are incurred and the services are received instead of including such costs as part of the acquisition price. The adoption of these changes will depend on the occurrence of future acquisitions, if any, by UCI International.

Effective January 1, 2009, UCI International adopted changes issued by the FASB to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period, otherwise, the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination to be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies to be based on a systematic and rational method depending on their nature and contingent consideration arrangements to be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies. The adoption of these changes will depend on the occurrence of future acquisitions, if any, by UCI International.

Fair Value Accounting

On January 1, 2009, UCI International adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on UCI International’s financial statements. These provisions will be applied at such time as a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

On June 30, 2009, UCI International adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes had no impact on UCI International’s financial statements.

Other

On June 30, 2009, UCI International adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as “subsequent events.” Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date.

On January 1, 2009, UCI International adopted changes issued by the FASB to accounting for intangible assets. These changes amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of a recognized intangible asset outside of a business combination and the period of expected cash flows used to measure the fair value of an intangible asset in a business combination. The adoption of these changes had no impact on UCI International’s financial statements.

On January 1, 2009, UCI International adopted changes issued by the FASB to disclosures by public entities about transfers of financial assets and interests in variable interest entities. The changes require additional disclosures about transfers of financial assets. The required disclosures are intended to provide more transparency to financial statement users about a transferor’s continuing interest in transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying special purpose entities. UCI International has agreements to sell undivided interests in certain of its receivables with factoring companies which in turn have the right to sell an undivided interest to a financial institution or other third party. However, UCI International retains no rights or interest, and has no obligations, with respect to the sold receivables. Furthermore, UCI International does not service the receivables after the sales. Because of the terms of UCI International’s sales of receivables, the adoption of the changes did not have an effect on UCI International’s financial statements.

On January 1, 2009, UCI International adopted changes issued by the FASB to disclosures about derivative instruments and hedging activities. These changes require enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Because of UCI International’s insignificant, if any, use of derivatives, adoption of these changes did not have an effect on UCI International’s financial statements.

In December 2008, the FASB issued changes to employers’ disclosures about postretirement benefit plan assets. These changes provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in the employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in the value of plan assets; and significant concentrations of risk within plan assets. These changes became effective for UCI International on December 31, 2009 and are reflected in Note 15.

Recently Issued Accounting Guidance

Transfers of Financial Assets

In June 2009, the FASB issued changes to accounting for transfers of financial assets. These changes, among other things: remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to variable interest entities that are qualifying special-purpose entities; limit the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; require a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and require enhanced disclosure. These changes become effective for UCI International on January 1, 2010. Management has determined that the adoption of these changes will have no impact on UCI International’s financial statements.

Revenue Recognition for Multiple-Deliverable Arrangements

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price. The changes also: eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective for UCI International on January 1, 2011. Management has determined that the adoption of these changes will not have an impact on UCI International’s financial statements, as UCI International does not currently have any such arrangements with its customers.

NOTE 2—RESTRUCTURING (COSTS) GAINS

2009 Capacity Consolidation and European Realignment Actions

To further align UCI International’s cost structure with customers’ spending and current market conditions, UCI International implemented restructuring plans in 2009. The restructuring plans target excess assembly and aluminum casting capacity and restructuring costs of the plan include workforce reductions, facility closures, consolidations and realignments. During 2009, UCI International recorded asset write-offs of $1.8 million associated with the capacity consolidation, recognized a gain of $1.5 million on the sale of a facility and incurred other costs of $0.2 million.

Water Pump Integration

On May 25, 2006, UCI International completed the acquisition of ASC Industries, Inc. and its subsidiaries (“ASC Industries”). This transaction is referred to herein as the “ASC Acquisition.” Before the ASC Acquisition, UCI International manufactured and distributed water pumps for all market channels. In June 2006, UCI International began the process of integrating its pre ASC-acquisition water pump operations with the water pump operations of ASC Industries. In 2007, UCI International completed the integration. By mid-2007, all domestic water pump manufacturing had been combined at ASC Industries’ manufacturing facilities. UCI International’s pre ASC-acquisition water pump facility was closed as of July 2007.

2007 Expenses and Gain

In 2007, UCI International recorded pre-tax expenses and a gain related to the water pump integration. In 2007, $0.7 million of these costs were included in the income statement in “Restructuring (costs) gains,” and $4.7 million of those costs were included in “Cost of sales.” The combined net $5.4 million of 2007 expenses and gain were as follows (in millions):

	Restructuring costs	Cost of sales	Combined
Severance	$1.6	$—	$1.6
Pension plan curtailment gain	(0.9)	—	(0.9)
Production wind-down costs	—	2.2	2.2
Other integration costs	—	2.5	2.5

	$0.7	$4.7	$5.4

The combined after-tax effect of these items was a net loss of $3.3 million in 2007.

The $2.2 million of production wind-down costs included inefficiencies and unabsorbed overhead resulting from extraordinarily low levels of production during the second quarter 2007 wind-down of operations at the pre-acquisition water pump facility. The facility ceased production at the end of the second quarter of 2007.

The $2.5 million of other integration costs included transportation expenses and other costs that were directly related to completing the integration.

2008 and 2009 Expenses

In 2008 and 2009, UCI International recorded additional pre-tax expense related to the water pump integration. These costs were reported in the income statement in “Restructuring (costs) gains.” These costs were as follows (in millions):

	2009	2008
Costs of maintaining the pre-acquisition water pump facility	$—	$0.2
Severance	0.4	0.6
Additional asset impairments	—	1.6

	$0.4	$2.4

In the fourth quarter of 2008, in light of current market and economic conditions, UCI International wrote down the carrying value of the pre-ASC Acquisition water pump manufacturing facility from $1.3 million to zero. Also in the fourth quarter of 2008, UCI International recorded a $0.3 million impairment loss on pre-ASC Acquisition water pump equipment that was no longer useable.

Balance sheet amounts

The following table presents accrued liabilities balances related to the water pump integration costs as of December 31, 2006, 2007 and 2008 along with the 2007 and 2008 changes (in millions):

	Accrued severance	Other liabilities
December 31, 2006 balance	$1.4	$0.2
Additional loss provision	1.6	—
Payments	(2.8)	(0.2)

December 31, 2007 balance	0.2	—
Additional loss provision	0.2	—
Payments	(0.4)	—

December 31, 2008 balance	$—	$—

Closure of Mexican facility

In 2006, UCI International closed its Mexican filter manufacturing operation. In 2007, UCI International sold the land and building and certain building improvements formerly used as its Mexican filter manufacturing operation. The sale proceeds were $6.6 million, net of fees and expenses. In 2007, UCI International recorded a $1.7 million pre-tax gain on the sale. Also, in 2007, UCI International incurred $0.2 million of costs associated with the closure of the Mexican facility. These gains and costs were reported in the income statement in “Restructuring (costs) gains.”

NOTE 3—DISCONTINUED OPERATIONS

In November 2006, UCI International sold its lighting systems operation. The final sale price was subject to post-closing adjustments related to working capital and possible additional proceeds if a lighting systems building were sold. In the third quarter of 2007, the final working capital amounts were settled favorably and the building was sold. Accordingly, UCI International recorded a $2.7 million after-tax gain in 2007 which was all attributable to UCI International’s ownership.

NOTE 4—TERMINATION OF PAY-ON-SCAN PROGRAM

Until the second quarter of 2007, a portion of the products sold to AutoZone, Inc. (“AutoZone”) were sold under an AutoZone program called Pay-on-Scan. Under this program, UCI International retained title to its products at AutoZone locations, and a sale was not recorded until an AutoZone customer purchased the product. In the second quarter of 2007, AutoZone and UCI International terminated the Pay-on-Scan program for these UCI International products. Accordingly, sales of these products are now recorded when the product is received at an AutoZone location.

As part of the termination of the Pay-on-Scan program, AutoZone purchased all of the products at its locations that were previously under the Pay-on-Scan program. In the second quarter of 2007, UCI International recorded $12.1 million of sales for these products.

NOTE 5—ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in UCI International’s allowance for doubtful accounts were as follows (in millions):

	December 31,
	2009	2008	2007
Beginning of year	4.0	2.3	2.7
Provision for doubtful accounts	0.4	2.0	(0.2)
Accounts written off	(1.2)	(0.3)	(0.2)

	$3.2	$4.0	$2.3

NOTE 6—SALES OF RECEIVABLES

UCI International has agreements to sell undivided interests in certain of its receivables to factoring companies, which in turn have the right to sell an undivided interest in those receivables to a financial institution or other third party. UCI International enters into these agreements at its discretion as part of its overall cash management activities. Pursuant to these agreements, UCI International sold $225.9 million and $197.9 million of receivables during 2009 and 2008, respectively.

If receivables had not been factored, $121.5 million and $80.1 million of additional receivables would have been outstanding at December 31, 2009 and 2008, respectively. UCI International retained no rights or interest, and has no obligations, with respect to the sold receivables. UCI International does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $5.5 million, $3.5 million and $2.9 million in 2009, 2008 and 2007, respectively. These costs are recorded in the consolidated income statements in “Miscellaneous, net.”

NOTE 7—INVENTORIES

The components of inventories were as follows (in millions):

	December 31
	2009	2008
Raw materials	$47.5	$55.3
Work in process	27.6	34.6
Finished products	73.1	84.4
Valuation reserves	(15.1)	(14.9)

	$133.1	$159.4

NOTE 8—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in millions):

		December 31,
	Depreciable Life	2009	2008
Land and improvements	5-10 years (for improvements)	$6.1	$6.1
Buildings and improvements	5-40 years	65.5	67.2
Equipment	3-15 years	234.1	222.3

		305.7	295.6
Less accumulated depreciation		(155.9)	(127.7)

		$149.8	$167.9

Included in equipment shown above are cumulative additions related to capital lease obligations of $3.5 million and $3.6 million at December 31, 2009 and 2008, respectively. The related accumulated depreciation was approximately $2.2 million and $1.8 million at December 31, 2009 and 2008, respectively.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $28.6 million, $28.0 million and $25.7 million, respectively.

The fair value of UCI International’s asset retirement obligation (“ARO”) is recorded as a liability with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the related buildings. The asset retirement costs are amortized over the useful life of the building. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The liabilities for ARO were $1.1 million and $1.0 million at December 31, 2009 and 2008, respectively.

NOTE 9—OTHER INTANGIBLE ASSETS

The components of other intangible assets were as follows (in millions):

		December 31, 2009			December 31, 2008
	Amortizable Life	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Acquired intangible assets
Customer relationships	3 - 20 years	$62.1	$(32.4)	$29.7	$62.1	$(27.9)	$34.2
Technologies	10 years	8.9	(7.0)	1.9	8.9	(6.3)	2.6
Trademarks	10 years	4.3	(2.3)	2.0	4.3	(1.7)	2.6
Trademarks	Indefinite	25.5	—	25.5	25.5	—	25.5
Integrated software system	7 years	20.1	(11.2)	8.9	18.2	(8.5)	9.7

		$120.9	$(52.9)	$68.0	$119.0	$(44.4)	$74.6

In 2007, UCI International recognized a trademark impairment loss of $3.6 million. This non-cash loss was due to a customer’s decision to market a significant portion of UCI International-supplied products under the customer’s own private label brand, instead of UCI International’s brand. This decision has not affected and is not expected to affect UCI International’s sales of these products. In 2008, UCI International recognized an additional impairment loss of $0.5 million on the same trademark that was written down in 2007.

The estimated amortization expense related to acquired intangible assets and the integrated software system for each of the succeeding five years is (in millions):

	Acquired intangible assets	Integrated software system
2010	$5.2	$3.0
2011	4.7	3.1
2012	4.3	2.2
2013	3.8	0.4
2014	3.3	0.2

NOTE 10—RESTRICTED CASH

In June 2009, UCI International posted $9.4 million of cash to collateralize a letter of credit required by UCI International’s workers’ compensation insurance carrier. Historically, assets pledged pursuant to the terms of UCI’s senior credit facility provided the collateral for the letter of credit. As a result of the termination of UCI’s revolving credit facility (see further discussion in Note 13), these assets were no longer allowed to be pledged for this purpose and, accordingly, UCI International was required to post the cash as collateral. This cash is recorded as “Restricted cash” and is a component of long-term assets on UCI International’s balance sheet at December 31, 2009. This cash is invested in highly liquid, high quality government securities and is not available for general operating purposes as long as the letter of credit remains outstanding or until alternative collateral is posted.

NOTE 11—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in millions):

	December 31,
	2009	2008
Salaries and wages	$3.1	$2.7
Bonuses and profit sharing	6.1	3.5
Vacation pay	4.4	4.4
Product returns	42.1	32.0
Rebates, credits and discounts due customers	13.6	10.8
Insurance	9.8	11.5
Taxes payable	7.0	5.6
Interest	2.4	3.3
Other	19.6	15.2

	$108.1	$89.0

NOTE 12—PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. UCI International provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, UCI International allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While UCI International does not have a contractual obligation to accept excess quantity returns from all customers, common practice for UCI International and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from UCI International and change to another vendor, it is industry practice for the new vendor, and not UCI International, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns.

In 2008, UCI International identified an unusually high level of warranty returns related to one category of parts. When these parts were subjected to certain conditions, they experienced a higher than normal failure rate. As a result of the higher than normal failure rate, a $6.7 million warranty loss provision was recorded in 2008. This loss provision is included in the line captioned “Additional reductions to sales” in the table below. UCI International has modified the design of these parts to eliminate this issue.

UCI International routinely monitors returns data and adjusts estimates based on this data.

Changes in UCI International’s product returns accrual were (in millions):

	Year ended December 31,
	2009	2008	2007
Beginning of year	$32.0	$28.1	$28.6
Cost of unsalvageable returned parts	(46.4)	(51.6)	(46.6)
Additional reductions to sales	55.2	55.5	46.1
Reclassification from other current liabilities	1.3	—	—

End of year	$42.1	$32.0	$28.1

NOTE 13—DEBT

UCI International’s debt is summarized as follows (in millions):

	December 31,
	2009	2008
UCI short-term borrowings	$3.5	$5.2
UCI revolving credit line borrowing	—	20.0
UCI capital lease obligations	0.9	1.2
UCI term loan	190.0	190.0
UCI International floating rate senior PIK notes	324.1	295.1
UCI senior subordinated notes	230.0	230.0
Unamortized debt discount and debt issuance costs	(6.9)	(8.6)

	741.6	732.9
Less:
UCI short-term borrowings	3.5	5.2
UCI revolving credit line borrowing	—	20.0
UCI term loan	17.7	—
Current maturities	0.2	0.4

Long-term debt	$720.2	$707.3

UCI International’s floating rate senior PIK notes—On December 20, 2006, UCI International issued $235 million of Floating Rate Senior PIK notes (the “UCI International Notes”). These notes were sold at a 3.5% discount and are due December 15, 2013.

Cash fees related to the issuance of the UCI International Notes were $2.3 million. This $2.3 million was recorded as an addition to “Deferred financing costs” and is amortized as interest expense over the life of the notes.

Interest on the UCI International Notes is payable quarterly beginning March 15, 2007. The interest rate for the UCI International Notes is based on three-month LIBOR plus the applicable spread. This rate was 9.25% at December 31, 2009. The spread was 700 basis points through December 15, 2007, 750 basis points from December 15, 2007 through December 15, 2008, and 800 basis points after December 15, 2008. Interest on the UCI International Notes will be paid by issuing new notes until December 15, 2011. After 2011, the interest will be payable in cash.

On March 15, 2012 and each quarter thereafter, UCI International is required to redeem for cash a portion of each note required to be redeemed to prevent such note from being treated as an applicable high yield discount obligation. The redemption price for the portion of each note so redeemed will be 100% of the principal amount of such portion plus any accrued interest at the date of redemption.

On or after December 15, 2007, UCI International has the option to redeem all or part of the UCI International Notes at the following redemption prices (expressed as percentages of principal amount):

Twelve Months Beginning December 15:
2007	100%
2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

In specified changes in control, holders of the UCI International Notes have the right to require UCI International to redeem all or any part of the notes at the redemption price of 101% of the principal amount.

The UCI International Notes are unsecured and will rank pari passu with any future senior indebtedness of UCI International and will rank senior to any future subordinated indebtedness of UCI International. The UCI International Notes are effectively subordinated to future secured indebtedness, to the extent of the value of the collateral securing such indebtedness. The UCI International Notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries (other than indebtedness or other liabilities owed to UCI International).

The UCI International Notes indenture contains covenants that restrict UCI International’s ability to: incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. Management believes that UCI International is currently in compliance with all of these covenants.

UCI’s senior credit facilities—The senior credit facility includes a term loan and, until its termination in June 2009, included a revolving credit facility.

UCI’s term loan

The term loan is secured by all tangible and intangible assets of UCI. Interest is payable quarterly or more frequently depending on the Eurodollar interest periods that may be elected by UCI. The interest rate is variable and is determined as described in the second paragraph below.

UCI may select from two options to determine the interest rate on the term loan. The two options are the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The applicable margin is subject to adjustment based on a consolidated leverage ratio, as defined. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime rate as publicly announced by Bank of America as its “prime rate” and (b) the Federal funds effective rate plus 0.50%. At December 31, 2009 and 2008, the interest rate was 2.25% and 4.39%, respectively. In addition to interest on outstanding borrowings, UCI was required to pay a commitment fee on any unused revolving credit facility commitments at a per annum rate of 0.50%, subject to adjustment based upon the consolidated leverage ratio, as defined. (See Note 21 for the impact of interest rate swaps.)

In 2008 and 2007, UCI used cash on hand to voluntarily prepay $10 million and $65 million, respectively, of the term loan. As a result of these voluntary early repayments, UCI recorded $0.1 million and $0.6 million of accelerated write-offs of deferred financing costs in 2008 and 2007, respectively. These costs are included in “Interest expense, net” in the income statement.

As a result of previous prepayments there are no scheduled repayments of the term loan before December 2011. While there are no scheduled repayments before December 2011, the senior credit facility does require mandatory prepayments of the term loan when UCI generates Excess Cash Flow as defined in the senior credit facility. The UCI generated Excess Cash Flow in the year ending December 31, 2009 resulting in a mandatory prepayment of $17.7 million, payable within 95 days of December 31, 2009. This mandatory prepayment is presented as a component of “Current maturities of long-term debt” in the December 31, 2009 balance sheet. The term loan matures in June 2012.

UCI’s revolving credit facility

UCI’s senior credit facility included a $75 million revolving credit facility, which was available until June 2009. The interest rate was variable and was determined in the same manner as the term loan discussed above.

The revolving credit facility terminated in June 2009. Prior to its scheduled maturity, UCI conducted an evaluation with respect to extending the facility, analyzing the size of a commitment that could be secured against the total cost of obtaining the commitment, including the related credit facility amendment. Based upon this evaluation, UCI concluded that the size of the potential commitment did not justify the cost and, accordingly, the revolving credit facility was terminated.

At December 31, 2008, revolving credit facility borrowings were $20.0 million, all of which were repaid during the six months ended June 30, 2009. Additionally, $9.4 million of revolving credit facility capacity was used to support an outstanding letter of credit related to workers compensation insurance liabilities. Historically, the assets pledged pursuant to the terms of the senior credit facility provided the collateral for the letter of credit. As a result of the revolving credit facility termination, UCI was required to post $9.4 million of cash to collateralize the letter of credit. (See further discussion in Note 10.)

Covenants and other provisions—The senior credit facilities require UCI to maintain certain financial covenants and require mandatory prepayments under certain events. Also, the facilities include certain negative covenants restricting or limiting UCI’s ability to, among other things: declare dividends or redeem stock; prepay certain debt; make loans or investments; guarantee or incur additional debt; make capital expenditures; engage in acquisitions or other business combinations; sell assets; and alter UCI’s business. UCI is in compliance with all of these covenants.

UCI’s senior subordinated notes (the “Notes”)—The Notes bear interest at 9 3/8%. Interest is payable semi-annually, in arrears on June 15 and December 15 of each year. The Notes are unsecured and rank equally in right of payment with any of UCI’s future senior subordinated indebtedness. They are subordinated to indebtedness and other liabilities of UCI’s subsidiaries that are not guarantors of the Notes. They are guaranteed on a full and unconditional and joint and several basis by UCI’s domestic subsidiaries. The Notes mature on June 15, 2013.

The Notes indenture contains covenants that limit UCI’s ability to incur or guarantee additional debt, pay dividends or redeem stock, make certain investments, and sell assets. UCI is in compliance with all of these covenants.

UCI’s short-term borrowings—At December 31, 2009, short-term borrowings included $0.3 million of a Spanish subsidiary’s notes payable and $3.2 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2008, short-term borrowings included $2.3 million of a Spanish subsidiary’s notes payable and $2.9 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2009, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries’ notes payable was 0.9% and 3.5%, respectively. At December 31, 2008, the interest rate on the Spanish subsidiary’s notes payable and the Chinese subsidiaries’ notes payable was 3.7% and 5.3%, respectively. The Spanish subsidiary’s notes payable are collateralized by certain accounts receivable related to the amounts financed. The Chinese subsidiaries’ notes payable are secured by receivables.

Future payments—The following is a schedule of future payments of debt at December 31, 2009 (in millions):

2010	$21.4
2011	41.0
2012	220.8
2013	465.1
2014	0.1
Thereafter	0.1

$748.5

As discussed previously, on March 15, 2012 and each quarter thereafter, UCI International is required to redeem for cash a portion of each note required to be redeemed to prevent the UCI International Notes from being treated as an applicable high yield discount obligation. In the schedule above, the $89.1 million of UCI International Notes that were issued in lieu of cash interest through December 31, 2009 have been included in the 2012 debt repayment amount. Depending on the circumstances, a portion of the $89.1 million may be paid after 2012.

Interest expense—Net interest expense in 2009 was $60.5 million. Net interest expense in 2008 was $65.4 million, including $0.1 million of accelerated write-off of deferred financing costs due to the voluntary prepayment of $10 million of the senior credit facility term loan. Net interest expense in 2007 was $72.9 million, including $0.6 million of accelerated write-off of deferred financing costs due to the voluntary prepayments of $65 million of the senior credit facility term loan. $0.2 million of interest was capitalized in 2007. No interest was capitalized in 2009 and 2008.

NOTE 14—INCOME TAXES

The components of income before income taxes were as follows (in millions):

	Year ended December 31,
	2009	2008	2007
Income (loss) before income taxes
United States	$8.1	$(17.7)	$26.9
Foreign	5.5	1.0	(4.6)

	$13.6	$(16.7)	$22.3

Components of income tax expense (benefit) were as follows (in millions):

	Year ended December 31,
	2009	2008	2007
Current
Federal	$3.5	$(3.1)	$(5.4)
State	1.0	0.9	1.1
Foreign	1.3	2.5	(1.3)

	5.8	0.3	(5.6)

Deferred
Federal	(1.4)	(2.4)	12.9
State	(0.6)	(0.3)	1.0
Foreign	1.3	(1.9)	—

	(0.7)	(4.6)	13.9

	$5.1	$(4.3)	$8.3

A reconciliation of income taxes computed at the United States Federal statutory tax rate to income tax expense follows (in millions):

	Year ended December 31,
	2009	2008	2007
Income tax expense (benefit) at U.S. Federal statutory rate	$4.8	$(5.8)	$7.8
Federal income taxes related to “check the box” election	(0.4)	3.4	(1.4)
Foreign income not taxable, foreign income tax losses not benefited and rate differential	0.1	(2.0	1.8
State income taxes, net of Federal income tax benefit	0.2	0.4	1.5
Adjust ASC pre-acquisition deferred tax liabilities	—	—	(1.1)
Other, net	0.4	(0.3)	(0.3)

Income tax expense (benefit)	$5.1	$(4.3)	$8.3

The adjustment in the above table for “Adjust ASC pre-acquisition deferred tax liabilities” is to reflect the finally determined tax basis of ASC pre-acquisition intangible assets. “Other, net” in the above table includes reductions of prior year-end tax liabilities to reflect the actual tax expense reported in subsequently filed tax returns.

Deferred taxes were attributable to the following (in millions):

	Year ended December 31,
	2009	2008
Deferred tax assets
Pension and postretirement benefits	$7.5	$6.8
Product returns and warranty accruals	16.0	12.7
Inventory valuation	6.8	7.1
Net operating loss carryforwards	5.2	10.2
Vacation accrual	1.3	1.2
Insurance accruals	3.1	2.8
Allowance for doubtful accounts	1.1	1.4
Tax credit carryforwards	0.3	0.3
Pension liability adjustment included in other comprehensive income (loss)	19.1	22.7
Other accrued liabilities	6.7	1.8
Other	2.2	2.1

	69.3	69.1
Less: valuation allowance for net operating loss carryforwards and foreign tax credit carryforwards	(5.2)	(4.2)

Total deferred tax assets	64.1	64.9

Deferred tax liabilities
Depreciation and amortization	(14.5)	(15.6)
Goodwill amortization for tax, but not book	(21.2)	(17.8
Acquired Intangible assets	(2.4)	(2.2)
Prepaid expenses	(2.7)	(1.7)
Other	(1.1)	(1.2)

Total deferred tax liabilities	(41.9)	(38.5)

Net deferred tax assets (liabilities)	$22.2	$26.4

The net deferred tax assets were included in the balance sheet as follows (in millions):

	December 31,
	2009	2008
Deferred tax assets	$31.0	$30.4
Deferred tax liabilities	(8.8)	(4.0)

Net deferred tax assets (liabilities)	$22.2	$26.4

At December 31, 2007, UCI International had valuation allowances for all of the deferred tax assets associated with foreign net operating loss carryforwards. In 2008, UCI International concluded that $0.6 million of these deferred tax assets would be realized and, accordingly the valuation allowances were reduced by $0.6 million. This reduction resulted in a $0.6 million benefit in 2008 income tax expense.

At December 31, 2009, UCI International had $13.2 million of foreign net operating loss carryforwards with no expiration date, $3.5 million of foreign net operating losses which expire between 2012 and 2019 and $0.3 million of foreign tax credit carryforwards which expire in 2023 and 2024. In assessing the realization of the deferred tax assets related to these carryforwards, UCI International determined that it is more likely than not that $4.9 million of the deferred tax assets related to these loss carryforwards and tax credits will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards.

At December 31, 2009, UCI International had various state net operating loss carryforwards totaling $13.1 million which expire at various times. In assessing the realization of the deferred tax asset related to the state carryforwards, UCI International determined that it is more likely than not that $0.3 million of the deferred tax assets related to the state carryforwards will not be realized. Therefore, a valuation allowance has been recorded for these carryforwards. At December 31, 2008, UCI International had U.S. federal net operating loss carryforwards of $12.9 million. This net operating loss was used in 2009.

Realization of the remaining net deferred tax assets is dependent on UCI International generating sufficient taxable income in future years to utilize the benefits of the reversals of temporary differences. UCI International has performed an assessment regarding the realization of the remaining net deferred tax assets, which includes projecting future taxable income, and has determined it is more likely than not that the remaining net deferred tax assets will be realized.

UCI International does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested. At December 31, 2009, these undistributed earnings amounted to approximately $22.7 million. Determination of the net amount of unrecognized U.S. income taxes with respect to these earnings is not practicable.

Uncertain Tax Positions

On January 1, 2007, UCI International adopted the guidance in ASC 740, “Income Taxes,” prescribing how a company should recognize, measure, present and disclose uncertain tax positions. The effect was immaterial to UCI International’s financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

	2009	2008	2007
Balance at January 1	$7.5	$5.6	$4.3
Additions for tax positions related to the current year	1.3	2.4	2.0
Reductions based on tax position related to the current year	(0.2)	(0.3)	(0.9)
Additions for tax position of prior years	0.1	0.3	0.4
Reductions for tax position of prior years	(0.2)	(0.1)	(0.1)
Reduction for lapse of applicable statutes of limitations	(0.8)	(0.4)	(0.1)

Balance at December 31	$7.7	$7.5	$5.6

At December 31, 2009, approximately $2.7 million of the unrecognized tax benefits, if recognized, would change UCI International’s effective tax rate. In 2009, UCI International recorded, as income tax expense, $0.1 million of penalties related to the unrecognized tax benefits. At December 31, 2009, the total interest (net of federal benefit) and penalties accrued related to uncertain tax benefits were $0.5 million and $0.7 million, respectively.

While most of UCI International’s business is conducted within the United States, UCI International also conducts business in several foreign countries. As a result, UCI International and/or one or more of its subsidiaries files income tax returns in the U.S. federal tax jurisdiction and in many state and foreign tax jurisdictions. In the normal course of business, UCI International is subject to examination by tax authorities in these tax jurisdictions. With few exceptions, UCI International is not subject to examination by federal, state or foreign tax authorities for tax years ending on or before 2004. Chinese tax authorities have commenced a transfer price examination at one of UCI International’s subsidiaries. Other than this examination and routine inquiries, UCI International and its subsidiaries are not currently under examination by tax authorities.

UCI International expects the total unrecognized tax benefits to decline by approximately $0.3 million in 2010. This decline is due to the expiration of applicable statutes of limitations. $0.3 million of this amount will impact the effective tax rate.

NOTE 15—EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

UCI International maintains defined benefit retirement plans covering certain U.S. and non-U.S. employees. Retiree benefits under the defined benefit retirement plans are generally based on years of service and employee compensation.

Obligations and Funded Status

The measurement date used to determine pension obligations is December 31. The following table sets forth the plans’ status (in millions).

	December 31,
	2009	2008
Accumulated benefit obligation	$214.9	$204.4

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$217.5	$198.6
Service cost	4.4	4.4
Interest cost	13.0	12.6
Actuarial loss	2.4	8.5
Plan amendments	—	2.4
Plan curtailment and settlements	(0.1)	—
Benefits paid	(9.7)	(8.6)
Special termination benefits	—	0.2
Currency translation adjustment	0.1	(0.6)

Projected benefit obligations at end of year	$227.6	$217.5

Change in plan assets:
Fair value of plan assets at beginning of year	$146.5	$192.9
Actual return on plan assets	25.4	(40.9)
Employer contributions	4.2	3.4
Benefits paid	(9.7)	(8.6)
Currency translation adjustment	0.1	(0.3)

Plan assets at end of year	$166.5	$146.5

Funded status, net	$(61.1)	$(71.0)

Amounts recognized in the balance sheet consist of:
Noncurrent assets	$0.6	$—
Current liabilities	(0.1	(0.1
Noncurrent liabilities	(61.6)	(70.9)

	$(61.1)	$(71.0)

A portion of the above “Funded status, net” has not been recorded in any of UCI International’s income statements, but instead has been recorded in “Accumulated other comprehensive income (loss).” Amounts recognized in “Accumulated other comprehensive income (loss)” consisted of (in millions):

	Dec 31, 2008	Amortization and curtailment in 2009 pension expense	2009 Additions	Dec 31, 2009
Prior service costs	$(3.1)	$0.4	$—	$(2.7)
Net actuarial gain (loss)	(55.2)	0.3	8.6	(46.3)
Deferred income tax benefit (expense)	22.2	(0.3)	(3.1)	18.8

Accumulated other comprehensive income (loss)	$(36.1)	$0.4	$5.5	$(30.2)

	Dec 31, 2007	Amortization, in 2008 pension expense	2008 Additions	Dec 31, 2008
Prior service costs	$(1.0)	$0.3	$(2.4)	$(3.1)
Net actuarial gain (loss)	9.4	—	(64.6)	(55.2)
Deferred income tax benefit (expense)	(3.2)	(0.1)	25.5	22.2

Accumulated other comprehensive income (loss)	$5.2	$0.2	$(41.5)	$(36.1)

In 2010, a loss of approximately $0.9 million will be amortized from “Accumulated other comprehensive income (loss).”

For certain of the pension plans, accumulated benefit obligations (ABO) exceed plan assets. For these plans, the combined projected benefit obligation, ABO and fair value of plan assets were $219.8 million, $207.4 million and $158.1 million, respectively, as of December 31, 2009 and $217.4 million, $204.4 million and $146.4 million, respectively, as of December 31, 2008.

Components of Net Periodic Pension Expense

The components of net periodic pension expense were as follows (in millions):

	Year ended December 31,
	2009	2008	2007
Service cost	$4.4	$4.4	$5.5
Interest cost	13.0	12.6	12.0
Expected return on plan assets	(14.4)	(15.2)	(14.1)
Amortization of prior service cost	0.3	0.3	0.1
Amortization of unrecognized gain	0.3	(0.1)	0.2
Special termination benefits and curtailment (gain) loss recognized	0.2	0.2	(0.9)

	$3.8	$2.2	$2.8

In 2009, UCI International recorded $0.2 million of curtailment losses related to headcount reductions as part of specific actions taken to align UCI International’s cost structure with current market conditions. As a result of closing one of UCI International’s water pump operations (Note 2), in 2008 UCI International recorded $0.2 million of expense for special pension benefits for the terminated employees and in 2007 UCI International recorded a $0.9 million curtailment gain.

Assumptions

UCI International determines its actuarial assumptions on an annual basis. In determining the present values of UCI International’s benefit obligations and net periodic pension expense for all plans as of and for the years ended December 31, 2009, 2008 and 2007, UCI International used the following assumptions:

	2009	2008	2007
Weighted average discount rate to determine benefit obligations	6.0%	6.2%	6.5%
Weighted average discount rate to determine net cost	6.2%	6.5%	5.8%
Weighted average rate of future compensation increases to determine benefit obligation	3.5%	4.0%	4.0%
Weighted average rate of future compensation increases to determine net cost	4.0%	4.0%	4.0%
Weighted average rate of return on plan assets to determine net cost	8.0%	8.0%	8.0%

The discount rate was determined considering current yield curves representing high quality, long-term fixed income instruments. The discount rate for our U.S. plans is based on a review of high quality (Aa or better) bonds from the Barclay’s Capital bond database.

Plan Assets

UCI International directs the investment of the plans’ assets with the objective of being able to meet current and future benefit payment needs while maximizing total investment returns within the constraints of a prudent level of portfolio risk and diversification. UCI International believes it is prudent to diversify among and within each asset class to decrease portfolio risk while, at the same time, proving the potential for enhanced long-term returns. Equity investments comprise the largest portion of the plan assets because they are believed to provide greater long-term returns than fixed income investments, although with greater short-term volatility. Additionally, UCI International believes that a meaningful allocation to foreign equities will increase portfolio diversification and thereby decrease portfolio risk while, at the same time, providing the potential for enhanced long-term returns. With respect to fixed income investments, UCI International believes that the duration of the fixed income component should approximate the projected benefit obligation duration for better correlation of assets to liabilities.

Derivatives, options and futures are permitted investments but only for the purpose of reducing risk. Derivatives, options and futures are not permitted for speculative purposes. Currently, the use of derivative instruments is not significant when compared to the overall portfolio.

UCI International believes that investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies. Consistent with this belief, UCI International retains the services of professional money managers to provide advice and recommendations to help UCI International discharge its fiduciary responsibilities in furtherance of the plans’ goals. With the services of professional money managers and the asset allocation targets discussed below, UCI International believes that the assumed expected long-term return on plan assets of 8.0% used to determine net pension cost will be achieved.

UCI International has a long-term strategic target for the allocation of plan assets. However, UCI International realizes that actual allocations at any point will vary from this strategic target due to current and anticipated market conditions and required cash flows to and from the plans. The “Permitted Range” anticipates this fluctuation and provides flexibility for the professional managers’ portfolios to vary around the target without a mandatory immediate rebalancing.

	Strategic Target	Permitted Range
U.S. equities	42%	37% to 47%
Foreign equities	23%	18% to 28%
Fixed income	35%	25% to 45%

	100%

The fair value of the plan assets at December 31, 2009 are presented below (in millions).

		% of Total
U.S. equities
Large Cap Growth	$17.0
Large Cap Value	15.6
Large Cap Indexed	26.7
Small and Mid Cap Growth	8.2
Small and Mid Cap Value	9.3

Total U.S. equities	76.8	47%

Foreign equities	35.4	21%

Fixed income
Short & Mid Duration	16.3
Long Duration	30.5
Long Duration Indexed	6.8

Total fixed income	53.6	32%

Cash	0.7	*

	$166.5	100%

*	Less than 1%

The plan assets are primarily invested in commingled collective trusts, as well as a portion in pooled separate accounts of a large, rated A+ (Superior) by A.M. Best insurance company, collectively the “Investment Funds.” The Investment Funds are managed by professional money managers. The following provides a summary of the investment styles of the respective Investment Funds.

Growth Investment Funds—This investment style seeks long-term growth through equity appreciation. Large Cap Growth funds seeks long-term appreciation through investment in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid Cap Growth funds invest in small and mid market capitalizations similar to companies in the Russell 2500.

Value Investment Funds—This investment style seeks to identify equity securities that are perceived to be undervalued in the marketplace. Large Cap Value funds invest in large market capitalizations similar to companies in the Russell 1000, while the Small and Mid Cap Growth funds invest in small and mid market capitalizations similar to companies in the Russell 2500.

Large Cap Indexed—This investment style seeks to replicate the S&P 500.

Foreign Equities—This investment style uses multiple sub-advisors including core, value, growth and emerging markets strategies to provide a diversified exposure to non-U.S. equity markets.

Short & Mid Duration Fixed Income—This investment style invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies with shorter average durations. This investment style benchmarks against the Barclays Capital Aggregate Index.

Long Duration Fixed Income—This investment style invests in a diversified portfolio of corporate securities and U.S. Treasury securities which have maturities greater than ten years. The asset allocation is weighted much heavier to U.S. investment grade corporate securities.

Long Duration Indexed—This investment style seeks to track the return of the Barclays Capital Long Government / Credit Bond Index. This strategy invests in a diversified portfolio of corporate securities and U.S. Treasuries and Agencies which have maturities greater than ten years.

Fair value measurements—The Investment Funds determine the fair value of them by accumulating the fair values of their underlying investments. The pension plans own undivided interests in the underlying assets of the Investment Funds where no active market exists for the identical investment. Accordingly, the fair value measurements of the Investment Funds are considered Level 2 measurements.

Cash Flows

It is UCI International’s policy to fund amounts for pension plans sufficient to meet the minimum requirements set forth in applicable benefits laws and local tax laws, for U.S. plans, including the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008 for U.S. plans. From time to time, UCI International may contribute additional amounts as deemed appropriate. During 2010, UCI International expects to contribute approximately $3.1 million to its plans.

Pension benefits expected to be paid are as follows: $10.6 million in 2010; $11.1 million in 2011; $11.6 million in 2012; $12.1 million in 2013; $12.6 million in 2014; and $70.8 million in 2015 through 2019. Expected benefit payments are based on the same assumptions used to measure UCI International’s benefit obligations at December 31, 2009 and include estimated future employee service.

Profit Sharing and Defined Contribution Pension Plans

Certain UCI International subsidiaries sponsor defined contribution plans under section 401(k) of the Internal Revenue Code. Eligible participants may elect to defer from 5% to 50% of eligible compensation, subject to certain limitations imposed by the Internal Revenue Code. For some plans, such subsidiaries are required to match employees’ contributions based on formulas which vary by plan. For the rest of these plans, UCI International matching contributions are discretionary. For those plans where UCI International’s matching contributions are discretionary, UCI International did not make any matching contribution in 2009.

UCI International subsidiaries in China participate in government-sponsored defined contribution plans. UCI International’s subsidiary in the United Kingdom sponsors a defined contribution plan. For United States profit sharing and defined contribution pension plans, UCI International expensed $1.1 million, $2.8 million and $3.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. For the Chinese and United Kingdom defined contribution plans, UCI International expensed $0.1 million, $0.7 million, and $0.4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Other Postretirement Benefits

Certain UCI International subsidiaries provide health care and life insurance benefits to eligible retired employees. The plans are partially funded by participant contributions and contain cost-sharing features such as deductibles and coinsurance.

The measurement date used to determine postretirement obligations is December 31. The following table presents information for the postretirement plans (in millions):

	December 31,
	2009	2008
Change in benefit obligations
Benefit obligations at beginning of year	$9.7	$8.3
Service cost	0.3	0.3
Interest cost	0.6	0.5
Actuarial loss	—	1.3
Benefits paid	(0.8)	(0.7)

Benefit obligations accrued at end of year	$9.8	$9.7

The accrued obligation was included in the balance sheet as follows (in millions):

	December 31,
	2009	2008
Accrued obligation included in “Accrued expenses and other current liabilities”	$(0.7)	$(0.8)
Accrued obligation included in “Pension and other postretirement liabilities”	(9.1)	(8.9)

	$(9.8)	$(9.7)

A portion of the $9.8 million and $9.7 million of accrued liabilities shown above has not been recorded in UCI International’s income statements, but instead has been recorded in “Accumulated other comprehensive income (loss).” The accumulated amounts in “Accumulated other comprehensive income (loss)” were $(1.0) million (($0.6) million after tax) and $(1.0) million ($(0.6) million after tax) at December 31, 2009 and 2008, respectively.

The following were the components of net periodic postretirement benefit cost (in millions):

	Year ended December 31,
	2009	2008	2007
Service cost	$0.3	$0.3	$0.2
Interest cost	0.6	0.5	0.5

	$0.9	$0.8	$0.7

UCI International determines its actuarial assumptions annually. In determining the present values of UCI International’s benefit obligations, UCI International used discount rates of 6.0%, 6.1% and 6.5% for the years ended December 31, 2009, 2008 and 2007, respectively. In determining UCI International’s benefit obligation at December 31, 2009, the annual health care cost trend rate is assumed to decline from 8.0% in 2010 to 4.5% in 2030. In determining net periodic benefit cost, UCI International used discount rates of 6.1%, 6.5% and 5.8% for the years ended December 31, 2009, 2008 and 2007, respectively. Increasing the assumed healthcare cost trend rates by one percentage point would result in additional annual costs of approximately $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would result in a decrease of approximately $0.1 million in annual costs. The effect on postretirement benefit obligations at December 31, 2009 of a one percentage point increase would be $0.5 million. The effect of a one percentage point decrease would be $0.4 million.

UCI International continues to fund medical and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for postretirement benefits have not been material. During 2010, UCI International expects to contribute approximately $0.7 million to its postretirement benefit plans. In the years 2011 through 2014, UCI International expects to pay $0.7 million of benefits each year. The aggregate benefits expected to be paid in the five years 2015 through 2019 are $3.8 million.

NOTE 16—COMMITMENTS AND CONTINGENCIES

Leases

The following is a schedule of the future minimum payments under operating leases that have non-cancelable lease terms (in millions):

Minimum payments
2010	$5.8
2011	4.8
2012	4.0
2013	3.5
2014	3.3
2015 and thereafter	12.2

$33.6

These lease payments include the payment of certain taxes and other expenses. Rent expense was $6.3 million, $5.8 million and $4.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Insurance Reserves

UCI International purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which UCI International is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which UCI International is responsible are included in the balance sheet in “Accrued expenses and other current liabilities.”

Environmental

UCI International is subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International has been identified as a potentially responsible party for contamination at two sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. The second site is a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.6 million accrued at December 31, 2009 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on results for a single quarter. Expenditures for these environmental matters totaled $0.4 million in each of 2009, 2008 and 2007.

In addition to the two matters discussed above, UCI International has been named as a potentially responsible party at a site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. Also, UCI International is involved in regulated remediation at two of its manufacturing sites (the “Manufacturing Sites”). The combined cost of the remaining remediation at such Manufacturing Sites is $0.3 million. UCI International anticipates that the majority of the $0.4 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site and the Manufacturing Sites have been immaterial.

Antitrust Litigation

UCI and its wholly owned subsidiary, Champion Laboratories, Inc. (“Champion”), were named as two of multiple defendants in 23 complaints originally filed in the District of Connecticut, the District of New Jersey, the Middle District of Tennessee and the Northern District of Illinois alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1, related to aftermarket oil, air, fuel and transmission filters. Eight of the complaints also named The Carlyle Group as a defendant, but those plaintiffs voluntarily dismissed Carlyle from each of those actions without prejudice. Champion, but not UCI, was also named as a defendant in 13 virtually identical actions originally filed in the Northern and Southern Districts of Illinois, and the District of New Jersey. All of these complaints are styled as putative class actions on behalf of all persons and entities that purchased aftermarket filters in the U.S. directly from the defendants, or any of their predecessors, parents, subsidiaries or affiliates, at any time during the period from January 1, 1999 to the present. Each case seeks damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees.

UCI and Champion were also named as two of multiple defendants in 17 similar complaints originally filed in the District of Connecticut, the Northern District of California, the Northern District of Illinois and the Southern District of New York by plaintiffs who claim to be indirect purchasers of aftermarket filters. Two of the complaints also named The Carlyle Group as a defendant, but the plaintiffs in both of those actions voluntarily dismissed Carlyle without prejudice. Champion, but not UCI, was also named in 3 similar actions originally filed in the Eastern District of Tennessee, the Northern District of Illinois and the Southern District of California. These complaints allege conspiracy violations of Section 1 of the Sherman Act and/or violations of state antitrust, consumer protection and unfair competition law. They are styled as putative class actions on behalf of all persons or entities who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, their agents or entities under their control, at any time between January 1, 1999 and the present; with the exception of three complaints which each allege a class period from January 1, 2002 to the present, and one complaint which alleges a class period from the “earliest legal permissible date” to the present. The complaints seek damages, including statutory treble damages, an injunction against future violations, disgorgement of profits, costs and attorney’s fees.

On August 18, 2008, the Judicial Panel on Multidistrict Litigation (“JPML”) issued an order transferring the U.S. direct and indirect purchaser aftermarket filters cases to the Northern District of Illinois for coordinated and consolidated pretrial proceedings before the Honorable Robert W. Gettleman pursuant to 28 U.S.C. § 1407. On November 26, 2008, all of the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act. The direct purchaser plaintiffs seek damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees. On February 2, 2009, Champion filed its answer to the direct purchasers’ Consolidated Amended Complaint.

On December 1, 2008, all of the indirect purchaser plaintiffs, except Gasoline and Automotive Service Dealers of America (“GASDA”), filed a Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law. The indirect purchaser plaintiffs seek damages, including statutory treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorney’s fees. On February 2, 2009, Champion and the other defendants jointly filed a motion to dismiss the Consolidated Indirect Purchaser Complaint. On November 5, 2009, the Court granted the motion in part, and denied it in part. The Court directed the indirect purchaser plaintiffs to file an amended complaint conforming to the order. On November 30, 2009, the indirect purchasers filed an amended complaint. On December 17, 2009, the indirect purchasers filed a motion for leave to file a second amended complaint. On December 22, 2009, the Court granted the motion for leave, but gave defendants permission to move to dismiss the second amended complaint. Defendants’ filed that motion to dismiss on January 19, 2010.

On February 2, 2009, Champion, UCI and the other defendants jointly filed a motion to dismiss the GASDA complaint. On April 13, 2009, GASDA voluntarily dismissed UCI from its case without prejudice. On November 5, 2009, the Court granted defendants’ motion.

Pursuant to a stipulated agreement between the parties, all defendants produced limited initial discovery on January 30, 2009. On December 10, 2009 the plaintiffs filed their first sets of interrogatories and requests for production of documents. On January 11, 2010, all defendants filed a number of discovery requests to plaintiffs and third parties. All discovery responses were due on February 16, 2010. On January 21, 2010, the Court entered a scheduling order for discovery. Under this order, discovery related to class-certification will proceed immediately, with document production scheduled to be completed no later than June 21, 2010. Class certification briefing will follow the completion of document production, and expert discovery on merits-related issues will follow the court’s ruling on plaintiffs’ motions for class certification.

On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California, for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. On March 5, 2009, one of the defendants filed a notice of removal to the U.S. District Court for the Central District of California, and then subsequently requested that the JPML transfer this case to the Northern District of Illinois for coordinated pre-trial proceedings, and the JPML did.

Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith (contrary to art. 6 of the Civil Code of Quebec) related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of $5.0 million in compensatory damages and $1.0 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

Champion, but not UCI, was also named as one of 14 defendants in a class action filed on May 21, 2008, in Ontario, Canada. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of $150 million in general damages and $15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On July 30, 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. We are cooperating with the Attorney General’s requests. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 (f) of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks damages, including statutory treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois before the Honorable Robert W. Gettleman.

The Antitrust Division of the Department of Justice (DOJ) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

We intend to vigorously defend against these claims.

Value-added Tax Receivable

UCI International’s Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $3.7 million from the Mexican Department of Finance and Public Credit, which are included in the balance sheet in “Other current assets”. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected UCI International’s claims for these refunds, and UCI International has commenced litigation in the regional federal administrative and tax courts in Monterrey to order the local tax authorities to process these refunds.

Patent Litigation

Champion is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. No judgment has yet been entered by the court in this matter. Champion continues to vigorously defend this matter; however, there can be no assurance with respect to the outcome of litigation. UCI International has recorded a $6.5 million liability and incurred trial costs of $0.5 million in the financial statements for this matter.

Other Litigation

UCI International is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, UCI International believes that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on UCI International’s financial condition or results of operations.

NOTE 17—RELATED PARTY TRANSACTIONS

UCI International has an employment agreement with one of its executive officers providing for annual compensation amounting to approximately $0.5 million per annum plus bonuses and severance pay under certain circumstances. In addition, UCI International has agreements with certain of its other executive officers providing for severance under certain circumstances. The severance agreements generally provide for salary continuation for a period of twelve months or, in the case of a change in control, a period of 24 months. Total potential severance for its executive officers amounts to approximately $1.4 million, or in the case of a change in control, approximately $2.8 million.

In 2003, UCI International entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to UCI International and its subsidiaries. Pursuant to this agreement, UCI International pays an annual management fee of $2.0 million and out-of-pocket expenses, and UCI International may pay Carlyle additional fees associated with financial advisory services and other transactions. The management agreement provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle’s performance of services under this agreement. The agreement terminates either when Carlyle or its affiliates own less than 10% of UCI International’s equity interest or when UCI International and Carlyle mutually agree to terminate the agreement.

Sales to The Hertz Corporation were $0.9 million, $0.6 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Affiliates of The Carlyle Group own more than 10% of Hertz Global Holdings, Inc. The Hertz Corporation is an indirect, wholly-owned subsidiary of Hertz Global Holdings, Inc.

Sales to Allison Transmission, Inc. were $0.6 million for the year ended December 31, 2009. Affiliates of The Carlyle Group own more than 10% of Allison Transmission, Inc.

As part of the ASC Acquisition, UCI International acquired a 51% interest in a Chinese joint venture. This joint venture purchases aluminum castings from UCI International’s 49% joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. (“LMC”) and other materials from LMC’s affiliates. In 2009, 2008 and 2007, UCI International purchased $11.1 million, $12.0 million and $15.4 million, respectively, from LMC and its affiliates. In addition, UCI International sold materials and processing services to LMC in the amount of $3.1 million in 2009.

ASC rents a building from its former president. The 2009, 2008 and 2007 rent payments, which are believed to be at market rate, were $1.5 million, $1.5 million and $1.4 million, respectively.

NOTE 18—GEOGRAPHIC INFORMATION

UCI International had the following net sales by country (in millions):

	Year ended December 31,
	2009	2008	2007
United States	$755.1	$735.1	$821.7
Canada	29.0	30.1	34.0
Mexico	24.7	32.9	34.7
United Kingdom	11.6	12.3	13.8
France	8.6	9.8	8.5
Germany	5.4	5.0	4.2
Spain	4.2	5.2	4.1
Venezuela	2.3	4.6	6.4
Other	44.1	45.4	42.4

	$885.0	$880.4	$969.8

Net long-lived assets by country were as follows (in millions):

	December 31,
	2009	2008
United States	$194.2	$203.2
China	29.7	33.2
Mexico	8.9	9.9
Spain	3.8	2.3
Goodwill	241.5	241.5

	$478.1	$490.1

NOTE 19—STOCK-BASED COMPENSATION

In 2009, 2008 and 2007, pre-tax expenses of $0.4 million, $0.8 million and $3.4 million, respectively, were recorded for stock option based compensation.

Description of Equity Incentive Plan

UCI International adopted a stock option plan in 2003. In December 2008, the Board of Directors of UCI International approved the adoption of an amended and restated equity incentive plan that represented a complete amendment, restatement and continuation of the previous stock option plan. The amended and restated equity incentive plan permits the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options and restricted shares granted pursuant to the equity incentive plan must be authorized by the Compensation Committee of the Board of Directors of UCI International. The aggregate number of shares of UCI International’s common stock that may be issued under the equity incentive plan may not exceed 450,000.

The terms of the options may vary with each grant and are determined by the Compensation Committee within the guidelines of the equity incentive plan. No option life can be greater than ten years. Options currently vest over an 8 year period, and vesting of a portion of the options could accelerate if UCI International achieves certain financial targets, or in the event of certain changes in control. The options have an exercise price equal to the estimated market value of UCI International’s common stock on the date of grant, except for options to purchase 45,750 shares of stock granted in 2007 at an exercise price that was above the estimated market value at the date of grant.

The terms of the restricted stock are determined by the Compensation Committee within the guidelines of the equity incentive plan. The shares of the restricted stock vest only upon a change in control of UCI International.

Stock Options

Options granted prior to December 2006 originally had an exercise price of $100. In January 2007, as a result of the dividend paid to UCI International stockholders of approximately $96 per share, the exercise price for all options outstanding as of that date was revised to $5 per share. See “Stock Option Modifications” below.

Information related to the number of shares under options follows:

	December 31,
	2009	2008	2007
Number of shares under option:
Outstanding, beginning of year	177,426	233,995	321,565
Granted	2,000	2,000	73,750
Canceled	(48,061)	(38,000)	(42,654)
Exercised	(3,650)	(20,569)	(118,666)

Outstanding, end of year	127,715	177,426	233,995

Exercisable, end of year	110,906	141,520	148,611

The Black-Scholes option pricing model was used to estimate fair values of the options as of the date of grant. The fair value of options granted in 2009 and 2008 was $29.98 and $5.06, respectively. The fair value of options granted in 2007 ranged from $4.05 to $12.96. Principal assumptions used in applying the Black-Scholes model were as follows:

Valuation assumptions	2009	2008	2007
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.92%	2.82%	4.67%
Volatility	41.76%	42.15%	41.83%
Expected option term in years	8	8	8
Weighted average exercise price per share	$58.80	$23.63	$74.11
Weighted average market value per share	$58.80	$13.87	$23.63

Because of its outstanding debt balances, UCI International does not anticipate paying cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero. The expected option term is based on the assumption that options will be outstanding throughout their 8-year vesting period. Volatility is based upon the volatility of comparable publicly traded companies. Because UCI International is not publicly traded, the market value of its stock is estimated based upon the valuation of comparable publicly traded companies, the value of reported acquisitions of comparable companies, and discounted cash flows. The exercise price and market value per share amounts presented above were as of the date the stock options were granted.

A summary of stock option activity in 2009 follows:

	Number of Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2008	177,426	$13.66
Granted	2,000	58.80
Canceled	(48,061)	26.04
Exercised	(3,650)	5.00

Outstanding at December 31, 2009	127,715	9.60	5.4 years

Exercisable at December 31, 2009	110,906	$8.37	5.2 years

The intrinsic value of options exercised during 2009, 2008 and 2007 was $0.1 million, $0.3 million and $2.2 million, respectively. Proceeds from the exercise of options in 2009, 2008 and 2007 of $18 thousand dollars, $0.1 million and $0.6 million, respectively, were received and retained by UCI International.

A summary of the number of shares under options that are outstanding as of December 31, 2009 follows:

Number of Shares Under Option	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2009	Weighted Average Exercise Price
108,715	4.9	5.00	100,353	5.00
15,000	8.1	23.63	8,153	23.63
2,000	10.0	58.80	400	58.80
2,000	8.0	105.00	2,000	105.00

At December 31, 2009, there was $0.9 million of unrecognized compensation cost relating to outstanding unvested stock options. Approximately $0.4 million of this cost will be recognized in 2010. The balance will be recognized in declining amounts through 2015.

The $0.4 million, $0.8 million and $3.4 million of stock option based compensation expense recorded in 2009, 2008 and 2007, respectively, is a non-cash charge.

Stock Option Modifications

In December 2006, UCI International declared a dividend of approximately $96 per share of common stock. In accordance with the terms of the agreement related to then outstanding stock options, in January 2007 the exercise price of all outstanding options was lowered to offset the adverse effect the dividend had on the value of the options. This change did not increase the value of the options; consequently, no additional compensation expense was or will be incurred.

In 2007, the Compensation Committee of the Board of Directors accelerated the vesting of approximately 10% of the then outstanding stock options and lowered the levels of profitability and cash generation required to achieve future accelerated vesting, including those for the 2007 year. This resulted in $1.5 million more expense in 2007 than would have been incurred had the changes not been made. Earlier vesting affects when stock option expense is recognized, but does not affect the ultimate total expense. Consequently, accelerating the vesting resulted in recording more of the total expense in 2007 and less in later years.

Restricted Stock

In December 2008, the Compensation Committee granted 32,500 shares of restricted stock in exchange for options to purchase 32,500 shares of common stock issued in 2007 at an exercise price of $105.00 per share. The stock options surrendered in exchange for the restricted stock are presented as a cancellation of stock options in the stock option activity table above. Also in December 2008, the Compensation Committee granted an additional 21,840 shares of restricted stock to various members of management.

A summary of all restricted stock activity during 2009 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2008	54,340	$13.87
Granted	59,500	$48.13
Vested	—	$—
Forfeited	(4,000)	$13.87

Restricted Stock Outstanding at December 31, 2009	109,840	$32.43

During 2009 and 2008, the Company granted 59,500 and 54,340 shares of restricted stock with aggregate fair values of $2.9 million and $0.7 million, respectively.

The terms of the restricted stock agreement provide that the shares of restricted stock vest only upon a change of control, as defined, of UCI International. Due to the uncertainty surrounding the ultimate vesting of the restricted stock, no stock-based compensation expense has been recorded. When a change in control becomes probable, expense equal to the fair value of the stock at that time will be recorded.

NOTE 20—EARNINGS (LOSS) PER SHARE

UCI International presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options. The treasury stock method assumes that UCI International uses the proceeds from the exercise of awards to repurchase common stock at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future, compensation cost for future service that UCI International has not yet recognized and any tax benefits that would be credited to additional paid-in capital when the award generates a tax deduction. If there would be a shortfall resulting in a charge to additional paid-in capital, such an amount would be a reduction of the proceeds.

The terms of the restricted stock agreement provide that the shares of restricted stock vest only upon a change of control, as defined, of UCI International. Due to the uncertainty surrounding the ultimate vesting of the restricted stock, these contingently issuable shares are excluded from the computation of basic EPS and diluted EPS.

The following table reconciles the numerators and denominators used to calculate basic EPS and diluted EPS and presents basic EPS and diluted EPS (in thousands, except per share data):

	Year Ended December 31,
	2009	2008	2007
Net income (loss) from continuing operations attributable to UCI International, Inc.	$9,202	$(11,608)	$14,092
Gain on sale of discontinued operations, net of tax	—	—	2,707

Net income (loss) attributable to UCI International, Inc.	$9,202	$(11,608)	$16,799

Weighted Average Shares of Common Stock Outstanding:
Basic weighted average shares of common stock outstanding	2,862	2,853	2,813
Dilutive effect stock-based awards	52	—	48

Diluted weighted average shares of common stock outstanding	2,914	2,853	2,861

Basic earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$3.22	$(4.07)	$5.01
Gain on sale of discontinued operations, net of tax	—	—	0.96

Net income (loss) attributable to UCI International, Inc.	$3.22	$(4.07)	$5.97

Diluted earnings per share attributable to common stockholders:
Income (loss) from continuing operations	$3.16	$(4.07)	$4.92
Gain on sale of discontinued operations, net of tax	—	—	0.95

Net income (loss) attributable to UCI International, Inc.	$3.16	$(4.07)	$5.87

Options to purchase 17 thousand, 149 thousand and 140 thousand shares of common stock at a weighted average exercise price of $37.34, $15.22 and $41.40 per share were outstanding as of December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted EPS because they were anti-dilutive.

NOTE 21—FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) UCI International’s assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of “observable inputs” and minimize the use of “unobservable inputs.” The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using UCI International’s estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Interest rate swap measured at fair value on a recurring basis

The only recurring fair value measurement reflected in UCI International’s financial statements was the measurement of interest rate swaps. These interest rate swaps are described in Note 22. The swaps expired in August 2008 and were not replaced.

When the swaps were outstanding, the fair value of the interest rate swaps were estimated at the present value of the difference between (i) interest payable for the duration of the swap at the swap interest rate and (ii) interest that would be payable for the duration of the swap at the relevant current interest rate at the date of measurement. The estimated fair value was based on “Level 2” inputs.

Assets measured at fair value on a nonrecurring basis

In 2009, no assets were adjusted to their fair values on a nonrecurring basis.

In 2008, the assets listed in the following table were adjusted to fair value on a nonrecurring basis. The amounts are in millions.

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)	2008 Write-down Loss Adjustments
Assets held for sale (a)	$0.0	$(1.3)
Trademarks (b)	$0.5	$(0.5)

(a)	See Note 2 for a description of the impairment write-down of these long-lived assets held for sale. Their carrying amount of $1.3 million was written down to their fair value of zero. This resulted in a loss of $1.3 million, which was included in the 2008 income statement in “Restructuring costs”.

(b)	See Note 9 for a description of the 2008 impairment write-down of this intangible asset. The estimated fair value of this asset is based on discounted cash flows. The cash flows are estimated benefits, which are in the form of avoided costs, because UCI International owns this intangible asset. The estimated fair value of this intangible asset is based on “Level 3” inputs.

Fair value of financial instruments

Cash and cash equivalents—The carrying amount of cash equivalents approximates fair value because the original maturity is less than 90 days.

Trade accounts receivable—The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable—The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings—The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt—The fair value of the $190 million of term loan borrowings under UCI’s senior credit facility at December 31, 2009 and 2008 was $176.7 million and $131.1 million, respectively. The estimated fair value of UCI’s term loan was based on information provided by an independent third party who participates in the trading market for debt similar to the term loan. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of UCI’s $230 million senior subordinated notes at December 31, 2009 and 2008 was $221.1 million and $94.9 million, respectively. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of the senior subordinated notes, these inputs are considered to be Level 2 inputs.

The fair value of the UCI International Notes at December 31, 2009 and December 31, 2008 was $274.2 million and $94.1 million, respectively. The estimated fair value of these notes is based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

Interest rate swaps—See Note 22.

NOTE 22—INTEREST RATE SWAPS

In connection with UCI’s senior credit facilities, UCI was party to interest rate swap agreements that effectively converted $80 million of variable rate debt to fixed rate debt for the two years ended August 2007, and converted $40 million for the 12-month period ended August 2008. The variable component of the interest rate on borrowings under UCI’s senior credit facilities is based on LIBOR. Under the swap agreements, UCI paid 4.4%, and received the then current LIBOR on $80 million through August 2007 and UCI paid 4.4% and received the then current LIBOR on $40 million for the 12-month period ending August 2008. UCI did not replace the interest rate swap that expired in August 2008.

Quarterly, UCI International adjusted the carrying value of this interest rate swap derivative to its estimated fair value. The offset to the change in this carrying value was recorded as an adjustment to “Accumulated other comprehensive income (loss)” in UCI International’s stockholder’s equity. At December 31, 2006, UCI International recorded a $0.8 million asset to recognize the fair value of its interest rate swaps. UCI International also recorded a $0.3 million deferred tax liability associated therewith. At December 31, 2007, the estimated fair value was $7 thousand dollars.

NOTE 23—OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) was as follows (in millions):

	Interest rate swaps	Foreign Currency adjustment	Pension ad OPEB Liability adjustment	Total accumulated other comprehensive income (loss)
Balance at January 1, 2007	$0.5	$0.6	$(3.6)	$(2.5)
2007 change	(0.5)	0.8	9.0	9.3

Balance at December 31, 2007	—	1.4	5.4	6.8
2008 change	—	(4.3)	(42.1)	(46.4)

Balance at December 31, 2008	—	(2.9)	(36.7)	(39.6)
2009 change	—	1.2	5.9	7.1

Balance at December 31, 2009	$—	$(1.7)	$(30.8)	$(32.5)

NOTE 24—OTHER INFORMATION

Cash payments for interest in 2009, 2008 and 2007 were $29.6 million, $33.6 million and $40.4 million, respectively. Cash payments (net of refunds) for income taxes for 2009, 2008 and 2007 were $7.6 million, $(3.5) million and $(1.3) million, respectively.

At December 31, 2009 and 2008, 5,000,000 shares of voting common stock were authorized and 2,864,210 and 2,860,560, respectively, were, issued and outstanding. The par value of each share of common stock is $0.01 per share.

NOTE 25—CONCENTRATION OF RISK

UCI International places its cash investments with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at December 31, 2009 and 2008, were uninsured. Foreign cash balances at December 31, 2009 and 2008 were $8.4 million and $6.7 million, respectively.

UCI International sells vehicle parts to a wide base of customers. Sales are primarily to automotive aftermarket customers. UCI International has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, approximated 30%, 29% and 28% of total net sales for the years ended December 31, 2009, 2008 and 2007, respectively. No other customer accounted for more than 10% of total net sales for the years ended December 31, 2009, 2008 and 2007.

NOTE 26—QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of the unaudited quarterly results of operations. UCI International believes that all adjustments considered necessary for a fair presentation in accordance with generally accepted accounting principles have been included (in millions).

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
2009
Net sales	$219.9	$217.4	$228.9	$218.8
Gross profit	40.3	48.3	55.8	55.2
Net income (loss) attributable to UCI International, Inc.	(4.4)	2.5	8.2	2.9

2008
Net sales	229.3	229.3	218.1	203.7
Gross profit	51.1	46.7	47.5	32.6
Net income (loss) attributable to UCI International, Inc.	0.9	(1.1)	(0.5)	(10.9)

UCI International’s quarterly results were affected by the gains and (losses) described in Notes 2, 9, 12 and 16. Below is a summary of the gains and (losses). Except for the effect on cost of sales described in Note 2 and the reduction in sales described in Note 12, none of these losses affect net sales or gross profit. The amounts below are after-tax amounts:

	2009 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Note 2—Restructuring costs	$0.1	$(0.4)	$0.3	$0.6
Note 16—Patent litigation costs	—	—	—	4.3

	2008 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
Note 2—Restructuring costs	$(0.2)	$(0.1)	$(0.1)	$(1.1)
Note 9—Trademark impairment loss	—	—	—	(0.3)
Note 12—Higher than normal warranty loss provision	—	(3.6)	—	(0.6)

NOTE 27—SUBSEQUENT EVENTS

In February 2010, UCI International entered into an agreement to sell its entire 51% interest in its Chinese joint venture to its joint venture partner, LMC. The sale price is approximately $0.9 million, plus the assumption of certain liabilities due UCI International of approximately $2.5 million. Based upon the terms of the proposed transaction, UCI International will record an after tax loss in the range of $1.2 million to $1.6 million.

The sale agreement also provides for the Company to enter into a long-term supply agreement pursuant to which LMC will supply certain cooling system components to the Company. As part of this long-term supply agreement, LMC will purchase from UCI International all the aluminum necessary to produce aluminum parts to be supplied under the agreement. The completion of the sale is subject to certain closing conditions, including approval from governmental entities in China; accordingly, there is no assurance when, or if, the transaction will be completed.

UCI International, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2010	December 31, 2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$165,872	$131,942
Accounts receivable, net	263,753	261,210
Inventories, net	134,522	133,058
Deferred tax assets	31,247	31,034
Assets held for sale—Note N	4,637	—
Other current assets	18,314	23,499

Total current assets	618,345	580,743
Property, plant and equipment, net	142,400	149,753
Goodwill	241,461	241,461
Other intangible assets, net	67,099	68,030
Deferred financing costs, net	2,912	3,164
Restricted cash	9,400	9,400
Other long-term assets	5,931	6,304

Total assets	$1,087,548	$1,058,855

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$111,385	$111,898
Short-term borrowings	5,810	3,460
Current maturities of long-term debt	17,895	17,925
Accrued expenses and other current liabilities	119,984	108,147

Total current liabilities	255,074	241,430
Long-term debt, less current maturities	728,130	720,202
Pension and other postretirement liabilities	71,675	70,802
Deferred tax liabilities	8,700	8,785
Other long-term liabilities	6,142	6,672

Total liabilities	1,069,721	1,047,891

Contingencies—Note J

Shareholders’ equity
UCI International, Inc. shareholders’ equity
Common stock	29	29
Additional paid in capital	279,604	279,485
Retained deficit	(231,242)	(237,858)
Accumulated other comprehensive loss	(32,339)	(32,502)

Total UCI International, Inc. shareholders’ equity	16,052	9,154
Noncontrolling interest—Note N	1,775	1,810

Total shareholders’ equity	17,827	10,964

Total liabilities and shareholders’ equity	$1,087,548	$1,058,855

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Condensed Consolidated Income Statements (unaudited)

(in thousands)

	Three Months Ended March 31,
	2010	2009
Net sales	$230,304	$219,862
Cost of sales	173,076	180,442

Gross profit	57,228	39,420
Operating expense
Selling and warehousing	(14,295)	(14,298)
General and administrative	(11,550)	(12,561)
Amortization of acquired intangible assets	(1,335)	(1,480)
Restructuring costs (Note B)	(2,036)	(205)
Patent litigation costs (Note J)	(964)	—

Operating income	27,048	10,876
Other expense
Interest expense, net	(14,791)	(15,704)
Management fee expense	(500)	(500)
Miscellaneous, net	(951)	(1,485)

Income (loss) before income taxes	10,806	(6,813)
Income tax (expense) benefit	(4,225)	2,155

Net income (loss)	6,581	(4,658)
Less: Loss attributable to noncontrolling interest	(35)	(304)

Net income (loss) attributable to UCI International, Inc.	$6,616	$(4,354)

Earnings (loss) per share:
Basic	$2.31	$(1.52)
Diluted	$2.25	$(1.52)

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities
Net income (loss) attributable to UCI International, Inc.	$6,616	$(4,354)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of other intangible assets	8,981	9,439
Amortization of deferred financing costs and debt discount	739	787
Non-cash interest expense on UCI International Notes	7,523	7,321
Deferred income taxes	(565)	(1,379)
Other non-cash, net	1,149	355
Changes in operating assets and liabilities
Accounts receivable	(3,533)	7,061
Inventories	(3,735)	11,735
Other current assets	4,927	(198)
Accounts payable	1,836	5,536
Accrued expenses and other current liabilities	12,413	11,608
Other long-term assets	346	287
Other long-term liabilities	873	1,038

Net cash provided by operating activities	37,570	49,236

Cash flows from investing activities
Capital expenditures	(5,841)	(4,018)
Proceeds from sale of other property, plant and equipment	77	24

Net cash used in investing activities	(5,764)	(3,994)

Cash flows from financing activities
Issuances of debt	5,557	3,672
Debt repayments	(3,290)	(22,391)

Net cash provided by (used in) financing activities	2,267	(18,719)

Effect of currency exchange rate changes on cash	(143)	(133)

Net increase in cash and cash equivalents	33,930	26,390
Cash and cash equivalents at beginning of year	131,942	46,655

Cash and cash equivalents at end of period	$165,872	$73,045

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ (Deficit) Equity (unaudited)

(in thousands)

	UCI International, Inc. Shareholder’s (Deficit) Equity				Noncontrolling Interest	Total Shareholders’ (Deficit) Equity	Comprehensive Income (Loss)
	Common Stock	Additional Paid In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2009	$29	$279,141	$(247,060)	$(39,600)	$2,490	$(5,000)
Recognition of stock based compensation expense		165				165
Comprehensive loss
Net loss			(4,354)		(304)	(4,658)	$(4,354)
Other comprehensive loss
Foreign currency adjustment (after $(7) of income taxes)				(1,642)		(1,642)	(1,642)

Total comprehensive loss							$(5,996)

Balance at March 31, 2009	$29	$279,306	$(251,414)	$(41,242)	$2,186	$(11,135)

Balance at January 1, 2010	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964
Recognition of stock based compensation expense		119				119
Comprehensive income
Net income			6,616		(35)	6,581	$6,616
Other comprehensive income
Pension liability (after $(93) of income taxes)				151		151	151
Foreign currency adjustment (after $27 of income taxes)				12		12	12

Total comprehensive income							$6,779

Balance at March 31, 2010	$29	$279,604	$(231,242)	$(32,339)	$1,775	$17,827

The accompanying notes are an integral part of these statements.

UCI International, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE A—GENERAL AND BASIS OF FINANCIAL STATEMENT PRESENTATION

General

UCI International, Inc. (formerly known as UCI Holdco, Inc.) was incorporated on March 8, 2006 as a holding company for UCI Acquisition Holdings, Inc. (“UCI Acquisition”) and United Components, Inc. UCI International, Inc. owns all of the common stock of United Components, Inc. through its wholly-owned subsidiary UCI Acquisition. UCI International, Inc., UCI Acquisition and United Components, Inc. are corporations formed at the direction of The Carlyle Group (“Carlyle”). At March 31, 2010, affiliates of The Carlyle Group owned 90.8% of UCI International, Inc.’s common stock, and the remainder was owned by certain current and former members of UCI International, Inc.’s senior management and board of directors. The senior management and board of directors of UCI International, Inc. are also the senior management and board of directors of United Components, Inc.

All operations of UCI International, Inc. are conducted by United Components, Inc. United Components, Inc. operates in one business segment through its subsidiaries. United Components, Inc. manufactures and distributes vehicle parts primarily servicing the vehicle replacement parts market in North America and Europe.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of UCI International, Inc., its wholly-owned subsidiaries and a 51% owned joint venture (see Note O). All significant intercompany accounts and transactions have been eliminated. In these notes to the financial statements, the term “UCI International” refers to UCI International, Inc. and its subsidiaries, including UCI Acquisition and its subsidiaries. The term “UCI” refers to United Components, Inc. and its subsidiaries.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements.

The December 31, 2009 consolidated balance sheet has been derived from the audited financial statements included in UCI International’s annual report on Form 10-K for the year ended December 31, 2009. The financial statements at March 31, 2010 and for the three months ended March 31, 2010 and 2009 are unaudited. In the opinion of UCI International’s management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

These financial statements should be read in conjunction with the financial statements and notes thereto included in UCI International’s annual report on Form 10-K for the year ended December 31, 2009.

Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

Statement of Operations Reclassification

Certain engineering expenses totaling $0.8 million for the three months ended March 31, 2009 were presented in general and administrative expenses. These engineering expenses have been reclassified to cost of sales in the condensed consolidated statement of operations for the three months ended March 31, 2009 in order to conform to the current year presentation.

Recently Adopted Accounting Guidance

On January 1, 2009, UCI International adopted changes issued by the Financial Accounting Standards Board (“FASB”) to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items: a noncontrolling interest to be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary to be measured at fair value and a gain or loss to be recognized in net income based on such fair value. Other than the change in presentation of noncontrolling interests, the adoption of these changes had no impact on UCI International’s financial statements. The presentation and disclosure requirements of these changes were applied.

On January 1, 2010, UCI International adopted changes issued by the FASB to accounting for variable interest entities. These changes require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; to eliminate the solely quantitative approach previously required for determining the primary beneficiary of a variable interest entity; to add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The adoption of these changes had no impact on UCI International’s financial statements.

Effective January 1, 2010, UCI International adopted changes issued by the FASB on January 6, 2010, for a scope clarification to the FASB’s previously-issued guidance on accounting for noncontrolling interests in consolidated financial statements. These changes clarify the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a consolidated subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. See Note O for a discussion of the sale of UCI International’s 51% owned joint venture.

NOTE B—RESTRUCTURING COSTS

In the first quarters of 2010 and 2009, UCI International incurred $0.1 million and $0.2 million, respectively, of costs for the maintenance and security of land and building that is held for sale. In the first quarter of 2010, UCI International recorded $0.4 million of pension curtailment and settlement losses related to headcount reductions at its Mexican subsidiaries and recorded a non-cash charge of $1.5 million related to the disposition of the company’s interest in a 51% owned joint venture (see Note O). These costs related to the company’s capacity consolidation activities are reported in the statements of operations in “Restructuring costs.”

NOTE C—SALES OF RECEIVABLES

UCI International has agreements to sell undivided interests in certain of its receivables with factoring companies, which in turn have the right to sell an undivided interest to a financial institution or other third party. UCI International enters into these agreements at its discretion as part of its overall cash management activities. Pursuant to these agreements, UCI International sold $56.1 million and $60.0 million of receivables during the three months ended March 31, 2010 and 2009, respectively.

If receivables had not been factored, $132.4 million and $121.5 million of additional receivables would have been outstanding at March 31, 2010 and December 31, 2009, respectively. UCI International retained no rights or interest, and has no obligations, with respect to the sold receivables. UCI International does not service the receivables after the sales.

The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $1.0 million and $1.5 million in the three months ended March 31, 2010 and 2009, respectively. These costs are recorded in the statements of operations in “Miscellaneous, net.”

NOTE D—INVENTORIES

The components of inventory are as follows (in millions):

	March 31, 2010	December 31, 2009
Raw materials	$48.2	$47.5
Work in process	25.9	27.6
Finished products	76.0	73.1
Valuation reserves	(15.6)	(15.1)

	$134.5	$133.1

NOTE E—RESTRICTED CASH

In June 2009, UCI International posted $9.4 million of cash to collateralize a letter of credit required by UCI International’s workers’ compensation insurance carrier. This cash is recorded as “Restricted cash” and is a component of long-term assets on UCI International’s balance sheet at March 31, 2010. This cash is invested in highly liquid, high quality government securities and is not available for general operating purposes as long as the letter of credit remains outstanding or until alternative collateral is posted.

NOTE F—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

“Accrued expenses and other current liabilities” consists of the following (in millions):

	March 31, 2010	December 31, 2009
Salaries and wages	$3.7	$3.1
Bonuses and profit sharing	2.8	6.1
Vacation pay	4.5	4.4
Product returns	46.6	42.1
Rebates, credits and discounts due customers	13.0	13.6
Insurance	11.9	9.8
Taxes payable	9.1	7.0
Interest	8.2	2.4
Other	20.2	19.6

	$120.0	$108.1

NOTE G—PRODUCT RETURNS LIABILITY

The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. UCI International provides warranties for its products’ performance and warranty periods vary by part. In addition to returns under warranty, UCI International allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While UCI International does not have a contractual obligation to accept excess quantity returns from all customers, common practice for UCI International and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from UCI International and change to another vendor, it is industry practice for the new vendor, and not UCI International, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns.

UCI International routinely monitors returns data and adjusts estimates based on this data.

Changes in UCI International’s product returns accrual were as follows (in millions):

	Three Months ended March 31,
	2010	2009
Beginning of year	$42.1	$32.0
Cost of unsalvageable parts	(10.1)	(12.0)
Additional reductions to sales	14.6	11.7

End of period	$46.6	$31.7

NOTE H—PENSION

The following are the components of net periodic pension expense (in millions):

	Three Months ended March 31,
	2010	2009
Service cost	$1.1	$1.1
Interest cost	3.3	3.3
Expected return on plan assets	(3.7)	(3.6)
Amortization of prior service cost and unrecognized loss	0.2	0.1
Curtailment and settlement losses recognized	0.4	—

	$1.3	$0.9

In 2010, UCI International recorded $0.4 million of curtailment and settlement losses related to headcount reductions at its Mexican subsidiaries.

NOTE I—DEBT

UCI International’s debt is summarized as follows (in millions):

	March 31, 2010	December 31, 2009
UCI short-term borrowings	$5.8	$3.5
UCI capital lease obligations	0.9	0.9
UCI term loan	190.0	190.0
UCI senior subordinated notes	230.0	230.0
UCI International floating rate senior PIK notes	331.5	324.1
Unamortized debt discount and debt issuance costs	(6.4)	(6.9)

	751.8	741.6
Less:
UCI short-term borrowings	5.8	3.5
UCI term loan	17.7	17.7
UCI current maturities	0.2	0.2

Long-term debt	$728.1	$720.2

UCI International’s floating rate senior PIK notes (the “UCI International Notes”)—The UCI International Notes are due in 2013. Interest on the UCI International Notes will be paid by issuing new notes until December 2011. Therefore, the UCI International Notes will not affect UCI International’s cash flow through 2011. Thereafter, all interest will be payable in cash. Commencing on March 15, 2012, and each quarter thereafter, UCI International is required to redeem for cash a portion of each note, to the extent required to prevent the UCI International Notes from being treated as an applicable high yield discount obligation.

The UCI International Notes are unsecured and will rank pari passu with any future senior indebtedness of UCI International and will rank senior to any future subordinated indebtedness of UCI International. The UCI International Notes are effectively subordinated to future secured indebtedness to the extent of the value of the collateral securing such indebtedness and to all existing and future indebtedness and other liabilities of UCI International’s subsidiaries (other than indebtedness or other liabilities owed to UCI International, Inc., excluding its subsidiaries).

The UCI International Notes indenture contains covenants that restrict UCI International’s ability to: incur or guarantee additional debt; pay dividends or redeem stock; make certain investments; sell assets; merge or consolidate with other entities; and enter into transactions with affiliates. Management believes that as of March 31, 2010 and as of the date of this quarterly report, UCI International was and is in compliance with such covenants.

UCI’s senior credit facility—UCI’s senior credit facility includes a term loan and, until its termination in June 2009, included a revolving credit facility.

As a result of previous prepayments there are no scheduled repayments of the term loan before December 2011. While there are no scheduled repayments before December 2011, UCI’s senior credit facility does require mandatory prepayments of the term loan when UCI generates Excess Cash Flow as defined in the senior credit facility. UCI generated Excess Cash Flow in the year ending December 31, 2009, resulting in a mandatory prepayment of $17.7 million, payable within 95 days of December 31, 2009. In accordance with this provision, UCI made the $17.7 million mandatory prepayment, reducing the amount outstanding under the term loan to $172.3 million, on April 1, 2010. This mandatory prepayment is presented as a component of “Current maturities of long-term debt” in the March 31, 2010 balance sheet. The term loan matures in June 2012.

UCI’s senior credit facility requires UCI to maintain certain financial covenants and requires mandatory prepayments under certain events as defined in the agreement. Also, the facility includes certain negative covenants restricting or limiting UCI’s ability to, among other things: declare dividends or redeem stock; prepay certain debt; make loans or investments; guarantee or incur additional debt; make certain capital expenditures; engage in acquisitions or other business combinations; sell assets; and alter UCI’s business. UCI is in compliance with all of these covenants and is not required to make any mandatory prepayments other than the $17.7 million mandatory excess cash flow prepayment discussed above.

UCI’s senior subordinated notes (the “Notes”)—The Notes bear interest at 9 3/8% with interest payable in arrears semi-annually on June 15 and December 15 of each year. The Notes are unsecured and rank equally in right of payment with any of UCI’s future senior subordinated indebtedness. They are subordinated to indebtedness and other liabilities of UCI’s subsidiaries that are not guarantors of the Notes. They are guaranteed on a full and unconditional and joint and several basis by UCI’s domestic subsidiaries. The Notes mature on June 15, 2013.

UCI’s short-term borrowings—At March 31, 2010, short-term borrowings included $1.6 million of a Spanish subsidiary’s notes payable and $4.2 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At December 31, 2009, short-term borrowings included $0.3 million of a Spanish subsidiary’s notes payable and $3.2 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. The Spanish subsidiary’s notes payable are collateralized by certain accounts receivable related to the amounts financed. The Chinese subsidiaries’ notes payable are secured by receivables.

NOTE J—CONTINGENCIES

Insurance Reserves

UCI International purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which UCI International is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter, and the expenses are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which UCI International is responsible are included in the balance sheet in “Accrued expenses and other current liabilities.”

Environmental

UCI International is subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International has been identified as a potentially responsible party for contamination at two sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. The second site is a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $1.4 million accrued at March 31, 2010 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on results for a single quarter.

In addition to the two matters discussed above, UCI International has been named as a potentially responsible party at a site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. Also, UCI International is involved in regulated remediation at two of its manufacturing sites (the “Manufacturing Sites”). The combined cost of the remaining remediation at such Manufacturing Sites is $0.2 million. UCI International anticipates that the majority of the $0.3 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site and the Manufacturing Sites have been immaterial.

Antitrust Litigation

UCI and its wholly owned subsidiary, Champion Laboratories, Inc. (“Champion”), were named as two of multiple defendants in 23 complaints originally filed in the District of Connecticut, the District of New Jersey, the Middle District of Tennessee and the Northern District of Illinois alleging conspiracy violations of Section 1 of the Sherman Act, 15 U.S.C. § 1, related to aftermarket oil, air, fuel and transmission filters. Eight of the complaints also named The Carlyle Group as a defendant, but those plaintiffs voluntarily dismissed Carlyle from each of those actions without prejudice. Champion, but not UCI, was also named as a defendant in 13 virtually identical actions originally filed in the Northern and Southern Districts of Illinois, and the District of New Jersey. All of these complaints are styled as putative class actions on behalf of all persons and entities that purchased aftermarket filters in the U.S. directly from the defendants, or any of their predecessors, parents, subsidiaries or affiliates, at any time during the period from January 1, 1999 to the present. Each case seeks damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees.

UCI and Champion were also named as two of multiple defendants in 17 similar complaints originally filed in the District of Connecticut, the Northern District of California, the Northern District of Illinois and the Southern District of New York by plaintiffs who claim to be indirect purchasers of aftermarket filters. Two of the complaints also named The Carlyle Group as a defendant, but the plaintiffs in both of those actions voluntarily dismissed Carlyle without prejudice. Champion, but not UCI, was also named in 3 similar actions originally filed in the Eastern District of Tennessee, the Northern District of Illinois and the Southern District of California. These complaints allege conspiracy violations of Section 1 of the Sherman Act and/or violations of state antitrust, consumer protection and unfair competition law. They are styled as putative class actions on behalf of all persons or entities who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, their agents or entities under their control, at any time between January 1, 1999 and the present; with the exception of three cases which each allege a class period from January 1, 2002 to the present, and one complaint which alleges a class period from the “earliest legal permissible date” to the present. The complaints seek damages, including statutory treble damages, an injunction against future violations, disgorgement of profits, costs and attorney’s fees.

On August 18, 2008, the Judicial Panel on Multidistrict Litigation (“JPML”) issued an order transferring the U.S. direct and indirect purchaser aftermarket filters cases to the Northern District of Illinois for coordinated and consolidated pretrial proceedings before the Honorable Robert W. Gettleman pursuant to 28 U.S.C. § 1407. On November 26, 2008, all of the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act. The direct purchaser plaintiffs seek damages, including statutory treble damages, an injunction against future violations, costs and attorney’s fees. On February 2, 2009, Champion filed its answer to the direct purchasers’ Consolidated Amended Complaint.

On December 1, 2008, all of the indirect purchaser plaintiffs, except Gasoline and Automotive Service Dealers of America (“GASDA”), filed a Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is styled as a putative class action and alleges conspiracy violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law. The indirect purchaser plaintiffs seek damages, including statutory treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorney’s fees. On February 2, 2009, Champion and the other defendants jointly filed a motion to dismiss the Consolidated Indirect Purchaser Complaint. On November 5, 2009, the Court granted the motion in part, and denied it in part. The Court directed the indirect purchaser plaintiffs to file an amended complaint conforming to the order. On November 30, 2009, the indirect purchasers filed an amended complaint. On December 17, 2009, the indirect purchasers filed a motion for leave to file a second amended complaint. On December 22, 2009, the Court granted the motion for leave, but gave defendants permission to move to dismiss the second amended complaint. Defendants’ filed that motion to dismiss on January 19, 2010. On April 2, 2010, the Court granted the motion in part, and denied it in part.

On February 2, 2009, Champion, UCI and the other defendants jointly filed a motion to dismiss the GASDA complaint. On April 13, 2009, GASDA voluntarily dismissed UCI from its case without prejudice. On November 5, 2009, the Court granted defendants’ motion to dismiss.

Pursuant to a stipulated agreement between the parties, all defendants produced limited initial discovery on January 30, 2009. On December 10, 2009 the plaintiffs filed their first sets of interrogatories and requests for production of documents. On January 11, 2010, all defendants filed a number of discovery requests to plaintiffs and third parties. The parties submitted their initial objections and responses to these discovery requests on February 16, 2010. On January 21, 2010, the Court entered a scheduling order for discovery. Under this order, discovery related to class certification will proceed immediately, with document production scheduled to be completed no later than June 21, 2010. Class certification briefing will follow the completion of document production, and expert discovery on merits-related issues follow the court’s ruling on plaintiffs’ motions for class certification.

On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California, for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. On March 5, 2009, one of the defendants filed a notice of removal to the U.S. District Court for the Central District of California, and then subsequently requested that the JPML transfer this case to the Northern District of Illinois for coordinated pre-trial proceedings, which the JPML granted. On February 25, 2010, the plaintiff filed a Consolidated Second Amended Class Action Complaint in the Northern District of Illinois on behalf of a purported class of California gasoline retailers who indirectly purchase filters from defendants for resale.

Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith (contrary to art. 6 of the Civil Code of Quebec) related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of $5.0 million in compensatory damages and $1.0 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

Champion, but not UCI, was also named as one of 14 defendants in a class action filed on May 21, 2008, in Ontario, Canada. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of $150 million in general damages and $15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.

On July 30, 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. We are cooperating with the Attorney General’s requests. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks damages, including statutory treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois before the Honorable Robert W. Gettleman.

The Antitrust Division of the Department of Justice (DOJ) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”

We intend to vigorously defend against these claims.

Value-added Tax Receivable

UCI International’s Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $3.7 million from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected UCI International’s claims for these refunds, and UCI International has commenced litigation in the regional federal administrative and tax courts in Monterrey to order the local tax authorities to process these refunds.

Patent Litigation

Champion is a defendant in litigation with Parker-Hannifin Corporation pursuant to which Parker-Hannifin claims that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million and a permanent injunction. Both parties have filed post-trial motions. Parker-Hannifin is seeking treble damages and attorneys’ fees. Champion is seeking a judgment as a matter of law on the issues of infringement and patent invalidity. Champion continues to vigorously defend this matter; however, there can be no assurance with respect to the outcome of litigation. UCI International has recorded a $6.5 million liability in the financial statements for this matter included in “Accrued expenses and other current liabilities” at March 31, 2010. During the first quarter of 2010, UCI International incurred post-trial costs of $1.0 million.

Other Litigation

UCI International is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, UCI International believes that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on UCI International’s financial condition or results of operations.

NOTE K—EARNINGS (LOSS) PER SHARE

UCI International presents both basic and diluted earnings per share (“EPS”) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options. The treasury stock method assumes that UCI International uses the proceeds from the exercise of awards to repurchase common stock at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future, compensation cost for future service that UCI International has not yet recognized and any tax benefits that would be credited to additional paid-in capital when the award generates a tax deduction. If there would be a shortfall resulting in a charge to additional paid-in capital, such an amount would be a reduction of the proceeds.

The terms of the restricted stock agreement provide that the shares of restricted stock vest only upon a change of control, as defined, of UCI International. Due to the uncertainty surrounding the ultimate vesting of the restricted stock, these contingently issuable shares are excluded from the computation of basic EPS and diluted EPS.

The following table reconciles the numerators and denominators used to calculate basic EPS and diluted EPS and presents basic EPS and diluted EPS (in thousands, except per share data):

	Three Months Ended March 31,
	2010	2009
Net income (loss) attributable to UCI International, Inc.	$6,616	$(4,354)

Weighted Average Shares of Common Stock Outstanding:
Basic weighted average shares of common stock outstanding	2,864	2,861
Dilutive effect stock-based awards	72	—

Diluted weighted average shares of common stock outstanding	2,936	2,861

Earnings Per Share:
Basic earnings per share	$2.31	$(1.52)

Diluted earnings per share	$2.25	$(1.52)

Options to purchase 4,000 and 142,000 shares of common stock at a weighted average exercise price of $81.90 and $15.67 per share were outstanding as of March 31, 2010 and 2009, respectively, but were not included in the computation of diluted EPS because they were anti-dilutive.

NOTE L—GEOGRAPHIC INFORMATION

UCI International had the following net sales by country (in millions):

	Three Months ended March 31,
	2010	2009
United States	$195.9	$190.7
Mexico	6.0	5.9
Canada	7.1	6.5
United Kingdom	2.9	1.8
France	2.9	1.9
Germany	1.7	1.2
China	1.7	1.9
Spain	1.1	0.8
Other	11.0	9.2

	$230.3	$219.9

Net long-lived assets by country are as follows (in millions):

	March 31, 2010	December 31, 2009
United States	$191.4	$194.2
China	23.4	29.7
Mexico	9.1	8.9
Spain	3.8	3.8
Goodwill	241.5	241.5

	$469.2	$478.1

NOTE M—OTHER INFORMATION

At March 31, 2010, 5,000,000 shares of common stock were authorized, and 2,860,560 were issued and outstanding. The par value of each share of common stock is $0.01 per share.

Cash payments for interest in the first quarters of 2010 and 2009 were $0.8 million and $2.6 million, respectively. Cash payments (net of refunds) for income taxes for the first quarters of 2010 and 2009 were $0.4 million and $0.4 million, respectively.

NOTE N—FAIR VALUE ACCOUNTING

The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) UCI International’s assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of “observable inputs” and minimize the use of “unobservable inputs.” The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1	—	Quoted market prices in active markets for identical assets or liabilities

Level 2	—	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3	—	Unobservable inputs developed using UCI International’s estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability

The determination of where an asset or liability falls in the hierarchy requires significant judgment.

Assets measured at fair value on a nonrecurring basis

During the three months ended March 31, 2010 and 2009, no assets were adjusted to their fair values on a nonrecurring basis.

Fair value of financial instruments

Cash and cash equivalents—The carrying amount of cash equivalents ($152.4 million) approximates fair value because the original maturity is less than 90 days.

Restricted cash—The carrying amount of restricted cash ($9.4 million) approximates fair value because the original maturity is less than 90 days.

The following table summarizes the valuation of cash equivalents and restricted cash measured at fair value in the March 31, 2010 and December 31, 2009 balance sheets (in millions):

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Description	March 31, 2010	December 31, 2009
Cash equivalents	$156.6	$122.7
Restricted cash	$9.4	$9.4

Trade accounts receivable—The carrying amount of trade receivables approximates fair value because of their short outstanding terms.

Trade accounts payable—The carrying amount of trade payables approximates fair value because of their short outstanding terms.

Short-term borrowings—The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.

Long-term debt—The fair value of the $190 million of UCI’s term loan borrowings under the senior credit facility at March 31, 2010 and December 31, 2009 was $182.4 million and $176.7 million, respectively. The estimated fair value of the term loan was based on information provided by an independent third party who participates in the trading market for debt similar to the term loan. Due to the infrequency of trades, this input is considered to be a Level 2 input.

The fair value of UCI’s $230 million senior subordinated notes at March 31, 2010 and December 31, 2009 was $230.3 million and $221.1 million, respectively. The estimated fair value of these notes was based on bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of UCI’s senior subordinated notes, these inputs are considered to be Level 2 inputs.

The fair value of the UCI International Notes at March 31, 2010 and December 31, 2009 was $310.4 million and $274.2 million, respectively. The estimated fair value of these notes is based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.

NOTE O—JOINT VENTURE SALE

In May 2010, UCI International completed the sale of its entire 51% interest in its Chinese joint venture to its joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. (“LMC”). The sale price was approximately $0.9 million, plus the assumption of certain liabilities due UCI International of approximately $2.2 million, less estimated transaction costs. Based upon the terms of the transaction, UCI International recorded a non-cash charge of $1.5 million ($1.2 million after tax). UCI International deconsolidated the Chinese joint venture and the net estimated realizable value of $2.9 million is recorded in the March 31, 2010 balance sheet as follows (in millions):

Current assets	$3.8
Long-lived assets	3.9
Current liabilities	(2.8)
Noncurrent liabilities	(0.3)

Assets held for sale	4.6
Noncontrolling interest	(1.7)

$2.9

In connection with the sale, UCI International entered into a long-term supply agreement pursuant to which LMC will supply certain cooling system components to UCI International. As part of this long-term supply agreement, LMC will purchase from UCI International all the aluminum necessary to produce aluminum parts to be supplied under the agreement.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

UCI International, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee		$14,260
FINRA Filing Fee		20,500
Printing and Engraving Expense		*
Legal Fees		*
Accounting Fees		*
Blue Sky Fees		*
Stock Exchange Listing Fees		*
Transfer Agent Fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the Company’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2007, we have issued the following securities that were not registered under the Securities Act:

1.	Since January 1, 2007, we have granted options to employees, directors and consultants to purchase an aggregate of 77,750 shares of our common stock under our equity incentive plan at exercise prices ranging from $23.63 to $105.00. During this period, options to purchase 142,885 shares of our common stock were exercised with an average per share exercise price of $5.33 for cash consideration to us in the aggregate amount of $0.8 million.

2.	Since January 1, 2007, we have granted restricted stock awards pursuant to restricted stock purchase agreements to employees and directors in the aggregate amount of 109,840 shares of our common stock. These shares vest only upon a change in control, as defined, of UCI International, Inc. These shares were issued in consideration of services rendered by such persons, with fair values at the date of grant ranging from $13.87 to $58.80.

The issuances of options, shares upon the exercise of options and restricted stock described above were deemed exempt from registration under Section 4(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(A)	Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

*1.1	Form of Underwriting Agreement.

*3.1	Form of Amended and Restated Certificate of Incorporation of UCI International, Inc.

*3.2	Form of Amended and Restated Bylaws of UCI International, Inc.

4.1	Floating Rate Senior PIK Notes Indenture with respect to Floating Rate Senior PIK Notes due 2013, between UCI Holdco, Inc. and Wells Fargo Bank, National Association, as trustee, dated as of December 20, 2006 (incorporated by reference to Exhibit 4.1 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.2	Form of Floating Rate Senior PIK Notes due 2013 (included in Exhibit 4.1).

*4.3	Form of Stock Certificate.

4.4	Senior Subordinated Note Indenture with respect to the 9 3/8% Senior Subordinated Notes due 2013, between United Components, Inc., Wells Fargo Bank Minnesota, National Association, as trustee, and the Guarantors listed on the signature pages thereto, dated as of June 20, 2003. (incorporated by reference to Exhibit 10.17 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.5	Form of 9 3/8% Senior Subordinated Notes due 2013 (included in Exhibit 4.4).

*5.1	Opinion of Latham & Watkins LLP.

10.1	Credit Agreement, dated as of June 20, 2003, by and among United Components, Inc., the lenders party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as joint lead arrangers, J.P. Morgan Chase Bank as syndication agent, ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Fleet National Bank and General Electric Capital Corporation as co-documentation agents and Lehman Commercial Paper Inc. as administrative agent (incorporated by reference to Exhibit 10.1 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.2	Guarantee and Collateral Agreement, dated as of June 20, 2003, among UCI Acquisition Holdings, Inc., United Components, Inc. and certain subsidiaries of United Components, Inc., for the benefit of Lehman Commercial Paper, Inc., as administrative agent (incorporated by reference to Exhibit 10.2 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.3	Management Agreement among United Components, Inc. and TC Group, L.L.C. dated June 20, 2003 (incorporated by reference to Exhibit 10.3 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.4	Employment Agreement Term Sheet between United Components, Inc. and John Ritter effective as of April 25, 2003, as amended (incorporated by reference to Exhibit 10.4 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.5	Employment Agreement between United Aftermarket, Inc. and Bruce Zorich dated as of April 18, 2003, as amended (incorporated by reference to Exhibit 10.5 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.6	Fourth Amended and Restated Champion Laboratories Pension Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.7 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.7	Employment Agreement among United Components, Inc., Champion Laboratories, Inc. and Charlie Dickson, effective as of September 2, 2003 (incorporated by reference to Exhibit 10.8 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.8	First Amendment to Credit Agreement dated as of December 22, 2003, by and among United Components, Inc., the lenders party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as joint lead arrangers, J.P. Morgan Chase Bank as syndication agent, ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Fleet National Bank and General Electric Capital Corporation as co-documentation agents and Lehman Commercial Paper Inc. as administrative agent (incorporated by reference to Exhibit 10.9 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.9	Amended and Restated Stock Option Plan of UCI Holdco, Inc., effective as of May 25, 2006 (incorporated by reference to Exhibit 10.10 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.10	UCI Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.11	Amended and Restated Credit Agreement, dated May 25, 2006, among United Components, Inc., as borrower, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint advisors, joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent, ABN AMRO Bank N.V., Bank of America, N.A. and General Electric Capital Corporation, as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent and the several banks and other financial institutions or entities from time to time parties to the agreement (incorporated by reference to Exhibit 10.12 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.12	Stock Purchase Agreement by and among United Components, Inc., ACAS Acquisitions (ASC), Inc. and the Sellers named herein, dated as of March 8, 2006 (incorporated by reference to Exhibit 10.13 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.13	Asset Purchase Agreement by and among United Components, Inc., Neapco Inc. and Neapco, LLC, dated as of June 30, 2006 (incorporated by reference to Exhibit 10.14 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.14	Asset Purchase Agreement by and among Pioneer Inc. Automotive Products, United Components, Inc. and Pioneer, Inc., dated as of June 29, 2006 (incorporated by reference to Exhibit 10.15 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.15	Stock Purchase Agreement by and among Truck-Lite Co. Limited, Truck-Lite Co., Inc., UIS Industries Limited and United Components, Inc., dated as of November 30, 2006 (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.16	Amended and Restated Equity Incentive Plan of UCI Holdco, Inc., effective as of December 23, 2008 (incorporated by reference to Exhibit 10.12 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.17	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Bruce M. Zorich (incorporated by reference to Exhibit 10.13 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.18	Amended and Restated Employment Agreement, dated December 23, 2008, between United Components, Inc. and Bruce Zorich (incorporated by reference to Exhibit 10.14 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.19	Severance Agreement, dated December 23, 2008, between Daniel Johnston, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.15 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.20	Severance Agreement, dated September 8, 2009, between Mark P. Blaufuss, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.21	Restricted Stock Agreement, dated September 8, 2009, between UCI Holdco, Inc. and Mark P. Blaufuss (incorporated by reference to Exhibit 10.17 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.22	Severance Agreement, dated December 23, 2008, between Keith A. Zar, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.18 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.23	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Keith A. Zar (incorporated by reference to Exhibit 10.19 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.24	Severance Agreement, dated December 23, 2008, between Michael G. Malady, United Components, Inc., and UCI Holdco, Inc (incorporated by reference to Exhibit 10.20 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.25	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Michael G. Malady (incorporated by reference to Exhibit 10.21 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.26	Resignation, Waiver, Consent, Appointment and Amendment Agreement entered into as of December 22, 2009, by and among Lehman Commercial Paper Inc. acting through one or more of its branches as the Administrative Agent and Swing Line Lender, under the Credit Agreement, Bank of America, N.A., the Lenders party thereto, United Components, Inc. and each of the Guarantors signatory thereto (incorporated by reference to Exhibit 10.22 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

21.1	List of Subsidiaries.

*23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of Grant Thornton LLP.

24.1	Powers of Attorney (included in the signature pages to this registration statement)

*	To be filed by amendment.

(B)	Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

Certain information required in Schedule II, Valuation and Qualifying Accounts, has been omitted because equivalent information has been included in the financial statements included in this Registration Statement.

Other financial statement schedules have been omitted because they either are not required, are immaterial or are not applicable.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

of UCI International, Inc. and subsidiaries

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of UCI International, Inc. (formerly UCI Holdco, Inc.) and subsidiaries referred to in our report dated March 19, 2010 (except for Note 20, as to which the date is July 27, 2010), which is included in the Prospectus constituting Part I of this Registration Statement. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 16(B), which is the responsibility of the Company’s management. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Cincinnati, Ohio

March 19, 2010

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Charged to Income	Deductions	Other (a)	Balance at End of Year
	(In millions)
Year ended December 31, 2009
Allowance for excess and obsolete inventory	$14.9	$3.1	$(3.0)	$0.1	$15.1
Valuation allowance for deferred tax assets	4.2	0.4	—	0.6	5.2

Year ended December 31, 2008
Allowance for excess and obsolete inventory	15.6	3.7	(4.3)	(0.1)	14.9
Valuation allowance for deferred tax assets	4.3	0.9	—	(1.0)	4.2

Year ended December 31, 2007
Allowance for excess and obsolete inventory	19.7	2.3	(6.4)	—	15.6
Valuation allowance for deferred tax assets	3.1	1.3	(0.1)	—	4.3

(a)	In 2009 and 2008, Other is the effect of foreign currency translation.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on July 27, 2010.

UCI INTERNATIONAL, INC.

By:	/S/ MARK P. BLAUFUSS
Mark P. Blaufuss
Chief Financial Officer and Director

Each person whose signature appears below constitutes and appoints Mark P. Blaufuss and Keith A. Zar, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

SIGNATURE	TITLE	DATE
/S/ BRUCE M. ZORICH	Bruce M. Zorich President and Chief Executive Officer (Principal Executive Officer); Director	July 27, 2010

/S/ MARK P. BLAUFUSS	Mark P. Blaufuss Chief Financial Officer (Principal Financial and Accounting Officer); Director	July 27, 2010

/S/ DAVID L. SQUIER	David L. Squier Chairman of the Board	July 27, 2010

/S/ IAN I. FUJIYAMA	Ian I. Fujiyama Director	July 27, 2010

/S/ PAUL R. LEDERER	Paul R. Lederer Director	July 27, 2010

/S/ GREGORY S. LEDFORD	Gregory S. Ledford Director	July 27, 2010

/S/ RAYMOND A. RANELLI	Raymond A. Ranelli Director	July 27, 2010

SIGNATURE	TITLE	DATE

/S/ JOHN C. RITTER	John C. Ritter Director	July 27, 2010

/S/ MARTIN SUMNER	Martin Sumner Director	July 27, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

*1.1	Form of Underwriting Agreement.

*3.1	Form of Amended and Restated Certificate of Incorporation of UCI International, Inc.

*3.2	Form of Amended and Restated Bylaws of UCI International, Inc.

4.1	Floating Rate Senior PIK Notes Indenture with respect to Floating Rate Senior PIK Notes due 2013, between UCI Holdco, Inc. and Wells Fargo Bank, National Association, as trustee, dated as of December 20, 2006 (incorporated by reference to Exhibit 4.1 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.2	Form of Floating Rate Senior PIK Notes due 2013 (included in Exhibit 4.1).

*4.3	Form of Stock Certificate.

4.4	Senior Subordinated Note Indenture with respect to the 9 3/8% Senior Subordinated Notes due 2013, between United Components, Inc., Wells Fargo Bank Minnesota, National Association, as trustee, and the Guarantors listed on the signature pages thereto, dated as of June 20, 2003. (incorporated by reference to Exhibit 10.17 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

4.5	Form of 9 3/8% Senior Subordinated Notes due 2013 (included in Exhibit 4.4).

*5.1	Opinion of Latham & Watkins LLP.

10.1	Credit Agreement, dated as of June 20, 2003, by and among United Components, Inc., the lenders party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as joint lead arrangers, J.P. Morgan Chase Bank as syndication agent, ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Fleet National Bank and General Electric Capital Corporation as co-documentation agents and Lehman Commercial Paper Inc. as administrative agent (incorporated by reference to Exhibit 10.1 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.2	Guarantee and Collateral Agreement, dated as of June 20, 2003, among UCI Acquisition Holdings, Inc., United Components, Inc. and certain subsidiaries of United Components, Inc., for the benefit of Lehman Commercial Paper, Inc., as administrative agent (incorporated by reference to Exhibit 10.2 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.3	Management Agreement among United Components, Inc. and TC Group, L.L.C. dated June 20, 2003 (incorporated by reference to Exhibit 10.3 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.4	Employment Agreement Term Sheet between United Components, Inc. and John Ritter effective as of April 25, 2003, as amended (incorporated by reference to Exhibit 10.4 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.5	Employment Agreement between United Aftermarket, Inc. and Bruce Zorich dated as of April 18, 2003, as amended (incorporated by reference to Exhibit 10.5 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.6	Fourth Amended and Restated Champion Laboratories Pension Plan, effective as of January 1, 1997 (incorporated by reference to Exhibit 10.7 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.7	Employment Agreement among United Components, Inc., Champion Laboratories, Inc. and Charlie Dickson, effective as of September 2, 2003 (incorporated by reference to Exhibit 10.8 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.8	First Amendment to Credit Agreement dated as of December 22, 2003, by and among United Components, Inc., the lenders party thereto, Lehman Brothers Inc. and J.P. Morgan Securities Inc. as joint lead arrangers, J.P. Morgan Chase Bank as syndication agent, ABN AMRO Bank N.V., Credit Lyonnais, New York Branch, Fleet National Bank and General Electric Capital Corporation as co-documentation agents and Lehman Commercial Paper Inc. as administrative agent (incorporated by reference to Exhibit 10.9 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.9	Amended and Restated Stock Option Plan of UCI Holdco, Inc., effective as of May 25, 2006 (incorporated by reference to Exhibit 10.10 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.10	UCI Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.11	Amended and Restated Credit Agreement, dated May 25, 2006, among United Components, Inc., as borrower, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint advisors, joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent, ABN AMRO Bank N.V., Bank of America, N.A. and General Electric Capital Corporation, as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent and the several banks and other financial institutions or entities from time to time parties to the agreement (incorporated by reference to Exhibit 10.12 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.12	Stock Purchase Agreement by and among United Components, Inc., ACAS Acquisitions (ASC), Inc. and the Sellers named herein, dated as of March 8, 2006 (incorporated by reference to Exhibit 10.13 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.13	Asset Purchase Agreement by and among United Components, Inc., Neapco Inc. and Neapco, LLC, dated as of June 30, 2006 (incorporated by reference to Exhibit 10.14 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.14	Asset Purchase Agreement by and among Pioneer Inc. Automotive Products, United Components, Inc. and Pioneer, Inc., dated as of June 29, 2006 (incorporated by reference to Exhibit 10.15 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.15	Stock Purchase Agreement by and among Truck-Lite Co. Limited, Truck-Lite Co., Inc., UIS Industries Limited and United Components, Inc., dated as of November 30, 2006 (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Registration Statement on Form S-4 (No. 333-147178) filed November 6, 2007).

10.16	Amended and Restated Equity Incentive Plan of UCI Holdco, Inc., effective as of December 23, 2008 (incorporated by reference to Exhibit 10.12 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.17	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Bruce M. Zorich (incorporated by reference to Exhibit 10.13 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.18	Amended and Restated Employment Agreement, dated December 23, 2008, between United Components, Inc. and Bruce Zorich (incorporated by reference to Exhibit 10.14 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

10.19	Severance Agreement, dated December 23, 2008, between Daniel Johnston, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.15 to UCI Holdco Inc.’s Form 10-K filed March 31, 2009).

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.20	Severance Agreement, dated September 8, 2009, between Mark P. Blaufuss, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.16 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.21	Restricted Stock Agreement, dated September 8, 2009, between UCI Holdco, Inc. and Mark P. Blaufuss (incorporated by reference to Exhibit 10.17 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.22	Severance Agreement, dated December 23, 2008, between Keith A. Zar, United Components, Inc., and UCI Holdco, Inc. (incorporated by reference to Exhibit 10.18 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.23	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Keith A. Zar (incorporated by reference to Exhibit 10.19 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.24	Severance Agreement, dated December 23, 2008, between Michael G. Malady, United Components, Inc., and UCI Holdco, Inc (incorporated by reference to Exhibit 10.20 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.25	Restricted Stock Agreement, dated December 23, 2008, between UCI Holdco, Inc. and Michael G. Malady (incorporated by reference to Exhibit 10.21 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

10.26	Resignation, Waiver, Consent, Appointment and Amendment Agreement entered into as of December 22, 2009, by and among Lehman Commercial Paper Inc. acting through one or more of its branches as the Administrative Agent and Swing Line Lender, under the Credit Agreement, Bank of America, N.A., the Lenders party thereto, United Components, Inc. and each of the Guarantors signatory thereto (incorporated by reference to Exhibit 10.22 to UCI Holdco Inc.’s Form 10-K filed March 19, 2010).

21.1	List of Subsidiaries.

*23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of Grant Thornton LLP.

24.1	Powers of Attorney (included in the signature pages to this registration statement).

*	To be filed by amendment.